














Gartner.
SYMPOSIUM ITXPO® 2010





2010 Annual Report

Gartner®

Dear Shareholders:


Gene Hall
Chief Executive Officer


Chris Lafond
Chief Financial Officer

Contents

Technology has never been more important than it is in today's world—it is a critical factor in virtually every key business decision. With that comes increasing complexity in the issues that our clients—chief information officers (CIOs), other information technology (IT) professionals and supply chain professionals—face on a daily basis. For them, Gartner's objective advice and experienced insight is not a luxury, but a necessity.

Gartner provides tremendous value to its clients, with a return on investment far beyond the cost. Through the combined intellectual prowess of over 1,200 research analysts and consultants, we advise tens of thousands of executives in 85 countries every day. We work with our clients to research, analyze and interpret the IT and supply chain industry, from its providers to its technologies and business processes. By cutting through the complexity and delivering the insight needed by IT and supply chain professionals to make the right decisions quickly and with confidence, we help them to succeed.

Executing Our Growth Strategy

The importance of technology will continue to increase. Today's business issues, such as improving profitability, achieving expectations for sustainability, expanding into new markets and delivering new products and services, all rely on technology to be successful. Despite our impressive client base, we believe we have captured only a small percentage of our potential market opportunity. There are still thousands of companies worldwide that do not currently use our services. Moreover, within our existing client enterprises, there are hundreds of thousands of IT and supply chain professionals who do not currently use Gartner research but would benefit from doing so.

To penetrate this expansive market, we have executed a consistent strategy since 2005 to drive double-digit revenue and earnings growth. The fundamentals of this strategy are:

- Create extraordinary research insight.
- Deliver innovative and highly differentiated product offerings.

- Build strong sales capability.
- Provide world-class client service.
- Continuously improve operational effectiveness.

The success of this strategy is evident in our financial results. From 2004 through 2010, all of our major metrics showed meaningful growth. Over that time period, we grew our contract value at a compound growth rate (CAGR) of 11% per year. Normalized EBITDA grew at a CAGR of 14% per year. Earnings per share grew at a CAGR of 48% per year. During that same period, we grew our revenue at a CAGR of 7%, and our cash from operations at a CAGR of 27%.

In 2010, we still faced a challenging economic environment but met or exceeded all of our targets for the year. We generated $1.29 billion of revenue, an increase of 13% year over year. Full-year free cash flow was $192 million, up 31% year over year. Diluted income per share was $0.96, and cash provided by operating activities was $205 million.

Business Unit Review

Gartner Research, our largest and most profitable business, ended the year with record fourth-quarter new business and the highest-ever reported contract value (a key indicator of future revenue and profitability) of $978 million. Revenue was $865 million, an increase of 14% year over year, excluding the impact of foreign exchange.

Gartner Consulting produced revenue of $302 million. Our fact-based Consulting solutions are based on, and developed in conjunction with, Gartner Research, enabling us to leverage our core competencies in IT research with the methodologies, tools and practical experience necessary to help our clients customize implementation. Backlog, our leading indicator of future growth in this segment, increased 11% over 2009, driven by improved demand for our unique consulting services worldwide.

Gartner Events significantly outperformed expectations for the year, driven by our Symposium/ITxpo events, which set a new global record for overall attendance. In total, our 56 events in 2010 generated revenue of $121 million and attracted a total of 37,219 attendees. Our events business is the leading global IT conference provider, enabling IT and supply chain professionals around the world to experience our research, interact with our analysts and meet with technology providers—all in a single forum. This strong 2010 rebound was driven by our efforts to enhance the customer experience at events, coupled with improvements in the global economy.

Positioned for Growth in 2011 and Over the Long Term

Gartner finished 2010 with solid business momentum, having shown seven consecutive quarters of growth. We have clearly returned to our long-term trend of double-digit revenue and earnings growth and enter 2011 as an even stronger company than we were before. We have a sustained focus on continuously improving and innovating across all aspects of our business, and continue to invest in areas that will enhance penetration of a global market where enterprises need our help with difficult IT issues now more than ever. Given our leading brand, world-class products and vast, untapped market opportunity, we enter 2011 excited about the opportunity ahead of us to continue delivering the trend of double-digit growth we demonstrated in 2010 over the long term.

We look forward to building on our success of the past few years and continuing to deliver value to our clients, associates and shareholders.

On behalf of everyone at Gartner, thank you for your support.





Gene Hall
Chief Executive Officer

Chris Lafond
Chief Financial Officer

The Numbers: Highlights

Segment Revenue 2010 ($ in millions)



Research: $865
Consulting: $302
Events: $121

Research Contract Value ($ in millions)



$1,000
$800
$600
$400
$200
$0
$640
$753
$834
$784
$978
2006
2007
2008
2009
2010

Comparison of Five-Year Cumulative Total Return
Among Gartner, Inc., the S&P Midcap 400 Index and a Peer Group

This graph compares the cumulative five-year total return to shareholders on Gartner, Inc. common stock relative to the cumulative total returns of the S&P Midcap 400 Index and a customized peer group of two companies—The Corporate Executive Board Company and Forrester Research Inc. (the "Peer Group"). An investment of $100 (with reinvestment of all dividends where applicable) is assumed to have been made on 12/31/2005 in Gartner common stock, in the peer group and in the index. Its relative performance is tracked through 12/31/2010.



$300
$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
Gartner, Inc.
S&P Midcap 400 Index
Peer Group

(In thousands, except per share, employee and research client organization data)	2010	2009	2008	2007	2006
					Year ended December 31,
STATEMENT OF OPERATIONS DATA [1]					
Total revenues	$ 1,288,454	$ 1,139,800	$ 1,279,065	$ 1,168,475	$ 1,037,299
Income from continuing operations	96,285	82,964	97,148	70,666	54,258
Diluted income per common share from continuing operations	$ 0.96	$ 0.85	$ 0.98	$ 0.65	$ 0.47
Weighted average shares outstanding (diluted)	99,834	97,549	99,028	108,328	116,203
Common shares outstanding at year-end	95,989	95,878	93,881	99,032	104,064
CASH FLOW DATA [1]					
Operating cash flows	$ 205,499	$ 161,937	$ 184,350	$ 148,335	$ 106,264
BALANCE SHEET DATA [1]					
Cash and cash equivalents	$ 120,181	$ 116,574	$ 140,929	$ 109,945	$ 67,801
Current assets	621,102	557,825	554,524	557,790	484,033
Total assets	1,285,658	1,215,279	1,093,065	1,133,210	1,039,793
Current liabilities	811,152	898,173	792,409	876,012	803,883
Total debt	220,156	329,000	416,250	394,000	370,000
Total liabilities	1,098,602	1,102,744	1,114,381	1,115,712	1,013,475
Stockholders' equity (deficit)	$ 187,056	$ 112,535	$ (21,316)	$ 17,498	$ 26,318

	2010	2009	2008	2007	2006
					As of December 31,
STATISTICAL DATA [1]					
Research contract value	$ 977,710	$ 784,443	$ 834,321	$ 752,533	$ 640,294
Research client organizations	11,601	10,492	10,579	10,189	9,470
Consulting backlog	$ 100,839	$ 90,891	$ 97,169	$ 121,400	$ 109,600
Employees	4,461	4,015	4,198	4,006	3,751

Note:
(1) In December 2009 we acquired AMR Research, Inc. and Burton Group, Inc. The financial results of these businesses are included beginning on their respective acquisition dates. Statistical data includes these businesses beginning in 2010.



Investor Relations

As a Gartner shareholder, you're invited to take advantage of shareholder services or to request more information about Gartner.

Account Questions
Our transfer agent can help you with a variety of shareholder-related services, including:

- Account information
- Transfer instructions
- Change of address
- Lost certificates
- Direct share registration

You can call our transfer agent at:

- +1 800 937 5449
  (toll-free; U.S. shareholders only)
- +1 718 921 8124
  (non-U.S. shareholders)

You can also write our transfer agent and registrar at:
American Stock Transfer & Trust Company, LLC
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038
U.S.A.
info@amstock.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Gartner stock through a brokerage firm can contact their broker to request consolidation of their accounts.

Contact Information
To contact Gartner Investor Relations, call +1 203 316 6537 or send a fax to +1 203 316 6525. We can be contacted during East Coast business hours to answer investment-oriented questions about Gartner.

In addition, you can write us at:
Gartner Investor Relations
56 Top Gallant Road
P.O. Box 10212
Stamford, CT 06904-2212
U.S.A.

Or send us an e-mail at:
investor.relations@gartner.com.
To get financial information online, visit investor.gartner.com.

Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154
U.S.A.

Gartner®

April 18, 2011

Dear Stockholder:

On behalf of the Board of Directors and Management of Gartner, Inc., I invite you to attend our 2011 Annual Meeting of Stockholders to be held on Thursday, June 2, 2011, at 10 a.m. local time, at our corporate headquarters at 56 Top Gallant Road, Stamford, Connecticut.

Details of the business to be conducted at the meeting are given in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow this letter.

We have mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2010 Annual Report to Stockholders and our Proxy Statement online, how to request a paper copy of these materials and how to vote on the five management Proposals put before you this year. In addition, by following the additional instructions in the Proxy Statement, stockholders may request proxy materials electronically by email or in printed form by mail on an ongoing basis.

Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares, regardless of the number of shares you hold, by utilizing the voting options available to you as described in the Proxy Statement.

If you have any questions about the meeting, please contact our Investor Relations Department at (203) 316-6537.

We look forward to seeing you at the meeting.

Sincerely,



Eugene A. Hall
Chief Executive Officer

Gartner

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date:	Thursday, June 2, 2011
Time:	10:00 a.m. local time
Location:	56 Top Gallant Road Stamford, Connecticut 06902
Matters To Be Voted On:	(1) Election of ten members of our Board of Directors; (2) Advisory vote on executive compensation; (3) Advisory vote on the frequency of future stockholder advisory votes on executive compensation; (4) Approval of the 2011 Employee Stock Purchase Plan; and (5) Ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2011.
Record Date:	April 7, 2011 – You are eligible to vote if you were a stockholder of record on this date.
Voting Methods:	**By Internet** – go to "***www.proxyvote.com***" and follow instructions **By Telephone** – call **1-800-690-6903**, 24 hours a day, and follow instructions **By Mail** – if you received your proxy materials by mail, complete and sign your proxy card and return in enclosed envelope or mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717 **In Person** – attend the Annual Meeting and vote in person
Importance Of Vote:	Submit a proxy as soon as possible to ensure that your shares are represented. If your shares are held in "street name," we urge you to instruct your broker how to vote your shares. Voting promptly will insure that we have a quorum at the meeting and will save us additional proxy solicitation expenses.

By Order of the Board of Directors,



Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 18, 2011

TABLE OF CONTENTS

(This Page Intentionally Left Blank.)

Gartner®

56 Top Gallant Road
Stamford, Connecticut 06902

PROXY STATEMENT

For the Annual Meeting of Stockholders
to be held on June 2, 2011

GENERAL INFORMATION

THE ANNUAL MEETING AND PROPOSALS

The 2011 Annual Meeting of Stockholders of Gartner, Inc. will be held on Thursday, June 2, 2011, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and described in greater detail below. This Proxy Statement and form of proxy, together with our 2010 Annual Report to Stockholders, are being furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and any adjournment of the meeting, and are first being made available to our stockholders on or around April 18, 2011. We will refer to your company in this Proxy Statement as "we", "us", the "Company" or "Gartner."

The five proposals to be considered and acted upon at the Annual Meeting, which are described in more detail in this Proxy Statement, are:

- The election of ten nominees to our Board of Directors;
- A stockholder advisory vote on executive compensation;
- A stockholder advisory vote on the frequency of future stockholder advisory votes on executive compensation;
- Approval of the 2011 Employee Stock Purchase Plan; and
- Ratification of the selection of KPMG LLP as our independent auditors for the 2011 fiscal year.

INFORMATION CONCERNING PROXY MATERIALS AND THE VOTING OF PROXIES

Why Did You Receive a Notice Regarding Availability of Proxy Materials?

Securities and Exchange Commission (SEC) rules allow companies to furnish proxy materials to their stockholders via the Internet. This "e-proxy" process expedites stockholders' receipt of proxy materials, while significantly lowering the costs and reducing the environmental impact of our annual meeting. Accordingly, on April 18, 2011, we mailed to our stockholders a notice regarding the availability of proxy materials (the "Notice"). If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access our proxy materials for the 2011 Annual Meeting on a website, how to request a printed set of proxy materials and how to vote your shares. We expect to shortly mail paper copies of our proxy materials to certain stockholders who have already elected to receive printed materials.

How Can You Get Electronic Access to Proxy Materials?

The Notice provides instructions regarding how to view our proxy materials for the 2011 Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials and vote, you will need to visit: ***www.proxyvote.com*** and have available your 12-digit Control number(s) located on your Notice.

How Can You Request Paper or Email Copies of Proxy Materials?

If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. If you want to receive paper or email copies of the proxy materials, you must request them. There is no charge for requesting a copy. To facilitate timely delivery, please make your request on or before May 19, 2011. To request paper or e-mail copies, stockholders can go to ***www.proxyvote.com***, call **1-800-579-1639** or send an email to ***sendmaterial@proxyvote.com.*** Please note that if you request materials by email, send a blank email with your 12-digit Control number(s) (located on your Notice) in the subject line.

How Can You Sign Up to Receive Future Proxy Materials Electronically?
You have the option to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet. If you elect this option, the Company will only mail materials to you in the future if you request that we do so. To sign up for electronic delivery, please follow the instructions below under "How Can You Vote" to vote using the Internet and vote your shares. After submitting your vote, follow the prompts to sign up for electronic delivery.

Who Can Vote at the Annual Meeting?
Only stockholders of record at the close of business on April 7, 2011 (the "Record Date") may vote at the Annual Meeting. As of the Record Date, there were 97,260,173 shares of our common stock, par value $.0005 per share ("Common Stock") outstanding and eligible to be voted. Treasury shares are not voted.

How Can You Vote?
You may vote using one of the following methods:

- **Internet.** You may vote on the Internet up until 11:59 PM Eastern Time on June 1, 2011 by going to the website for Internet voting on the Notice or your proxy card ***(www.proxyvote.com)*** and following the instructions on your screen. Have your Notice or proxy card available when you access the web page. If you vote by the Internet, you should not return your proxy card.
- **Telephone.** You may vote by telephone by calling the toll-free telephone number on your proxy card (**1-800-690-6903**), 24 hours a day and up until 11:59 PM Eastern Time on June 1, 2011, and following prerecorded instructions. Have your proxy card available when you call. If you vote by telephone, you should not return your proxy card.
- **Mail.** If you received your proxy materials by mail, you may vote by mail by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717.
- **In Person.** You may vote your shares in person by attending the Annual Meeting and submitting your proxy at the meeting.

All shares that have been voted properly by an unrevoked proxy will be voted at the Annual Meeting in accordance with your instructions. If you sign and submit your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted for each proposal as our Board recommends.

How to Revoke Your Proxy or Change Your Vote
A later vote by any means will cancel an earlier vote. You can revoke your proxy or change your vote before your proxy is voted at the Annual Meeting by:

- giving written notice of revocation to: Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212; or
- submitting another timely proxy by the Internet, telephone or mail; or
- attending the Annual Meeting and voting in person. If your shares are held in the name of a bank, broker or other holder of record, to vote at the Annual Meeting you must obtain a proxy executed in your favor from the holder of record and bring it to the Annual Meeting in order to vote. Attendance at the Annual Meeting will not, by itself, revoke your prior proxy.

How Many Votes You Have
Each stockholder has one vote for each share of our Common Stock that he or she owned on the Record Date for all matters being voted on.

If Your Shares Are Held in "Street Name," How Will Your Broker Vote?
Holders of shares held in brokerage or "street name" accounts should be aware of changes in voting rules that will affect whether their shares will be voted on the Proposals submitted at the meeting. Under applicable New York Stock Exchange (NYSE) rules relating to the discretionary voting of proxies by brokers, brokers are not permitted to vote shares with respect to the election of directors, executive compensation, frequency voting on executive compensation and employee stock purchase plans, without instructions from the beneficial owner. However, brokers will still be able to vote shares held in brokerage accounts with respect to the ratification of the selection of an independent registered public accounting firm, even if they do not receive instructions from the beneficial owner. Therefore, holders of shares held in brokerage or street name accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with Proposals One, Two, Three and Four. Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given.

Quorum
A quorum is constituted by the presence, in person or by proxy, of holders of our Common Stock representing a majority of the number of shares of Common Stock entitled to vote. Abstentions and broker non-votes (described above) will be considered present to determine the presence of a quorum.

Votes Required
Proposal One: In the election of directors, the ten persons receiving the highest number of affirmative "FOR" votes at the Annual Meeting will be elected.

Proposals Two, Four and Five: The affirmative "FOR" vote of a majority of the votes cast is required to approve Proposal Two — the advisory (non-binding) vote on executive compensation; Proposal Four — the approval of the 2011 Employee Stock Purchase Plan; and Proposal Five — the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

Proposal Three: With respect to Proposal Three — the advisory (non-binding) vote on the frequency of future stockholder advisory votes on executive compensation, the alternative receiving the greatest number of votes, or a plurality of the votes — every year, every two years or every three years — will be the frequency that stockholders approve.

If any other matters are brought properly before the Annual Meeting, the persons named as proxies in the accompanying proxy card will have the discretion to vote on those matters for you. If for any reason any of the nominees is not available as a candidate for director at the Annual Meeting, the persons named as proxies will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors. As of the date of this Proxy Statement, we were unaware of any other matter to be raised at the Annual Meeting.

What Are the Recommendations of the Board?
The Board of Directors recommends that you vote FOR the election of the ten nominees to our Board of Directors, FOR the approval of executive compensation, FOR the recommendation to hold an advisory vote on executive compensation every third year, FOR approval of the 2011 Employee Stock Purchase Plan and FOR the ratification of the selection of KPMG LLP as our independent auditor for fiscal 2011.

Who Is Distributing Proxy Materials and Bearing the Cost of the Solicitation?
This solicitation of proxies is being made by the Board of Directors and we will bear the entire cost of this solicitation, including costs associated with mailing the Notice and related Internet access to proxy materials, the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional solicitation material that we may provide to stockholders. Gartner will request brokerage

firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others to solicit proxies from these persons and will pay the costs associated with such activities. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic mail and other means by our directors, officers and employees. No additional compensation will be paid to these individuals for any such services. We have also retained Georgeson Inc. to assist with the solicitation of proxies at an anticipated cost of $8,500 which will be paid by the Company.

Where can I find the voting results of the Annual Meeting?
We will also disclose voting results on a Form 8-K filed with the SEC within four business days after the 2011 Annual Meeting, which will also be available on our investor relations website — ***www.investor.gartner.com***.

Where can I find information concerning the Company's decision with respect to the frequency of future stockholder advisory votes on executive compensation?
We will disclose the Company's decision with respect to the frequency of future stockholder advisory votes on executive compensation on an amendment to the Form 8-K that reports the voting results of the Annual Meeting, which will be filed within 150 days after the 2011 Annual Meeting.

Who Can Answer Your Questions?
If you have questions about this Proxy Statement or the Annual Meeting, please call our Investor Relations Department at (203) 316-6537.

PROPOSAL ONE:

ELECTION OF DIRECTORS

GENERAL INFORMATION ABOUT OUR BOARD OF DIRECTORS AND NOMINEES

Our Board, acting through the Governance/Nominating Committee, is responsible for assembling for stockholder consideration each year a group of nominees that, taken together, has the experience, qualifications, attributes and skills appropriate and necessary to carry out the duties and responsibilities of, and to function effectively as, the board of directors of Gartner. The Governance Committee regularly reviews the composition of the board in light of the needs of the Company, its assessment of board and committee performance, and the input of stockholders and other key stakeholders. The Governance Committee looks for certain common characteristics in all nominees, including integrity, strong professional experience and reputation, a record of achievement, constructive and collegial personal attributes and the ability and commitment to devote sufficient time and effort to board service. In addition, the Governance Committee seeks to include on the board a complementary mix of individuals with diverse backgrounds and skills that will enable the board as a whole to effectively manage the array of issues it will confront in furtherance of its duties. These individual qualities can include matters such as experience in the technology industry; experience managing and operating large public companies; financial, accounting, executive compensation and capital markets expertise; and leadership skills and experience.

Our Board currently has ten directors who serve for annual terms. All of the nominees listed below are incumbent directors who have been nominated by the Governance Committee and Board for re-election, and have agreed to serve another term. If any nominee is unable or declines unexpectedly to stand for election as a director at the Annual Meeting, proxies will be voted for a nominee designated by the present Board to fill the vacancy. Each person elected as a director will continue to be a director until the 2012 Annual Meeting or until a successor has been elected.

Michael J. Bingle	William O. Grabe
Richard J. Bressler	Eugene A. Hall
Karen E. Dykstra	Stephen G. Pagliuca
Russell P. Fradin	James C. Smith
Anne Sutherland Fuchs	Jeffrey W. Ubben

Our CEO, Eugene A. Hall, has an employment agreement with the Company that obligates the Company to include him on the slate of nominees to be elected to our Board during the term of the agreement. See "Executive Compensation — Employment Agreements with Executive Officers." There are no other arrangements between any director or nominee and any other person pursuant to which the director or nominee was selected. None of our directors or executive officers is related to another director or executive officer by blood, marriage or adoption.

INFORMATION ABOUT DIRECTOR NOMINEES

The name, age, principal occupation for the last five years, public company board experience, selected additional biographical information and period of service as a director of the Company of each of the nominees for election as a director are set forth below. Additionally, set forth below is a summary of each director's experience, qualifications and background which, among other factors, support their respective qualifications to continue to serve on our Board.

Michael J. Bingle, 39, has been a director since October 2004. Mr. Bingle is a Managing Director of Silver Lake, a private equity firm that he joined in January 2000. Prior thereto, he was a Principal with Apollo Management, L.P., a private investment partnership, and an investment banker at Goldman, Sachs & Co., an investment banking firm. He is a director of several private companies, and a former director of TD Ameritrade Holding Corporation and several private companies. Mr. Bingle's investing, investment banking and capital markets expertise, coupled with his extensive working knowledge of Gartner (a former Silver

Lake portfolio company), its financial model and core financial strategies, provide valuable perspective and guidance to our Board and Governance Committee, and qualify him to continue to serve as director.

Richard J. Bressler, 53, has been a director since February 2006. Mr. Bressler joined Thomas H. Lee Partners, L.P., a private equity firm, as a Managing Director in 2006. From May 2001 through 2005, Mr. Bressler was Senior Executive Vice President and Chief Financial Officer of Viacom Inc. Prior to joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive of Time Warner Digital Media and as Executive Vice President and Chief Financial Officer of Time Warner Inc. Before joining Time Warner Inc., Mr. Bressler was a Partner with Ernst & Young. Mr. Bressler is a director of Warner Music Group Corp., The Nielson Company B.V. and CC Media Holdings, Inc., and a former director of America Media Operations, Inc. He is also a Board Observer of Univision Communications, Inc. Mr. Bressler qualifies as an audit committee financial expert, and his extensive financial and operational roles at large U.S. public companies bring a wealth of management, financial, accounting and professional expertise to our Board and Audit Committee, and qualify him to continue to serve as director.

Karen E. Dykstra, 52, has been a director since July 2007. From January 2007 until December 2010, Ms. Dykstra had been a Partner of Plainfield Asset Management LLC ("Plainfield"), and she served as Chief Operating Officer and Chief Financial Officer of Plainfield Direct LLC, Plainfield's business development company, from May 2006 to 2010. Prior thereto, she spent over 25 years with Automatic Data Processing, Inc., serving most recently as Chief Financial Officer from January 2003 to May 2006, and prior thereto as Vice President — Finance, Corporate Controller and in other capacities. Ms. Dykstra is also a director of Crane Co. and AOL, Inc. Ms. Dykstra qualifies as an audit committee financial expert, and her extensive management, financial, accounting and oversight experience provide important expertise to our Board and Audit Committee, and qualify her to continue to serve as director.

Russell P. Fradin, 55, has been a director since June 2007. Since October 2010, he has been Chairman and CEO of AON Hewitt, a provider of HR business process outsourcing and related consulting services. From September 2006 to October 2010, he was Chairman, Chief Executive Officer and a director of Hewitt Associates, Inc. From February 2004 until joining Hewitt, he was President, Chief Executive Officer and a director of Bisys Group, Inc., a provider of outsourcing solutions to investment firms, insurance companies and banks. Before joining Bisys, Mr. Fradin held various senior positions at Automatic Data Processing, Inc., most recently as President of its Global Employer Services Group. Additionally, he spent 18 years at McKinsey & Company, serving most recently as Director. Mr. Fradin's extensive executive management and operations expertise in technology-related companies, as well as his knowledge of executive compensation practices and issues, provide an important perspective to our Board and Compensation Committee, and qualify him to continue to serve as director.

Anne Sutherland Fuchs, 63, has been a director since July 1999. She is currently Group President of the Growth Brands Division of J.C. Penney, which pursues high potential opportunities in the digital retail sector. She also serves as the Chair of the Commission on Women's Issues for New York City, a position she has held since 2002. Previously, Ms. Fuchs served as a consultant to companies on branding and digital initiatives, and as a senior executive with operational responsibility at LVMH Moët Hennessy Louis Vuitton, Phillips de Pury & Luxembourg and several publishing companies, including Hearst Corporation, Conde Nast, Hachette and CBS. Ms. Fuchs is also a director of Pitney Bowes Inc. Ms. Fuchs' executive management, content and branding skills plus operations expertise, her knowledge of government operations and government partnerships with the private sector, and her keen interest and knowledge of diversity, governance and executive compensation matters provide important perspective to our Board and its Governance and Compensation Committees, and qualify her to continue to serve as director.

William O. Grabe, 72, has been a director since April 1993. Mr. Grabe is an Advisory Director of General Atlantic LLC, a global private equity firm. Prior to joining General Atlantic in 1992, Mr. Grabe was a Vice President and Corporate Officer of IBM Corporation. Mr. Grabe is presently a director of Compuware Corporation and Lenovo Group Limited, as well as several private companies which are portfolio companies of General Atlantic. He is a former director of LHS AG, Infotech Enterprises Limited, Patni Computer Systems Ltd. and Digital China Holdings Limited. Mr. Grabe's extensive senior executive experience, his knowledge of business operations and his vast knowledge of the global information technology industry have made him a valued member of the Board and Governance Committee, and qualify him to continue to serve as director.

Eugene A. Hall, 54, has been our Chief Executive Officer and a director since August 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and service company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director. As Gartner's CEO, Mr. Hall is responsible for developing and executing on the Company's operating plan and business strategies in consultation with the Board of Directors and for driving Gartner's business and financial performance, and, therefore, is qualified to continue to serve as the principal management representative on the Board.

Stephen G. Pagliuca, 56, has served as a director from July 1990 (except for a six month hiatus beginning in late 2009 when he entered the Massachusetts U.S. Senate race). Mr. Pagliuca is a Managing Director of Bain Capital Partners, LLC and is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca joined Bain & Company in 1982, and founded the Information Partners private equity fund for Bain Capital in 1989. Prior to joining Bain, Mr. Pagliuca worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a director of HCA, Inc. (Hospital Corporation of America) and a former director of Warner Chilcott PLC and Quintiles Transnational Corporation. Mr. Pagliuca has served on our Board since Gartner first became a public company (except during his recent run for public office). He has deep subject matter knowledge of Gartner's history, the development of its business model and the global information technology industry, as well as financial and accounting matters, all of which provide valuable guidance to the Board and qualify him to continue to serve as director.

James C. Smith, 70, has been a director since October 2002 and Chairman of the Board since August 2004. Until its sale in 2004, Mr. Smith was Chairman of the Board of First Health Group Corp., a national health benefits company. He also served as First Health's Chief Executive Officer from January 1984 through January 2002 and President from January 1984 to January 2001. Mr. Smith is a director of various private companies. Mr. Smith's long-time expertise and experience as the founder, senior-most executive and chairman of the board of a successful large public company provides a unique perspective and insight into management and operational issues faced by the Board, Audit Committee and our CEO. This experience, coupled with Mr. Smith's personal leadership qualities, qualify him to continue to serve as director, and as Chairman of the Board.

Jeffrey W. Ubben, 49, has been a director since June 2004. Mr. Ubben is a founder, Chief Executive Officer and Chief Investment Officer of ValueAct Capital, an investment partnership, which owns 7.3% of our Common Stock as of the date of this Proxy Statement. Prior to founding ValueAct Capital in 2000, Mr. Ubben was a Managing Partner at Blum Capital Partners for more than five years. Previously, Mr. Ubben spent eight years at Fidelity Investments where he managed the Fidelity Value Fund. Mr. Ubben is also a director of Sara Lee Corporation and Misys, plc, a former chairman and director of Martha Stewart Living Omnimedia, Inc., and a former director of Acxiom Corporation, Catalina Marketing Corporation, Omnicare Inc., Per-Se Technologies, Inc., Mentor Corporation and several other private companies. Mr. Ubben's investment banking and capital markets expertise and his management and executive leadership experience, combined with his extensive working knowledge of Gartner, its financial model and core financial strategies (resulting from ValueAct's long-term substantial investment in Gartner), provide valuable insight to the Board and Compensation Committee as it works with management to maximize shareholder value, and qualify him to continue to serve as a director.

COMPENSATION OF DIRECTORS

Directors who are also employees, or directors who we are contractually obligated to appoint to the Board (none as of the date of this Proxy Statement), receive no fees for their services as directors. All other directors receive the following compensation for their services:

Annual Fee:	$50,000 per director and an additional $60,000 for our non-executive Chairman of the Board, payable in arrears in four equal quarterly installments, on the first business day of each quarter. These amounts are paid in common stock equivalents (CSEs) granted under the Company's 2003 Long-Term Incentive Plan ("2003 Plan"), except that a director may elect to receive up to 50% of this fee in cash. The CSEs convert into Common Stock on the date the director's continuous status as a director terminates, unless the director elects accelerated release as provided in the 2003 Plan. The number of CSEs awarded is determined by dividing the aggregate director fees owed for a quarter on the first business day following the close of that quarter by the closing price of the Common Stock on that date.
Annual Committee Chair Fee:	$5,000 for the chair of each of our Compensation and Governance Committees and $10,000 for the chair of our Audit Committee. Amounts are payable in the same manner as the Annual Fee.
Annual Committee Member Fee:	$5,000 for each of our Compensation and Governance Committee members and $10,000 for each Audit Committee member. Committee chairs receive both a committee chair fee and a committee member fee. Amounts are payable in the same manner as the Annual Fee.
Annual Equity Grant:	$70,000 in value of restricted stock units (RSUs), awarded annually on the date of the Annual Meeting. The number of RSUs awarded is determined by dividing $70,000 by the closing price of the Common Stock on the award date. The restrictions lapse one year after grant subject to continued service through that date.
Attendance Fee for Board Meetings:	None; we reimburse directors for their expenses to attend meetings.

DIRECTOR COMPENSATION TABLE

This table sets forth compensation earned or paid in cash, and the grant date fair value of equity awards made, to our non-management directors on account of services rendered as a director in 2010. Mr. Hall receives no compensation for service as director.

Name	Fees Earned Or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Michael J. Bingle	55,000	70,000	125,000
Richard J. Bressler	70,000	70,000	140,000
Karen E. Dykstra	60,000	70,000	130,000
Russell P. Fradin	55,000	70,000	125,000
Anne Sutherland Fuchs	65,000	70,000	135,000
William O. Grabe	60,000	70,000	130,000
Steven G. Pagliuca	50,000	70,000	120,000
James C. Smith	120,000	70,000	190,000
Jeffrey W. Ubben (3)	125,000	—	125,000

(1) Includes amounts earned in 2010 and paid in cash and/or common stock equivalents (CSEs) on account of (i) a $50,000 annual director fee; (ii) an additional $60,000 fee for the Chairman of the Board (James C. Smith), (iii) a $5,000 annual fee for each committee membership ($10,000 for audit); and (iv) an additional $5,000 fee for service as a committee chairman ($10,000 for audit).

(2) Represents the grant date value of an annual equity award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, consisting of 2,783 restricted stock units (RSUs) that vest one year from the award date, which was June 3, 2010, the date of the 2010 Annual Meeting of Stockholders, subject to continued service through that date. The number of RSUs awarded was calculated by dividing $70,000 by the closing price of our Common Stock on the award date ($25.15).

(3) In 2010, Mr. Ubben received the value of the annual director equity award in cash due to his affiliation with ValueAct Capital.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" management's ten nominees for election to the Board of Directors.

CORPORATE GOVERNANCE

Gartner is committed to maintaining strong corporate governance practices. Our Board Principles and Practices (the "Board Guidelines"), available at ***www.investor.gartner.com*** under the "Corporate Governance" link, are periodically reviewed and revised in light of legal and regulatory developments, as well as emerging best practices, by our Governance Committee and Board, most recently in October 2010.

DIRECTOR INDEPENDENCE

Our Board Guidelines require that our Board be comprised of a majority of directors who meet the criteria for independence from management set forth by the New York Stock Exchange ("NYSE") in its corporate governance standards.

Our committee charters likewise require that our standing Audit, Compensation and Governance/ Nominating Committees be comprised only of independent directors. Additionally, the Audit Committee members must be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Compensation Committee members must be independent under Rule 16b-3 promulgated under the Exchange Act and qualify as outside directors under regulations promulgated under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Utilizing all of these criteria, as well as all relevant facts and circumstances, the Board annually assesses the independence from management of all non-management directors and committee members by reviewing the commercial, financial, familial, employment and other relationships between each director and the Company, its auditors and other companies that do business with Gartner.

After analysis and recommendation by the Governance Committee, the Board determined that all of our non-management directors (Michael Bingle, Richard Bressler, Karen Dykstra, Russell Fradin, Anne Sutherland Fuchs, William Grabe, Stephen Pagliuca, James Smith and Jeffrey Ubben) are independent under the NYSE standards; that our Audit Committee members (Ms. Dykstra and Messrs. Bressler and Smith) are also independent under Section 10A-3 of the Exchange Act; and that our Compensation Committee members (Ms. Fuchs and Messrs. Fradin and Ubben) are independent under Exchange Act Rule 16b-3 and qualify as outside directors under Code Section 162(m) regulations.

The Governance Committee and the Board specifically addressed the stock ownership by ValueAct (7.3% of our Common Stock as of the date of this Proxy Statement), and the affiliation of Mr. Ubben with ValueAct. After consideration of all relevant facts and circumstances, the Board concluded that the fact of this ownership in and of itself did not impair Mr. Ubben's independence from management.

BOARD LEADERSHIP STRUCTURE

The leadership of our Board of Directors rests with our independent Chairman of the Board, Mr. James C. Smith. Gartner believes that the separation of functions between the CEO and Chairman of the Board provides independent leadership of the Board in the exercise of its management oversight responsibilities, increases the accountability of the CEO and creates transparency into the relationship among executive management, the Board of Directors and the stockholders. Additionally, in view of Mr. Smith's extensive experience as a chief executive officer of a major corporation, he is able to provide an independent point of view to our CEO on important management and operational issues.

RISK OVERSIGHT

Management, through the monthly meeting of the executive operating committee, deals with emerging operational and strategic risks facing the Company. Additionally, management believes that, through its Risk function, as well as through its review and testing of internal controls over financial reporting, it maintains robust financial statement risk assessment and risk management processes. The Risk function (which includes Internal Audit) conducts an annual company-wide risk assessment, from which areas of potential risk are identified and an internal audit plan is developed. Internal Audit examines risk areas and makes suggestions to management to ameliorate any identified risk. Management's Disclosure Controls Committee likewise reviews the adequacy of the Company's risk factor disclosures on a quarterly basis.

The Risk function reports directly to the Audit Committee, and provides the committee with a report each quarter. The committee reviews the results of the risk assessment process and the proposed internal audit plan. Subsequent quarterly meetings include an update on ongoing internal audit activities — including results of recent audits and any changes to the audit plan — and insurance updates. Risk also meets with the Audit Committee in executive session on a quarterly basis. At the Audit Committee meetings, areas of potential risk are identified and discussed by management and the committee; the committee often suggests additional areas that may warrant the attention of the Risk function.

As noted above, the Company maintains internal controls and procedures over financial reporting that are updated and tested annually. Any internal control deficiencies and the status of remediation efforts likewise are reported to the Audit Committee on a quarterly basis.

Any areas of significant risk are brought to the attention of the full Board by the Audit Committee. In addition, the Company's strategic objectives and activities are discussed with the Board and approved annually.

Risk Assessment of Compensation Policies and Practices

Management has conducted a risk assessment of the Company's compensation policies and practices, including all executive, non-executive and business unit compensation policies and practices, as well as the variable compensation policies applicable to our global sales force. The results of this assessment have been reported to the Compensation Committee. Management has concluded and the Compensation Committee has agreed that no Company compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

BOARD AND COMMITTEE MEETINGS AND ANNUAL MEETING ATTENDANCE

Our Board held four meetings during 2010. During 2010, all of our directors attended 100% of all Board and committee meetings held (during the periods in which such director served as a director and/or committee member.) At each Board and committee meeting, the non-management directors met in executive session. James C. Smith, our non-executive Chairman of the Board, presided over these executive sessions at the Board meetings, and each committee chairperson presided over the executive sessions at their respective committee meetings. Directors are welcome, but not required, to attend the Annual Meeting of Stockholders. In 2010, only Mr. Hall attended the Annual Meeting of Stockholders.

COMMITTEES GENERALLY AND CHARTERS

As noted above, our Board has three standing committees: Audit, Compensation and Governance, and all committee members have been determined by our Board to be independent under applicable standards. Our Board of Directors has approved a written charter for each committee which is reviewed annually and revised as appropriate, most recently in October 2010. A current copy of each charter is available at ***www.investor.gartner.com*** under the "Corporate Governance" link. See "Miscellaneous — Available Information" on page 45 below.

The table below provides 2010 committee information for each of the Board Committees:

Name	Audit	Governance	Compensation
Members:			
Michael J. Bingle		X	
Richard J. Bressler	X (Chair)		
Karen E. Dykstra	X		
Russell P. Fradin			X
Anne Sutherland Fuchs		X	X (Chair)
William O. Grabe		X (Chair)	
Stephen G. Pagliuca			
James C. Smith	X		
Jeffrey W. Ubben			X
Meetings Held in 2010:	5	4	5

GOVERNANCE COMMITTEE

Our Governance/Nominating Committee (the "Governance Committee"), considers such matters as:

- the size, composition and organization of our Board;
- the independence of directors;
- our corporate governance policies, including our Board Principles and Practices;
- the criteria for membership as a director and the selection of individuals for election to the Board;
- committee assignments;
- the form and amount of director compensation;
- the performance evaluation of our CEO and management succession planning; and
- annual Board and committee performance evaluations.

While the Governance Committee has not specified minimum qualifications for candidates it recommends, it will consider the qualifications, skills, expertise, qualities, diversity, age, availability and experience of all candidates that are presented for consideration. The Board utilizes a concept of diversity that extends beyond race, gender and national origin to encompass the viewpoints, professional experience and other individual qualities and attributes of candidates that will enable the Board to select candidates who are best able to carry out the Board's responsibilities and complement the mix of talent and experience represented on the Board. In connection with its annual evaluation, the Board considers the appropriateness of the qualifications of existing directors given then current needs.

Candidates for Board nomination may be brought to the attention of the Governance Committee by current Board members, management, stockholders or other persons. All potential new candidates are fully evaluated by the Governance Committee, and then considered by the entire Board for nomination.

Stockholders wishing to recommend director candidates for consideration by the Governance Committee may do so by writing to the Chairman of the Governance/Nominating Committee, c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and indicating the recommended candidate's name, biographical data, professional experience and any other qualifications.

AUDIT COMMITTEE

Gartner has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Board has determined that both Ms. Dykstra and Mr. Bressler qualify as audit committee financial experts, as defined by the rules of the SEC, and have the requisite accounting or related financial management expertise required by the NYSE corporate governance listing standards, and that all members are financially literate as required by the NYSE corporate governance listing standards.

Our Audit Committee serves as an independent body to assist in Board oversight of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and
- the Company's Risk and Internal Audit functions.

Additionally, the Committee:

- is directly responsible for the appointment, compensation and oversight of our independent auditors;
- approves the engagement letter describing the scope of the annual audit;
- approves fees for audit and non-audit services;
- provides an open avenue of communication among the independent auditors, the Risk and Internal Audit functions, management and the Board;
- resolves disagreements, if any, between management and the independent auditors regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements; and
- prepares the Audit Committee Report required by the SEC and included in this Proxy Statement on page 45 below.

The independent auditors report directly to the Audit Committee. By meeting with independent auditors and internal auditors, and operating and financial management personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, any changes thereto and the effects of any changes on our financial statements, financial reporting practices and the quality and adequacy of internal controls. Additionally our Internal Audit function reports directly to the Audit Committee. After each Audit Committee meeting, the Committee meets separately with the independent auditors and separately with the internal auditors, without management present.

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A toll-free phone number that is managed by a third party is available for confidential and anonymous submission of concerns relating to accounting, auditing and other illegal or unethical matters. All submissions are reported to the General Counsel and, in turn, to the Chairman of the Audit Committee. The Audit Committee has the power and funding to retain independent counsel and other advisors as it deems necessary to carry out its duties.

COMPENSATION COMMITTEE

The Compensation Committee has responsibility for administering and approving all elements of compensation for the Chief Executive Officer and other executive officers. It also approves, by direct action or through delegation, all equity awards, grants, and related actions under the provisions of our 2003 Long-Term Incentive Plan (the "2003 Plan"), and administers the 2003 Plan. The Compensation Committee is also responsible for:

- participating in the evaluation of CEO performance (with the input and oversight of the Governance Committee and the Chairman of the Board);
- approving the peer group established for executive compensation benchmarking purposes; and
- providing oversight in connection with company-wide compensation programs.

Finally, the Committee reviewed and approved the Compensation Discussion and Analysis contained in this Proxy Statement, recommended its inclusion herein (and in our 2010 Annual Report on Form 10-K) and issued the related report to stockholders as required by the SEC (see "Compensation Committee Report" on page 24 below).

Each of Mercer (US) Inc. ("Mercer") and Exequity LLP ("Exequity") were retained (Mercer through August 2009 and Exequity thereafter) by the Committee to provide information, analyses, and advice to the Compensation Committee during various stages of 2010 executive compensation planning, and each reported directly to the Compensation Committee chair. In the course of conducting their respective activities, these consultants attended meetings of the Committee held during their engagement and briefed the Compensation Committee on executive compensation trends generally.

All of the decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and advice provided by its consultants. Please refer to the "Compensation Discussion and Analysis" beginning on page 17 for a more detailed discussion of the Committee's activities with respect to executive compensation.

Compensation Committee Interlocks and Insider Participation. During 2010, no member of the Compensation Committee served as an officer or employee of the Company, was formerly an officer of the Company or had any relationship with the Company required to be disclosed under "Transactions With Related Persons." Additionally, during 2010, no executive officer of the Company: (i) served as a member of the compensation committee (or full board in the absence of such a committee) or as a director of another entity, one of whose executive officers served on our Compensation Committee; or (ii) served as a member of the compensation committee (or full board in the absence of such a committee) of another entity, one of whose executive officers served on our Board.

DIRECTOR STOCK OWNERSHIP GUIDELINES

The Board believes directors should have a financial interest in the Company. Accordingly, each director is required to own at least 10,000 shares of our Common Stock. New directors have three years from election or appointment to comply with the policy as follows: 25% within one year of election or appointment; 50% within two years of election or appointment; and 100% within three years of election or appointment. We permit directors to apply deferred and unvested equity awards towards satisfying these requirements. All of our directors are in compliance with these guidelines.

CODE OF ETHICS

Gartner has adopted a CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, and a Code of Conduct, which applies to all Gartner officers, directors and employees. All of these codes are available at ***www.investor.gartner.com*** under "Corporate Governance." At least annually, each director and each member of senior management must affirm his or her compliance with the Code of Conduct. See "Miscellaneous—Available Information" below.

EXECUTIVE OFFICERS

GENERAL INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following individuals were serving as our executive officers on April 1, 2011:

Name	Age	Title
Eugene A. Hall	54	Chief Executive Officer & Director
Kendall B. Davis	42	Senior Vice President, End User Programs
Alwyn Dawkins	45	Senior Vice President, Gartner Events
David Godfrey	40	Senior Vice President, Global Sales
Darko Hrelic	54	Senior Vice President & Chief Information Officer
Robin B. Kranich	40	Senior Vice President, Human Resources
Dale Kutnick	61	Senior Vice President, Executive Programs
Christopher J. Lafond	45	Executive Vice President & Chief Financial Officer
Lewis G. Schwartz	60	Senior Vice President, General Counsel & Corporate Secretary
Peter Sondergaard	46	Senior Vice President, Research
Per Anders Waern	49	Senior Vice President, Gartner Consulting
Michael Yoo	42	Senior Vice President, High Tech & Telecom Programs

Eugene A. Hall has been our Chief Executive Officer and a director since 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director.

Kendall B. Davis has been our Senior Vice President, End User Programs since May 2008. Prior thereto, he served as Senior Vice President, High Tech & Telecom Programs, and as Senior Vice President, Strategy, Marketing and Business Development. Prior to joining Gartner in 2005, Mr. Davis spent ten years at McKinsey & Company, where he was a partner assisting clients in the IT industry.

Alwyn Dawkins has been our Senior Vice President, Gartner Events, since May 2008. Previously at Gartner, he served as group vice president, Asia/Pacific Sales, based in Sydney, Australia, and prior thereto, as Group Vice President, Gartner Events, where he held global responsibility for exhibit and sponsorship sales across the portfolio of Gartner events. Prior to joining Gartner in 2002, Mr. Dawkins spent ten years at Richmond Events, culminating in his role as Executive Vice President responsible for its North American business.

David Godfrey has been our Senior Vice President, Global Sales, since April 2010. Most recently, Mr. Godfrey was the leader of Gartner's North American field sales, and prior to this role, he led Gartner's Europe, Middle East and Africa (EMEA) and the Americas inside sales organizations. Before joining Gartner in 1999 as a sales executive, David spent seven years in business development at Exxon Mobil.

Darko Hrelic has been our Senior Vice President & Chief Information Officer since January 2007. Prior to joining Gartner, he spent five years at Automatic Data Processing, Inc., most recently as Vice President and Chief Technology Officer in ADP's Employers Services Division. Prior to joining ADP, Mr. Hrelic spent over 21 years at IBM, principally at the TJ Watson Research Center.

Robin B. Kranich has been our Senior Vice President, Human Resources, since May 2008. Prior thereto, she served as Senior Vice President, End User Programs and as Senior Vice President, Research Operations and Business Development. During her more than 17 years at Gartner, Ms. Kranich has held various additional roles, including Senior Vice President and General Manager of Gartner EXP, Vice President and Chief of Staff to Gartner's president and various sales and sales management roles. Prior to joining Gartner in 1994, Ms. Kranich was part of the Technology Advancement Group at Marriott International.

Dale Kutnick has been our Senior Vice President, Executive Programs since February 2007. Prior to that, he served as Senior Vice President and Director of Research. Prior to joining Gartner in 2005, Mr. Kutnick was the co-founder, Chairman of the Board and Research Director of Meta Group, Inc., where he spent 14 years. Prior to co-founding Meta, Mr. Kutnick was Executive Vice President, Research at Gartner, and Executive Vice President of Gartner Securities.

Christopher J. Lafond has been our Executive Vice President & Chief Financial Officer since 2003. Prior thereto, he served as Chief Financial Officer for Gartner's North America and Latin America operations, Group Vice President and North American Controller, Director of Finance, Vice President of Finance and Assistant Controller. Prior to joining Gartner in 1995, Mr. Lafond was Senior Financial Planner at International Business Machines Corporation and an analyst in fixed-income asset management at J.P. Morgan Investment Management.

Lewis G. Schwartz has been our Senior Vice President, General Counsel & Corporate Secretary since 2001. Prior to joining Gartner, Mr. Schwartz was a partner with the law firm of Shipman & Goodwin LLP, serving on the firm's management committee. Before joining Shipman & Goodwin, Mr. Schwartz was a partner with Schatz & Schatz, Ribicoff & Kotkin, an associate at Skadden, Arps, Slate, Meagher & Flom in New York City, and an assistant district attorney in New York County (Manhattan).

Peter Sondergaard has been our Senior Vice President, Research since 2004. During his 22 years at Gartner, Mr. Sondergaard has held various roles, including Head of Research for the Technology & Services Sector, Hardware & Systems Sector, Vice President and General Manager for Gartner Research

EMEA. Prior to joining Gartner, Mr. Sondergaard was research director at International Data Corporation in Europe.

Per Anders Waern has been our Senior Vice President, Gartner Consulting since January 2008. Since joining Gartner in 1998, Mr. Waern has held senior consulting roles principally in EMEA, and served most recently as head of Gartner's global core consulting team. Prior to joining Gartner, Mr. Waern led corporate IT strategy at Vattenfall in Sweden.

Michael Yoo has been our Senior Vice President, High Tech & Telecom Programs since May 2008. Prior to assuming this role, he played a lead role at Gartner in developing and launching new role-based products for both technology providers and CIOs as the head of product development for the High-Tech & Telecom Programs team. Prior to joining Gartner in 2006, he spent four years as a management consultant at McKinsey & Company, serving clients in the high-tech industry. He spent the first ten years of his career as a research physicist, leading nanotechnology research and development efforts at IBM Research, Philips Research and Bell Laboratories.

EXECUTIVE COMPENSATION

This section of the Proxy Statement includes the following:

- The Executive Summary, which highlights our 2010 corporate performance, our pay-for-performance approach and our compensation practices, all of which we believe are relevant to stockholders as they consider their votes on Proposal Two (advisory vote on executive compensation, or "Say-on-Pay") and Proposal Three (advisory vote on the frequency of future stockholder advisory votes on executive compensation, or "Say When on Pay").
- The Compensation Discussion and Analysis, or "CD&A", which describes and explains compensation awarded to, earned by, or paid to: our CEO, Eugene A. Hall; our CFO, Christopher J. Lafond; and our next three most highly compensated executive officers — Lewis G. Schwartz, our SVP, General Counsel & Corporate Secretary; Per Anders Waern, our SVP, Gartner Consulting; and Dale Kutnick, our SVP, Executive Programs — in 2010. Collectively, we refer to these five individuals in this Proxy Statement as our "Named Executive Officers" or "NEOs."
- The Compensation Tables and narrative disclosures which report and describe the compensation and benefit amounts paid to our NEOs in 2010.

EXECUTIVE SUMMARY

Record Corporate Performance in 2010

2010 was a year of record achievements for Gartner. We achieved year-over-year Contract Value, EBITDA and Revenue growth of 20%, 21% and 13%, respectively, excluding the impact of foreign exchange. Contract Value (CV), an internal measurement of the annualized value of all subscription research contracts in effect at a specific point in time, reached a record level of $978 million, as did EBITDA which rose to $230 million and Revenues which rose to $1.29 billion. Five year CAGR for CV was 11% and five-year CAGR for EBITDA was 18%. Additionally, our Common Stock rose 84% in 2010, as compared to the S&P 500 and NASDAQ, which rose 13% and 17%, respectively. Total stockholder return was 84%, 89% and 157% on a 1, 3 and 5 year basis, significantly out-performing the S&P 500 and NASDAQ indices for the corresponding periods. In 2010, we returned almost $100 million to our stockholders through stock buybacks. The charts below (dollars in millions) demonstrate these results.

[Charts follow on next page]


$1,000
$900
$800
$700
$600
2006 2007 2008 2009 2010
CV


$240
$220
$200
$180
$160
$140
2006 2007 2008 2009 2010
EBITDA


200%
150%
100%
50%
0%
-50%
1 Year
3 Year
5 Year
S&P 500
NASDAQ
Gartner

Pay for Performance

As discussed in greater detail under Compensation Practices below, and in our CD&A, our executive compensation is heavily weighted towards performance-based compensation. This includes all short-term incentive compensation (cash bonuses) and 70% of annual long-term incentive compensation (equity awards that vest over a four year period). This compensation plan design has successfully motivated senior management to drive outstanding corporate performance since it was first implemented in 2006, as illustrated by the charts above. Through aggressive cost cutting and operational efficiency, product innovation and targeted investments, Gartner successfully weathered the 2008 – 2009 severe global economic down turn and returned to double digit EBITDA and CV growth in 2010. Accordingly, in 2010, our executive officers' cash and equity incentive compensation payments were more than target amounts because we exceeded the performance objectives applicable to those compensation elements. We achieved 111% of our EBITDA objective and 104% of our CV objective, on a foreign exchange neutral basis and after giving effect to the AMR Research, Inc. and Burton Group, Inc. acquisitions completed at the end of 2009.

Compensation Practices

We believe that our compensation practices motivate our executives to achieve our operating plans, encourage retention and ensure that our executive officers execute our corporate strategy without taking undue risks, and are consistent with prevailing "best practices" trends. These practices include the following:

- We recently amended our CEO's employment agreement to provide for a "double trigger" for severance benefits payable upon a change in control, and to eliminate the Company's obligation to provide excise tax gross up payments in connection with change in control benefits. See the discussion of Mr. Hall's employment agreement beginning on page 28.
- Other than our CEO, all executive officers are at-will employees of the Company.
- Almost 90% of our CEO's target executive compensation (75% in the case of our other executive officers) is variable in the form of bonus and equity awards.
- In the case of our CEO, 80% of his compensation is in the form of equity awards (not less than 60% in the case of other executive officers).
- 70% of executive equity awards and 100% of executive bonus awards are performance-based and subject to forfeiture in the event the Company fails to achieve performance objectives established by our Compensation Committee.
- 30% of executive equity awards will only have value if our stock price increases from the grant date price.
- All equity awards vest over 4 years, subject to continued employment, thereby encouraging retention and ensuring that executive rewards align with stockholder value creation over the long-term.
- The potential annual payout on incentive compensation elements is limited to 2 times the target amounts for the CEO and all other executive officers.

- We eliminated tax gross-ups on executive perquisites several years ago.
- We have adopted stock ownership guidelines for our executive officers.
- We will adopt a formal clawback policy that complies with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") as soon as the SEC implements applicable rules.
- We have a long standing insider trading policy that requires pre-clearance before any executive officer may engage in any transactions in our Common Stock.
- We have long standing codes of conduct and ethical behavior that mandate ethical and legal behavior standards for all employees, wherever located.
- We have a long standing policy on the timing of equity award grants, and do not make grants to executive officers during closed trading windows.
- Each year we assess the risk inherent in our compensation and benefit programs, both at the executive level and company-wide, and we have concluded that our programs do not create any unreasonable risks for the Company.
- Our executive compensation programs are subject to a thorough oversight process that entails Compensation Committee review and approval of program design and practices, benchmarking against external practices and securing advice from independent compensation consultants that report to the Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all principal elements of the Company's compensation of our NEOs, including (i) the objectives of the Company's compensation policies; (ii) what the compensation program is designed to reward; (iii) each element of compensation; (iv) why the Company chooses to pay each element; (v) how the Company determines the amount (and, where applicable, the formula) for each element to pay; and (vi) how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

The Objectives of the Company's Compensation Policies

The objectives of our compensation policies are threefold:

- to attract, motivate and retain highly talented, creative and entrepreneurial individuals by paying market-based compensation;
- to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components based on the achievement of corporate performance targets that are aggressive, but attainable, given economic conditions; and
- to ensure that, as a public company, our compensation structure and levels are reasonable from a stockholder perspective.

What the Compensation Program Is Designed to Reward

Our guiding philosophy is that the more executive compensation is linked to corporate performance, the stronger the inducement is for management to strive to improve Gartner's performance. In addition, we believe that the design of the total compensation package must be competitive with the marketplace from which we hire our executive talent in order to achieve our objectives and attract and retain individuals who are critical to our long-term success. Our compensation program for executive officers is designed to compensate individuals for achieving and exceeding corporate performance objectives. We believe this type of compensation encourages outstanding team performance (not simply individual performance), which builds stockholder value.

Both short-term and long-term incentive compensation is earned by executives only upon the achievement by the Company of certain measurable performance objectives that are deemed by the Compensation

Committee and management to be critical to the Company's short-term and long-term success. The amount of compensation ultimately earned will increase or decrease depending upon Company performance and the underlying price of our Common Stock (in the case of long-term incentive compensation).

Each Element of Compensation and Why the Company Chooses to Pay Each Element

Principal Compensation Elements. To achieve the objectives noted above, we have designed executive compensation to consist of three principal elements:

- base salary,
- short-term incentives (cash bonuses) and
- long-term incentives (equity awards under our 2003 Long-Term Incentive Plan).

We pay competitive salaries to attract and retain the executive talent necessary to develop and implement our corporate strategy and business plan. We pay short-term and long-term incentive compensation to motivate our executives to generate outstanding performance, to align compensation paid with proven results that benefit our stockholders, and to make our executives stakeholders in the success of our Company. In addition, we provide perquisites to our executive officers, including life and long-term disability insurance, similar to those provided to other employees.

How the Company Determines Executive Compensation

In General. Despite the lingering weakness in the economy at the end of 2009, the Company set aggressive performance goals in planning 2010 executive compensation requiring substantial growth in the two key performance metrics to order for our executives to earn target compensation, as discussed in greater detail below.

The Compensation Committee established performance objectives for short-term (bonuses) and long-term (equity) incentive awards at levels that it believed would motivate performance and be adequately challenging, given the economic outlook in early 2010. The performance objectives were intended to compel the level of performance necessary to enable the Company to achieve its operating plan for 2010, despite the continuing existence of uncertain economic conditions and a still fragile recovery.

As in prior years, the short and long-term incentive compensation elements provided executives with opportunities to increase their total compensation package based upon the over-achievement of corporate performance objectives; similarly, in the case of under-achievement of corporate performance objectives, the value of these incentive elements would fall below their target value (with the possibility of total forfeiture of the short-term element and 70% of the long-term element), and total compensation would decrease correspondingly. We assigned greater weight to the long-term incentive compensation element, as compared to the salary and short-term elements, in order to promote decision-making that would deliver top corporate performance, align management to stockholder interests and retain executives. Potential or actual gains or losses from previously granted long-term awards did not impact decisions pertaining to the 2010 compensation elements or the 2010 aggregate executive compensation package.

Salary, short-term and long-term incentive compensation levels for executive officers (other than the CEO) are recommended by the CEO and subject to approval by the Compensation Committee. In formulating his recommendation to the Compensation Committee, the CEO undertakes a performance review of these executives and considers input from human resources personnel at the Company, input from the compensation consultant and benchmarking data (discussed below).

Salary, short-term and long-term incentive compensation levels for the CEO's compensation are established by the Compensation Committee within the parameters of Mr. Hall's employment agreement with the Company. In making its determination with respect to Mr. Hall's compensation, the Compensation Committee: evaluates his performance in conjunction with the Governance Committee and after soliciting additional input from the Chairman of the Board and other directors; considers input from the Committee's compensation consultant; and reviews benchmarking data pertaining to CEO compensation practices at other relevant companies. See "Employment Agreements with Executive Officers — Mr. Hall" below for a detailed discussion of Mr. Hall's agreement.

Effect of Stockholder Advisory Votes. Proposal Two contained in this Proxy Statement represents the first request by the Board for a stockholder advisory vote on executive compensation as required by Section 14A of the Exchange Act (which was added by the Dodd-Frank Act). In the future, the Company and the Compensation Committee will consider the results of such vote in executive compensation planning activities; however, the vote is advisory in nature only, and will not be binding upon the Company, the Compensation Committee or the Board in determining executive compensation elements.

Benchmarking. For 2010 executive compensation planning purposes which began mid-year in 2009, we undertook a competitive analysis of our executive compensation programs (the "Executive Compensation Review") for use by management as one factor, among others, in planning our 2010 executive compensation program. The Executive Compensation Review presented comparative data on salary, short-term incentive (bonus) and long-term incentive (equity) compensation paid to individuals occupying comparable positions at a peer group of companies of similar industry and size, and was based upon 2008 executive compensation data contained in 2009 proxy statements for this peer group.

Management identified and reviewed with Mercer the composition of a peer group of companies to use for benchmarking purposes. The peer group consisted of 10 US — based public companies in the high tech industry, that operate with a particular focus on software and IT services, that compete with Gartner for executive talent from both a hiring and retention standpoint and that approximated Gartner in terms of one or more of the following factors: revenues, net income, total assets, market capitalization and/or total employees, and that compete with Gartner for executive talent both from a hiring and a retention standpoint (the "Peer Group"). The Peer Group was approved by the Compensation Committee after Mercer concluded that the 10 companies continued to be appropriate for compensation comparison purposes. For 2010 compensation planning purposes, the Peer Group consisted of the following 10 companies:

Adobe Systems, Inc.
Autodesk, Inc.
BMC Software Inc.
Cadence Design Systems Inc.
Dun & Bradstreet Corp.
Moody's Corporation
IMS Health Incorporated
Intuit Inc.
Sybase, Inc.
Verisign, Inc.

To obtain information pertaining to the Named Executive Officers, the Company obtained the then most recent publicly available Peer Group proxy data for comparable positions, to the extent available, as well as the 25th percentile, median and 75th percentile data for base salary, total cash compensation (salary and bonus) and total direct compensation at target (salary, bonus and long-term incentive awards) by executive officer position that correlated to the top five executive officers.

According to the Executive Compensation Review, our 2009 executive compensation compared to that of the Peer Group (in percentiles) as follows:

Officer	Base Salary	Total Cash Compensation (Base Salary and Bonus)	Total Direct Compensation at Target (Base Salary, Bonus and Long-Term Incentive)
CEO	< 25th	> 25th and < 50th	> 50th and < 75th
CFO	> 25th and < 50th	> 50th and < 75th	> 50th and < 75th
Top 5	< 25th	> 25th and < 50th	> 50th and < 75th

Executive Compensation Elements Generally. The following bar chart illustrates the relative mix of target compensation elements for our executive officers. Long-term incentive compensation, which vests over a four year period, consists of performance-based restricted stock units (PSUs) and stock appreciation rights (SARs), and represents a majority of the compensation we pay to our executive officers. We allocate more heavily to long-term incentive compensation because we believe that it contributes to a greater degree to the retention of employees and to the delivery of top performance than does cash and short-term compensation.


Target Compensation Mix
100%
80%
60%
40%
20%
0%
CEO
CFO
Other Executive Officers
SAR
PSU
Bonus
Salary

Having made no merit increases in 2009 (other than to employees located in countries with high wage inflation or where increases were legally mandated), a 3% merit increase for the executive officers was instituted mid-year in 2010 (after business results confirmed accelerating growth first seen at the end of 2009), retroactive to April 1, 2010. This merit increase was applied to each element of executive compensation (base salary, short-term and long-term executive compensation).

Base Salary. We set base salaries of executive officers when they join the Company or are promoted to an executive role, by evaluating the responsibilities of the position, the experience of the individual and the marketplace in which we compete for the executive talent we need. In addition, where possible, we consider salary information for comparable positions for members of our Peer Group or other available benchmarking data.

In determining whether to award salary merit increases, we consider published projected U.S. salary increase data for the technology industry and generally (sources include Buck Consultants, Towers Watson and WorldatWork survey reports among others), as well as available world-wide salary increase data. Mr. Hall's salary increase is established each year by the Compensation Committee, in accordance with the terms of Mr. Hall's employment agreement and after completion of Mr. Hall's performance evaluation for the preceding year.

Short-Term Incentive Compensation (Cash Bonuses). All bonuses to executive officers are awarded pursuant to Gartner's Executive Performance Bonus Plan. This plan is designed to motivate executive officers to achieve goals relating to the performance of Gartner, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied. We believe that the relationship between proven performance and the amount of short-term incentive compensation paid promotes, among executives, decision-making that increases stockholder value and promotes Gartner's success. If certain requirements are satisfied, bonuses awarded under this plan to eligible employees will qualify as deductible "performance-based compensation" within the meaning of Code Section 162(m).

In 2010, we designed the annual cash bonus component of incentive compensation to align pay with our short-term (annual) performance results. Bonus targets for all executive officers, including Mr. Hall, were based solely upon achievement of 2010 company-wide financial performance objectives (with no individual performance component). The financial objectives and weightings used for 2010 executive officer bonuses were 2010 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which measures overall profitability from business operations (weighted 50%), and Contract Value (CV), which measures the annualized value attributable to all of our subscription-related research products, our largest business segment, that recognize revenue on a ratable basis, measured on a foreign exchange neutral basis at December 31, 2010 (weighted 50%). Management and our Compensation Committee believe that EBITDA and CV are the most significant measurements of profitability and business growth for our Company and that they have been used successfully for a number of years in driving business performance and determining executive compensation.

For 2010, each executive officer was assigned a bonus target that was expressed as a percentage of salary and varied from 40% to 100% of salary depending upon the executive's level of responsibility With respect to our Named Executive Officers, 2010 bonus targets, as a percentage of base salary, were 100% for Mr. Hall and 60% for each of Messrs. Lafond, Schwartz, Waern and Kutnick.

As noted above, the Company pegged target short-term incentive compensation performance objectives (EBITDA and CV) to the 2010 operating plan. Accordingly, the target performance objective amounts (achievement of which would result in 100% payment of target bonus) were: 2010 EBITDA — $208 million (representing 9% growth and weighted 50%) and Contract Value at December 31, 2010 — $941 million (representing 10% growth, measured on a foreign exchange neutral basis and weighted 50%). In each case, the growth percentages reflected in the 2010 operating plan were determined on an organic basis; i.e., after giving effect to EBITDA and CV acquired in connection with the AMR Research and Burton Group acquisitions. Final bonuses payable, as a percentage of target, could range from 0% (if both EBITDA and CV were less than approximately 73% of target) to a maximum 200% (if EBITDA were at least approximately 110.6% of target and CV was at least approximately 105.3% of target), depending upon the level of achievement of these objectives.

In 2010, the Company exceeded its target performance objectives, and the Compensation Committee determined that earned cash bonuses for executive officers were 186.8% of target bonus amounts based upon the final level of achievement of the applicable performance objectives as follows: EBITDA — $230 million and Contract Value — $978 million. These bonuses were paid in February 2011. See Summary Compensation Table — Non-Equity Incentive Plan Compensation for the amount of cash bonuses earned by our Named Executive Officers in 2010.

Long-Term Incentive Compensation (Equity Awards). Promoting stock ownership is a key element of our compensation program philosophy. Stock-based incentive compensation awards — especially when they are assigned a combination of performance and time-based vesting criteria — induce enhanced performance, promote retention of executive officers and align executives' personal rewards with long-term stock price appreciation, thereby integrating management and stockholder interests. We have evaluated different types of long-term incentives based on their motivational value, cost to the Company and appropriate share utilization under our stockholder-approved 2003 Long-Term Incentive Plan ("2003 Plan"). At the present time, our annual grants of long-term incentive awards to executives consist of stock-settled stock appreciation rights ("SARs") and performance-based restricted stock units ("PSUs"), both of which vest 25% per year commencing one year from grant and on each anniversary thereof, subject to continued service on the vesting date. We believe that granting SARs and PSUs effectively focuses our executives on delivering long-term value growth for our stockholders.

SARs permit executives to benefit from an increase in stock price over time. SAR value can be realized only after the SAR vests. Our SARs are stock-settled and may be exercised seven years from grant. When the SAR is exercised, the executive receives shares of our Common Stock equal in value to the aggregate appreciation in the price of our Common Stock from the date of grant to the exercise date for all SARs exercised. Therefore, SARs only have value to the extent the price of our Common Stock exceeds the grant price of the SAR. In this way, SARs motivate our executives to increase stockholder value and thus align their interests with those of our stockholders.

PSUs offer executives the opportunity to receive our Common Stock contingent on the achievement of performance goals and continued service over the vesting period. PSU recipients are eligible to earn a target fixed number of shares if and to the extent stipulated one-year performance goals are achieved. They can earn more shares if the Company over-performs (up to 200% of their target number of shares), but they will earn fewer shares (potentially none) if the Company under-performs. Shares of Common Stock subject to earned PSU awards are issued to the executive on the date they vest. Released shares have value even if our Common Stock price does not increase, which is not the case with SARs. Accordingly, PSUs encourage executives to increase stockholder value while promoting executive retention over the long-term.

Individual executive award values vary with increasing levels of responsibility. Consistent with weightings in prior years, 30% of each executive's long-term incentive compensation award value was granted in SARs and 70% was granted in PSUs. PSUs deliver value utilizing fewer shares since the executive can earn the full share rather than just the appreciation in value over the grant price (as is the case with SARs). Additionally, the cost efficiency of PSUs enhances the Company's ability to conservatively utilize the 2003 Plan share pool, which contributed to the decision to convey a larger portion of the 2010 overall long-term incentive compensation value in PSUs than in SARs. For purposes of determining the number of SARs awarded, the allocated SAR award "value" is divided by the Black-Scholes-Merton valuation on the date of grant using assumptions appropriate on that date. For purposes of determining the target number of PSUs awarded, the allocated target PSU award "value" is divided by the closing price of our Common Stock on the date of grant as reported by the New York Stock Exchange.

The Compensation Committee approved CV as the performance measure underlying PSUs awarded in 2010. As noted above, the 2010 target CV amount (resulting in 100% of the target number of PSUs becoming eligible to vest) was pegged to the 2010 operating plan and set at $941 million measured at December 31, 2010, which represented growth of 10% as compared to 2009 (on a foreign exchange neutral basis and after giving effect to CV acquired in connection with the AMR Research and Burton Group acquisitions). The final number of PSUs that could be awarded ranged from 0 (if CV was less than approximately 73% of target) to a maximum 200% of target (if CV was at least approximately 105.3% of target).

As noted above, in 2010 CV was $978 million, exceeding the target amount, which resulted in the payout of 173.7% of the target number of PSUs awarded. The PSUs were adjusted by this factor in February 2011 after certification of the achievement of this performance measure by the Compensation Committee without any modification by the Committee. See Grants of Plan-Based Awards Table — Possible Payouts Under Equity Incentive Plan Awards and accompanying footnotes below for the actual number of SARs and PSUs awarded to our Named Executive Officers in 2010.

No performance objectives for any PSU intended to qualify under Code Section 162(m) (i.e., awards to executive officers) may be modified by the Committee. While the Committee does have discretion to modify other aspects of the awards (subject to the terms of the 2003 Plan), no modifications were made in 2010.

Additional Compensation Elements. In order to further achieve our first objective of providing a competitive compensation package with great retention value, we provide various other benefits to our executive officers that we believe are typically available to, and expected by, persons in senior business roles. Our basic executive perquisites program includes 35 days paid time off (PTO) annually, enhanced severance and change in control benefits (discussed below) and relocation services where necessary due to a promotion. In addition, in 2010 the Company ceased paying to the executive officers a $15,000 fixed sum which in prior years was used by the executive to acquire perquisites of his or her choice; instead, this amount was allocated between each officer's 2010 base salary and target bonus. For more information concerning perquisites, see Other Compensation Table and accompanying footnotes below.

Mr. Hall's perquisites, severance and change in control benefits are governed by his employment agreement with the Company, which is discussed in detail below under "Employment Agreements With Executive Officers."

We also maintain a non-qualified deferred compensation plan for our highly compensated employees, including our executive officers, to assist eligible participants with retirement and tax planning by allowing them to defer compensation in excess of amounts permitted to be deferred under our 401(k) plan. This plan allows eligible participants to defer up to 50% of base salary and/or 100% of bonus to a future period. In addition, as a further inducement to participation in this plan, the Company presently matches contributions by executive officers, subject to certain limits. For more information concerning this plan, see Non-Qualified Deferred Compensation Table and accompanying narrative and footnotes below. Finally, the Company maintains an employee stock purchase plan which is available to employees in the United States and several other countries at the present time.

Executive Stock Ownership and Clawback Policies

The Company has adopted stock ownership guidelines for our executive officers as follows: the CEO is required to hold shares of Common Stock with a value at least equal to six (6) times his base salary, and all other executive officers are required to hold shares of Common Stock with a value at least equal to three (3) times their base salary. The officers have five (5) years from appointment to accumulate this value. For purposes of computing the required holdings, officers may count shares directly held, as well as vested and unvested restricted stock units and PSUs, but not options or SARs. At December 31, 2010, our CEO and all other executive officers were in compliance with these guidelines.

In accordance with the requirements of Section 10D of the Exchange Act (which was added by the Dodd-Frank Act), the SEC has been directed to issue rules applicable to the national securities exchanges (including the NYSE on which our Common Stock is listed for trading) prohibiting the listing of any security of an issuer that does not provide for the recovery of erroneously awarded incentive-based compensation where there has been an accounting restatement; i.e., clawback policies. We are awaiting issuance of the SEC rules (expected in mid-2011) and, at that time, the Board will adopt a formal policy that complies with these rules.

Accounting and Tax Impact
In setting compensation, the Compensation Committee and management consider the potential impact of Code Section 162(m), which precludes a public corporation from deducting on its corporate income tax return individual compensation in excess of $1 million for its chief executive officer or any of its three other highest-paid officers (other than the chief financial officer). Section 162(m) also provides for certain exemptions to this limitation, specifically compensation that is performance-based (within the meaning of Section 162(m)) and issued under a stockholder-approved plan. Our 2010 short-term incentive (bonus) awards were performance-based and were made pursuant to our stockholder approved Executive Performance Bonus Plan and, therefore, are deductible under Section 162(m). The PSU component of the 2010 long-term incentive award was performance-based and issued under the 2003 Plan, which has been approved by stockholders and, therefore, is deductible under Section 162(m). Although the Compensation Committee endeavors to maximize deductibility of compensation under Section 162(m), it maintains the discretion in establishing compensation elements to approve compensation that may not be deductible under Section 162(m), if the Committee believes the compensation element to be necessary or appropriate under the circumstances.

Grant of Equity Awards
The Board of Directors has a formal policy with respect to the grant of equity awards under our 2003 Plan. Equity awards may include stock options, stock appreciation rights (SARs), restricted stock awards (RSAs), restricted stock units (RSUs) and performance-based restricted stock units (PSUs). In 2010, all such awards to Named Executive Officers took the form of PSUs and SARs. Pursuant to the 2003 Plan, the Committee may not delegate its authority with respect to Section 16 persons, nor in any other way which would jeopardize the plan's qualification under Code Section 162(m) or Exchange Act Rule 16b-3. Accordingly, our policy specifies that all awards to our Section 16 executive officers must be approved by the Compensation Committee on or prior to the award grant date, and that all such awards will be made and priced on the date of Compensation Committee approval, except in the case of new hires, which is discussed below.

Consistent with the Plan, the Compensation Committee annually approves a delegation of authority to the CEO to make equity awards under the Plan to Gartner employees on account of new hires, retention or promotion without the approval of the Compensation Committee. The current delegation of authority specifies a maximum award "value" of $100,000 per individual, and a maximum aggregate award "value" of $1,000,000 for the calendar year. For purposes of this computation, in the case of RSAs and RSUs, "value" is calculated based upon the Fair Market Value (defined in the 2003 Plan as the closing price on the date of grant as reported by the New York Stock Exchange) of a share of our Common Stock, multiplied by the number of RSAs or RSUs awarded. In the case of options and SARs, the "value" of the award will be the Black-Scholes-Merton calculation of the value of the award using assumptions appropriate on the award date. Any awards made under this delegated authority are reported to the Compensation Committee at the next regularly scheduled committee meeting.

As discussed above, the structure and value of annual long-term incentive awards comprising the long-term incentive compensation element of our compensation package to executive officers are established and approved by the Compensation Committee in the first quarter of each year. The specific terms of the awards (number of PSUs and SARs and related performance criteria) are determined, and the awards are approved and made, on the same date and after the release of the Company's prior year financial results. New hire, retention and promotion awards to executive officers are recommended by the CEO to the Compensation Committee for its approval.

It is the Company's policy not to make equity awards to executive officers prior to the release of material non-public information. The 2010 long-term incentive awards to executive officers were approved by the Compensation Committee and made on February 11, 2010, after release of our 2009 financial results. The final number of PSUs issuable on account of the 2010 award was determined by the Compensation Committee on February 10, 2011 upon final determination by the Committee of the level of achievement of the related performance criteria and after release of our 2010 financial results. Generally speaking, awards for newly hired executives that are given as an inducement to joining the Company are made on the 15th or 30th day of the month first following the executive's start date (and after approval by the Compensation Committee), and retention and promotion awards are made on the 15th or 30th day of the month first following the date of Compensation Committee approval; however, we may delay making these awards pending the release of material non-public information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Gartner, Inc. has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and the Company's proxy statement for the 2011 Annual Meeting.

Compensation Committee of the Board of Directors

Anne Sutherland Fuchs
Russell P. Fradin
Jeffrey W. Ubben

April 18, 2011

All compensation data contained in this Proxy Statement is stated in U.S. Dollars.

SUMMARY COMPENSATION TABLE

This table describes compensation earned by our CEO, CFO and next three most highly compensated executive officers (the "Named Executive Officers") in the years indicated. As you can see from the table and consistent with our compensation philosophy discussed above, long—term incentive compensation in the form of equity awards comprises a significant portion of total compensation.

Name and Principal Position	Year	Base Salary (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (1), (3)	All Other Compensation (4)	Total
Eugene A. Hall, Chief Executive Officer (CEO) (5)	2010	745,982	4,154,405	1,780,457	1,407,140	90,360	8,178,344
	2009	724,065	4,033,400	1,728,600	724,065	102,756	7,312,886
	2008	718,793	4,033,400	1,728,600	766,495	122,218	7,369,506
Christopher J. Lafond, EVP & Chief Financial Officer (CFO)	2010	435,733	1,157,929	496,255	494,520	36,293	2,620,730
	2009	419,268	1,124,200	481,800	251,561	50,072	2,326,901
	2008	416,215	1,124,200	481,800	266,302	60,947	2,349,464
Lewis G. Schwartz, SVP, General Counsel & Corporate Secretary	2010	390,606	578,237	247,821	443,571	40,401	1,700,636
	2009	375,134	561,400	240,600	225,081	51,574	1,453,789
	2008	372,403	561,400	240,600	238,270	62,145	1,474,818
Per Anders Waern, SVP, Gartner Consulting	2010	345,521	578,237	247,821	392,580	67,223	1,631,382
	2009	331,042	561,400	240,600	198,625	192,125	1,523,792
	2008	331,805	561,400	240,600	210,265	646,832	1,990,902
Dale Kutnick, SVP, Executive Programs (6)	2010	345,480	578,237	247,821	392,623	36,402	1,600,563
	2008	328,591	561,400	240,600	210,238	45,726	1,386,555

(1) All Named Executive Officers elected to defer a portion of their salary and/or bonus under the Company's Non-Qualified Deferred Compensation Plan. Amounts reported include the deferred portion. See Non-Qualified Deferred Compensation Table below.

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for performance restricted stock units, or PSUs (Stock Awards), and for stock-settled stock appreciation rights, or SARs (Option Awards) granted to the Named Executive Officer in 2010. The value reported for the PSUs is based upon the probable outcome of the performance objective as of the grant date, which is consistent with the grant date estimate of the aggregate compensation cost to be recognized over the service period, excluding the effect of forfeitures, or the target grant date award value. The potential maximum value of the PSUs, assuming attainment of the highest level of the performance conditions, is 200% of the target value. There were no forfeitures applicable to the Named Executive Officers in 2010. See Note 9 — Stock-Based Compensation in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2010 for additional information regarding the calculation of the grant date fair values of these awards.

(3) Represents performance-based cash bonuses earned at December 31 of the applicable year and paid in the following February. See footnote (1) to Grants of Plan-Based Awards Table below for additional information.

(4) See Other Compensation Table below for additional information.

(5) Mr. Hall is a party to an employment agreement with the Company. See "Employment Agreements With Executive Officers — Mr. Hall" below.

(6) Mr. Kutnick was not a Named Executive Officer in 2009.

OTHER COMPENSATION TABLE

This table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Year	Lump Sum in Lieu of Specific Benefits (1)	Company Match Under Defined Contribution Plans (2)	Company Match Under Non-qualified Deferred Compensation Plans (3)	Other (4)	Total
Eugene A. Hall	2010	—	9,050	52,202	29,108	90,360
	2009	15,000	9,050	53,022	25,684	102,756
	2008	—	8,500	54,643	59,075	122,218
Christopher J. Lafond	2010	—	9,050	20,892	6,351	36,293
	2009	15,000	9,050	20,823	5,199	50,072
	2008	25,619	8,500	21,598	5,230	60,947
Lewis G. Schwartz	2010	—	9,050	18,027	13,324	40,401
	2009	15,000	9,050	17,936	9,588	51,574
	2008	21,882	8,500	18,762	13,001	62,145
Per Anders Waern	2010	—	9,050	15,166	43,007	67,223
	2009	15,000	9,050	6,642	161,433	192,125
	2008	16,411	8,500	—	621,921	646,832
Dale Kutnick	2010	—	9,050	15,163	12,189	36,402
	2008	21,882	8,500	6,944	8,400	45,726

(1) Prior to 2010, Named Executive Officers received a lump sum payment in lieu of specific benefits, which the executive used to procure benefits of his or her choice. This benefit was suspended in early 2010.

(2) Represents the Company's 4% matching and 1% profit sharing contributions to the Named Executive Officer's 401(k) account (subject to limitations).

(3) Represents the Company's matching contribution to the executive's contributions to our Non-Qualified Deferred Compensation Plan. See Non-Qualified Deferred Compensation Table below for additional information.

(4) In addition to specified perquisites and benefits, includes other perquisites and personal benefits provided to the executive, none of which individually exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for the executive. Amounts paid to Mr. Waern include an auto allowance in the amount of $21,250 paid in connection with his relocation from Sweden.

GRANTS OF PLAN-BASED AWARDS TABLE

This table provides information about awards made to our Named Executive Officers in 2010 pursuant to non-equity incentive plans (our short-term incentive cash bonus program) and equity incentive plans (performance restricted stock units (PSUs) and stock appreciation rights (SARs) awards comprising long-term incentive compensation under our 2003 Plan).

		Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Possible Payouts Under Incentive Plan Awards (2)				
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Exercise or Base Price of Option Awards ($/Sh) ($)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Eugene A. Hall	2/11/10	—	—	—	0	188,323 PSUs	376,646 PSUs	—	4,154,405
	2/11/10	—	—	—	—	215,174 SARs	—	22.06	1,780,457
	—	0	753,287	1,506,574	—	—	—	—	—
Christopher J. Lafond	2/11/10	—	—	—	0	52,490 PSUs	104,980 PSUs	—	1,157,929
	2/11/10	—	—	—	—	59,974 SARs	—	22.06	496,255
		0	264,732	529,464	—	—	—	—	—
Lewis G. Schwartz	2/11/10	—	—	—	0	26,212 PSUs	52,424 PSUs	—	578,237
	2/11/10	—	—	—	—	29,950 SARs	—	22.06	247,821
	—	0	237,458	474,916	—	—	—	—	—
Per Anders Waern	2/11/10	—	—	—	0	26,212 PSUs	52,424 PSUs	—	578,237
	2/11/10	—	—	—	—	29,950 SARs	—	22.06	247,821
	—	0	210,209	420,418	—	—	—	—	—
Dale Kutnick	2/11/10	—	—	—	0	26,212 PSUs	52,424 PSUs	—	578,237
	2/11/10	—	—	—	—	29,950 SARs	—	22.06	247,821
	—	0	210,183	420,366	—	—	—	—	—

(1) Represents cash bonuses that could have been earned in 2010 by our Named Executive Officers based solely upon achievement of specified financial performance objectives for 2010 and ranging from 0% (threshold) to 200% (maximum) of target (100%). Bonus targets (expressed as a percentage of base salary) were 100% for Mr. Hall, and 60% for each of Messrs. Lafond, Schwartz, Waern and Kutnick. Actual bonuses earned in 2010 by Named Executive Officers and paid in February 2011 were adjusted to 186.8% of their target bonus, and are reported under Non-Equity Incentive Plan Compensation in the Summary Compensation Table. See "*Short-Term Incentive Compensation (Cash Bonuses)*" in the Compensation Discussion and Analysis for additional information.

(2) Represents the number of performance-based Restricted Stock Units (PSUs) and stock-settled Stock Appreciation Rights (SARs) awarded on February 11, 2010 under our 2003 Plan. The target number of PSUs (100%) originally awarded on that date was subject to adjustment ranging from 0% (threshold) to 200% (maximum) based solely upon achievement of a specified financial performance objective, and was adjusted to 173.7% of target upon final determination by the Committee of achievement of this objective on February 10, 2011. The number of PSUs finally awarded to the Named Executive Officers on account of the 2010 grant was as follows: Mr. Hall — 327,117; Mr. Lafond — 91,175; and Messrs. Schwartz, Waern and Kutnick — 45,530. The number of SARs was fixed on the award date. The PSUs and SARs vest 25% per year commencing February 11, 2011, subject to continued employment on the vesting date. See "*Long-Term Incentive Compensation (Equity Awards)*" in the Compensation Discussion and Analysis for additional information.

(3) Represents the closing price of our Common Stock on the New York Stock Exchange on the grant date.

(4) See footnote (2) to the Summary Compensation Table.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

Only our Chief Executive Officer, Mr. Hall, is a party to long-term employment agreement with the Company.

Mr. Hall — Employment Agreement. In 2007, Gartner entered into a five-year Employment Agreement with Mr. Hall, effective January 1, 2007, pursuant to which Mr. Hall agreed to serve as chief executive officer of the Company (the "CEO Agreement"). In April 2011, the CEO Agreement was amended and restated (the "2011 Amendment"). The principal changes effected by the 2011 Amendment are as follows:

- the Company's obligation to provide severance benefits upon a Change In Control (defined below) will only arise if Mr. Hall's employment is terminated within 24 months of a Change In Control; i.e., a "double trigger;"
- no gross-up payments will be made to Mr. Hall in connection with any Code Section 280G taxes that may be owing by him in connection with Change In Control benefits; instead, Mr. Hall may elect to receive either the full amount of his Change in Control benefits or such lesser amount as results in no Code Section 280G excise tax being due; and
- the term of the CEO Agreement has been extended until December 31, 2016;

The following discussion describes the terms of the CEO Agreement as presently in effect:

The CEO Agreement has a term of five years (expiring December 31, 2016), with automatic one year renewals commencing on the fifth anniversary, and continuing each year thereafter, unless either party provides the other with at least 60 days prior written notice of an intention not to extend the term. Under the CEO Agreement, Mr. Hall is entitled to:

- an annual base salary of $775,886, subject to adjustment on an annual basis by the Compensation Committee;
- an annual target bonus under the Company's executive bonus program equal to 100% of annual base salary, and payable based upon achievement of specified Company and individual objectives. The actual bonus paid may be higher or lower than target based upon over- or under-achievement of these objectives, subject to a maximum actual bonus of 200% of base salary;
- an annual long-term incentive award with an aggregate value on the date of grant (assuming applicable performance goals will be satisfied at target) at least equal to $7,665,667 minus the sum of base salary and target bonus for the year of grant (the "Annual Incentive Award"). The Annual Incentive Award will be 100% unvested on the date of grant; vesting will depend upon the achievement of performance goals to be determined by the Compensation Committee. The terms and conditions of each Annual Incentive Award will be determined by the Compensation Committee, and will be divided between restricted stock units (RSUs) and stock appreciation rights (SARs). The number of RSUs initially granted each year will be based upon the assumption that specified Company objectives set by the Compensation Committee will be achieved, and may be adjusted so as to be higher or lower than the number initially granted for over- or under-achievement of such specified Company objectives; and
- all benefits provided to senior executives, executives and employees of the Company generally from time to time, including medical, dental, life insurance and long-term disability.

In addition, Mr. Hall is entitled to be nominated for election to the board of directors during his employment term, and is entitled to an automobile and driver during the employment term.

Termination and Related Payments — Mr. Hall. Mr. Hall's employment is at will and may be terminated by him or us upon 60 days' notice. If we terminate Mr. Hall's employment involuntarily (other than within 24 months following a Change In Control (defined below)) and without Business Reasons (as defined in the CEO Agreement) or a Constructive Termination (as defined in the CEO Agreement) occurs, or if the Company elects not renew the CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the CEO Agreement, then Mr. Hall will be entitled to receive:

- base salary and paid time off ("PTO") accrued through the termination date, plus continued base salary for a period of 36 months following the termination date, paid in accordance with the Company's regular payroll schedule;

- any earned but unpaid bonus from the prior fiscal year which will be paid at the same time as bonuses for such fiscal year are paid to other Company executives;
- 300% of the average of Mr. Hall's earned annual bonuses for the three years preceding the year in which the termination date occurs, payable in a lump sum;
- 36 months' continued vesting in accordance with their terms (including achievement of applicable performance objectives) of all outstanding equity awards (all such awards with an exercise feature will remain exercisable for 30 days following the last day of such 36 month continued vesting period, subject to the maximum term of the award);
- a lump sum payment in cash equal to the value of any ungranted, but due to be granted Annual Incentive Awards, multiplied by the percentage of such award that would vest within 36 months following termination (i.e., 75% in the case of a four year vesting period); and
- a monthly payment equal to the monthly COBRA premium payable by Mr. Hall to continue the group health coverage in effect on the date of termination for himself, his spouse and any children until Mr. Hall becomes covered under similar plans or for 36 months following termination, whichever occurs first.

Payment of severance amounts is conditioned upon execution of a general release of claims against the Company and compliance with 36 month non-competition and non-solicitation covenants set forth in the CEO Agreement, and in certain circumstances, payment will be delayed for six months following termination under Code Section 409A.

Within 24 months of a Change In Control, if Mr. Hall's employment is terminated involuntarily and without Business Reasons or a Constructive Termination occurs, or if the Company elects not renew the CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the CEO Agreement, Mr. Hall will be entitled to receive the following:

- accrued base salary and PTO through the Change In Control date, plus any earned but unpaid bonus from the prior fiscal year, payable upon the Change In Control;
- an amount equal to three times base salary then in effect plus an amount equal to three times target bonus for the fiscal year in which the Change In Control occurs, payable six months following termination; and
- a monthly payment equal to the monthly COBRA premium payable by Mr. Hall to continue the group health coverage in effect on the date of termination for himself, his spouse and any children until Mr. Hall becomes covered under similar plans or for 36 months following termination, whichever occurs first.

Immediately upon a Change In Control, Mr. Hall will be entitled to the following:

- any ungranted, but due to be granted Annual Incentive Awards; and
- vesting in full of all outstanding equity awards (at target in the case of performance-based equity awards as to which the related performance adjustment has not yet occurred).

Should any payments received by Mr. Hall upon a Change In Control constitute a "parachute payment" within the meaning of Code Section 280G, Mr. Hall may elect to receive either the full amount of his Change In Control payments, or such lesser amount as will ensure that no portion of his severance and other benefits will be subject to excise tax under Code Section 4999 of the Code. Additionally, certain payments may be delayed for six months following termination under Code Section 409A.

The CEO Agreement utilizes the 2003 Plan definition of "Change In Control" which currently provides that a Change In Control will occur when (i) any person becomes the beneficial owner of 50% of our voting securities, (ii) there is a merger or consolidation of Gartner with another company and our outstanding securities represent less than 50% of the voting securities of the combined entity, (iii) there is a completed sale of all or substantially all of our assets and (iv) there is a change in the composition of our Board occurring within a one year period, as a result of which fewer than a majority of the directors on the board remain.

Termination and Related Payments — Other Executive Officers. In the event of termination for cause, voluntary resignation or as a result of death, disability or retirement, no severance benefits are provided. In the event of termination without cause (including in connection with a Change In Control), each of our other executive officers will be entitled to receive the following severance benefits:

- base salary then in effect for 52 weeks plus any unused PTO not to exceed 25 days (paid in accordance with the Company's regular payroll schedule); and
- reimbursement for COBRA premiums to continue group health benefits pursuant to our standard programs for the executive, the executive's spouse and any children for 12 months after the termination date;

In order to receive severance benefits, the executive officers who are terminated are required to execute and comply with a separation agreement and release of claims in which, among other things, the executive reaffirms his or her commitment to confidentiality and non-competition obligations (that bind all employees for one year following termination of employment) and releases the Company from various employment-related claims. In addition, in the case of Named Executive Officers (other than Mr. Hall), severance will not be paid to any executive who refuses to accept an offer of comparable employment from Gartner or who does not cooperate or ceases to cooperate when being considered for a new position with Gartner, in each case as determined by the Company.

In the event of a Change In Control (as defined in the 2003 Plan), if the executive is terminated without cause within 12 months after the Change In Control, all of the executive's outstanding equity awards will immediately vest in full (as and when adjusted in the case of performance-based equity awards as to which the related performance adjustment has not yet occurred on termination), and those which are exercisable can be exercised for 12 months following the termination date. Finally, under certain circumstances, payments and release of shares may be delayed for six months following termination under Code Section 409A.

Death, Disability and Retirement. In the case of termination due to death, disability or retirement, each Named Executive Officer is entitled to immediate vesting of all options, PSUs and SARs that would have vested (assuming continued service) during the 12 months following termination, except for PSUs that will automatically vest if, when and to the extent they vest pursuant to a related performance adjustment within 12 months of termination. Additionally, options and SARs remain exercisable for the earlier of the expiration date or one year from the date of termination. In the event of termination for any other reason, any unexercised options and SARs remain exercisable for the earlier of the expiration date or 90 days from the date of termination (excluding any period during which trading is prohibited under our insider trading policy).

We use standard definitions of retirement and disability. Retirement is defined in the 2003 Plan as termination of employment if (i) on the date of termination, the employee is at least 55 years old and has at least 5 years continued service and (ii) the sum of the employee's age and years of continued service equals at least 65. At December 31, 2010, Messrs. Kutnick and Schwartz qualified for a retirement benefit. Disability is defined in the 2003 Plan as total and permanent disability.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

"Employment Agreements With Executive Officers" above contains a detailed discussion of the payments and other benefits to which our CEO and other Named Executive Officers are entitled in the event of termination of employment or upon a Change In Control, and the amounts payable assuming termination at December 31, 2010 are set forth below. In this event, each Named Executive Officer would also be entitled to receive accrued personal time off (PTO) and the balance in his or her deferred compensation plan account. See the Non-Qualified Deferred Compensation Table below for balances.

Mr. Hall, CEO. The table set forth below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to Mr. Hall had his employment been terminated on December 31, 2010 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement and (3) a Change In Control. See Outstanding Equity Awards At Fiscal Year End Table below for a list of Mr. Hall's unvested equity awards at the end of 2010.

Involuntary termination (severance benefits) (1)	Involuntary termination (continued vesting of equity awards) (2)	Total Involuntary termination (1), (2)	Death, disability retirement (acceleration of unvested equity awards) (3)	Change in Control (severance benefits) (4)	Change in Control (acceleration of unvested equity awards) (5)	Total Change in Control (4), (5), (6)
6,006,994	30,384,879	36,391,873	12,602,700	5,974,025	32,547,222	38,521,247

(1) Represents the sum of (w) three times 2010 base salary, (x) 300% of the average actual bonus paid for the prior three years (2007, 2008 and 2009), (y) unpaid 2010 bonus and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(2) Represents (x) the fair market value using the closing price of our Common Stock on December 31, 2010, or $33.20 (the "Year End Price") of unvested PSUs that would have vested within 36 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 36 months following the Termination Date, multiplied by the number of such SARs.

(3) Represents (x) the fair market value using the Year End Price of unvested PSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs. Mr. Hall was not retirement eligible (as defined by Gartner) at December 31, 2010.

(4) Represents the sum of (w) three times 2010 base salary, (x) three times 2010 target bonus, (y) unpaid 2010 bonus, and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(5) Represents (x) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at target in the case of unadjusted 2010 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

(6) Had Mr. Hall been terminated on December 31, 2010 in connection with a Change In Control, no payments to him would have constituted excess parachute payments under Code Section 280G.

Other Named Executive Officers. The table set forth below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to our Named Executive Officers (other than Mr. Hall) had their employment been terminated on December 31, 2010 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement and (3) a Change In Control. See Outstanding Equity Awards At Fiscal Year End Table below for a list of unvested equity awards held by each Named Executive Officer at the end of 2010.

Named Executive Officer	Involuntary termination (severance benefits) (1)	Acceleration of unvested equity awards (death, disability or retirement) (2)	Acceleration of of unvested equity awards (Change in Control) (3)	Change in Control) (1,3)
Christopher J. Lafond	457,476	3,512,357	9,071,305	9,528,781
Lewis G. Schwartz	394,890	1,754,411	4,530,413	4,925,303
Per Anders Waern	361,104	1,435,898	4,211,899	4,573,003
Dale Kutnick	366,495	1,754,411	4,530,413	4,896,908

(1) Represents 12 months' base salary plus the amount of health insurance premiums for the executive, his spouse and immediate family for 12 months (at premiums in effect on the Termination Date). Since the executive must be employed on the bonus payment date (February 2011) in order to receive earned but unpaid 2010 bonus, in the event of termination on December 31, 2010, 2010 bonus would have been forfeited and, therefore, is excluded. See "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above for these bonus amounts.

(2) Represents (x) the fair market value using the Year End Price of unvested PSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price of all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs.

(3) Represents (x) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at target in the case of unadjusted 2010 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

TERMS OF AWARDS TO EXECUTIVE OFFICERS

Our Compensation Discussion and Analysis contains a detailed description of the terms of our 2010 non-equity cash incentive compensation awards to executive officers (our short-term incentive compensation, or 2010 cash bonus), and the terms of our 2010 equity incentive compensation awards to executive officers (our long-term incentive compensation, or PSU and SAR awards) under "How the Company Determines Executive Compensation" on page 18.

Non-equity incentive compensation. The threshold, target and maximum amounts of the non-equity short-term incentive compensation (cash bonuses) payable to the Named Executive Officers are reported in the Grants of Plan — Based Awards Table, under "Possible Payouts Under Non-Equity Incentive Plan Awards." As noted in the Compensation Discussion and Analysis, in 2010 we exceeded the target attainment levels for short-term incentive compensation awards, and earned bonuses for executive officers were approximately 186.8% of targeted amounts and were paid in February 2011. These amounts are reported under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

Equity incentive compensation. The threshold, target and maximum number of PSUs, and the number of SARs, awarded to the Named Executive Officers in 2010 are reported in the Grants of Plan — Based Awards Table under "Possible Payouts Under Equity Incentive Plan Awards." As noted in the Compensation Discussion and Analysis, in 2010 we exceeded the target attainment level for long-term incentive compensation awards, and the actual number of PSUs eligible to vest, as determined by the Committee, was 173.7% of the targeted amounts and is reported in footnote (2) to the Grants of Plan — Based Awards Table. The grant date fair value for each PSU and SAR award is included in the amounts reported in the "Stock Awards" and "Option Awards" columns, respectively, of the Summary Compensation Table, and in the "Grant Date Fair Value of Stock and Option Awards" column of the Grants of Plan-Based Awards Table. In the case of PSUs, the grant date fair value is based upon the probable outcome of the performance objective as of the grant date, which is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the risk of forfeitures, which is target grant date award value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

This table provides information on the each option (including stock appreciation rights or SARs) and stock (including restricted stock and performance restricted stock units or PSUs) award held by each Named Executive Officer at December 31, 2010. All performance criteria associated with these awards (except for the 2010 PSU award (see footnote 4)) have been fully satisfied as of December 31, 2010, and the award is fixed. The market value of the stock awards is based on the closing price of our Common Stock on the New York Stock Exchange on December 31, 2010, which was $33.20 (and not on the closing price on the grant date). Upon exercise of, or release of restrictions on, these awards, the number of shares ultimately issued to each executive will be reduced by the number of shares withheld by Gartner for tax withholding purposes and/or as payment of exercise price.

[table follows on next page]

Named Executive Officer	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Eugene A. Hall	785,885		12.11	8/16/14				
(1), (5)	157,605	52,534	21.85	2/15/14	57,483	1,908,436		
(2), (5)	135,730	135,730	18.10	2/15/15	83,676	2,778,043		
(3), (5)		261,423	11.11	2/11/16	325,023	10,790,764		
(4), (5)		215,174	22.06	2/11/17			188,323	6,252,324
Christopher J. Lafond	100,000		12.49	10/21/13				
	40,000		12.49	6/7/14				
	72,000		14.44	5/15/13				
(1), (5)	43,911	14,636	21.85	2/15/14	16,015	531,698		
(2), (5)	37,830	37,830	18.10	2/15/15	23,323	774,290		
(3), (5)	24,289	72,864	11.11	2/11/16	90,591	3,007,621		
(4), (5)		59,974	22.06	2/11/17			52,490	1,742,668
Lewis G. Schwartz	20,000		11.44	2/3/14				
	20,000		12.49	6/7/14				
	22,000		14.44	5/15/13				
(1), (5)	21,955	7,318	21.85	2/15/14	8,007	265,832		
(2), (5)	18,892	18,892	18.10	2/15/15	11,646	386,647		
(3), (5)	12,129	36,387	11.11	2/11/16	45,239	1,501,935		
(4), (5)		29,950	22.06	2/11/17			26,212	870,238
Per-Anders Waern (1)					915	30,378		
(2), (5)		18,892	18.10	2/15/15	11,646	386,647		
(3), (5)		36,387	11.11	2/11/16	45,239	1,501,935		
(4), (5)		29,950	22.06	2/11/17			26,212	870,238
Dale Kutnick (1), (5)		7,318	21.85	2/15/14	8,007	265,832		
(2), (5)	18,892	18,892	18.10	2/15/15	11,646	386,647		
(3), (5)	12,129	36,387	11.11	2/11/16	45,239	1,501,935		
(4), (5)		29,950	22.06	2/11/17			26,212	870,238

(1) Vest 25% per year commencing 2/15/08.

(2) Vest 25% per year commencing 2/15/09.

(3) Vest 25% per year commencing 2/11/10.

(4) Vest 25% per year commencing 2/11/11. The market value of the Stock Award is presented at target (100%), the amount ultimately awarded could range from 0% to 200% of the target award and the maximum payout value is 200% of target. After certification of the applicable performance metric in February 2011, the amount actually awarded on account of Stock Awards was adjusted to 173.7% of target.

(5) The amounts shown under Option Awards represent SARs that will be stock-settled upon exercise; accordingly, the number of shares ultimately received upon exercise will be less than the number of SARs held by the executive and reported in this table.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information for the Named Executive Officers for options that were exercised, and stock awards that vested and released, during 2010 on an aggregate basis, and does not reflect shares withheld by the Company for exercise price or withholding taxes.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
Eugene A. Hall	487,141	6,744,137	491,557	13,189,025
Christopher J. Lafond	243,500	4,066,647	77,613	1,773,868
Lewis G. Schwartz	180,000	3,202,974	38,781	886,368
Per Anders Waern	43,021	405,315	23,319	520,787
Dale Kutnick	158,955	2,229,782	38,781	886,368

(1) Represents the spread between (i) the market price of our Common Stock at exercise and (ii) the exercise price for all options exercised during the year, multiplied by the number of options exercised.

(2) Includes restricted stock units awarded in prior years as long-term incentive compensation that released in 2010.

(3) Represents the number of shares that released during the year multiplied by the market price of our Common Stock on the release date.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The Company maintains a Non-Qualified Deferred Compensation Plan for certain officers and key personnel whose aggregate compensation in 2010 was expected to exceed $230,000. This plan currently allows qualified U.S.-based employees to defer up to 50% of annual salary and/or up to 100% of annual bonus earned in a fiscal year. In addition, in 2010 the Company made a contribution to the account of each Named Executive Officer who deferred compensation equal to the amount of such executive's contribution (not to exceed 4% of base salary and bonus), less $6,600. Deferred amounts are deemed invested in several independently-managed investment portfolios selected by the participant for purposes of determining the amount of earnings to be credited by the Company to that participant's account. The Company may, but need not, acquire investments corresponding to the participants' designations.

Upon termination of employment for any reason, all account balances will be distributed to the participant in a lump sum, except that a participant whose account balance is in excess of $25,000 may defer distributions for an additional year, or elect to receive the balance in 20, 40 or 60 quarterly installments. In the event of an unforeseen emergency (which includes a sudden and unexpected illness or accident of the participant or a dependent, a loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstance beyond the participant's control), the participant may request early payment of his or her account balance, subject to approval.

The following table provides information (in dollars) concerning contributions to the Deferred Compensation Plan in 2010 by the participating Named Executive Officers, the Company's matching contributions, 2010 earnings, aggregate withdrawals and distributions and account balances at year end.

Name	Executive Contributions in 2010 (1)	Company Contributions in 2010 (2)	Aggregate Earnings (loss) in 2010	Aggregate Withdrawals/ Distributions in 2010	Aggregate Balance at 12/31/10
Eugene A. Hall	58,802	52,202	62,334	67,664	501,922
Christopher J. Lafond	27,492	20,892	2	32,298	174,126
Lewis G. Schwartz	24,627	18,027	15,476	—	208,735
Per Anders Waern	21,766	15,166	5,091	—	64,522
Dale Kutnick	21,763	15,163	10,466	—	113,636

(1) The amount of Executive Contributions is included in the Base Salary and/or Non-Equity Incentive Plan Compensation amounts reported for the Named Executive Officer in the Summary Compensation Table.

(2) Company Contributions are included in the "All Other Compensation" column of the Summary Compensation Table, and in the "Company Match Under Non-qualified Deferred Compensation Plan" column of the Other Compensation Table for the Named Executive Officers.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2010 regarding the number of shares of our Common Stock that may be issued upon exercise of outstanding options, stock appreciation rights and other rights (including restricted stock, restricted stock units and common stock equivalents) awarded under our equity compensation plans (and, where applicable, related weighted-average exercise price information), as well as shares available for future issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights ($)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders:			
Stock Option and Long-Term Incentive Plans (1), (2)	7,408,158	13.29	8,319,187
2002 Employee Stock Purchase Plan			1,445,620
Equity Compensation Plans Not Approved by Stockholders (3)	434,864	9.29	
Total	7,843,022	12.79	9,764,807

(1) Consists of the 1991 Stock Option Plan and the 2003 Long-Term Incentive Plan (2003 Plan).

(2) With respect to SARs issued under the 2003 Plan, we have calculated, and given effect in the table to, the number of shares of Common Stock that would be issued upon settlement of outstanding in-the-money SARs at December 31, 2010 (2,533,619) using the closing price of our Common Stock at fiscal year end ($33.20). All outstanding options and SARs were in the money at year end.

(3) Consists of the 1999 Stock Option Plan. No securities remain available for issuance under this plan.

(4) Since December 31, 2010 to date, 644,572 restricted stock units and 355,911 SARs were awarded to our executive officers and associates under the 2003 Plan, which were issued primarily in connection with the 2011 annual equity award, and 773,273 shares were added back to the 2003 Plan on account of shares withheld for taxes, surrendered to pay exercise price or cancelled awards.

As of April 1, 2011, there were 4,101,879 options and SARs outstanding, with a weighted average exercise price of $16.64 and an average remaining term of 3.7 years. As of the same date, the number of full value shares granted and unvested was 3,096,724 and the number of shares available for future grant was 6,408,182. At the present time, equity awards are only issued under the 2003 LTIP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of shares of our Common Stock as of April 10, 2011 (including shares that will release (RSUs) or become exercisable (options or SARs) within 60 days following April 10, 2011) held by: (i) each person (or group of affiliated persons) which is known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) each of our directors (other than common stock equivalents held by directors that will be released upon termination of service); (iii) each Named Executive Officer; and (iv) all directors, Named Executive Officers and other current executive officers as a group. Unless otherwise indicated, the address for those listed below is c/o Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06902. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of Common Stock shown as beneficially owned by them. To the Company's knowledge, none of these shares has been pledged.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Owned
Michael J. Bingle (1)	4,104	*
Richard J. Bresser (1)	11,914	*
Karen E. Dykstra (1)	21,546	*
Russell P. Fradin (1)	15,498	*
Anne Sutherland Fuchs (1)	27,783	*
William O. Grabe (2)	108,148	*
Stephen G. Pagliuca (3)	134,028	*
James C. Smith (4)	1,023,326	1.1
Jeffrey W. Ubben (5)	7,112,013	7.3
Eugene A. Hall (6)	1,306,662	1.3
Christopher Lafond (7)	258,900	*
Lewis G. Schwartz (8)	78,021	*
Per Anders Waern	—	*
Dale Kutnick (9)	329,250	*
All current directors, Named Executive Officers and other executive officers as a group (21 persons) (10)	11,074,137	11.2
T. Rowe Price Associates, Inc. (11) 100 E. Pratt Street Baltimore, MD 21202	9,987,600	10.3
Baron Capital Group, Inc. (12) 767 Fifth Avenue, New York, NY 10153	9,466,441	9.7
Marathon Asset Management LLP (13) Upper St. Martin's Lane, London WC2H 9EA UK	7,992,048	8.2
ValueAct Capital Master Fund, L.P. (14) 435 Pacific Avenue, 4th floor, San Francisco, CA 94133	7,112,013	7.3
Blackrock, Inc. (15) 40 East 52nd Street New York, NY 10022	5,717,131	5.9
Royce & Associates, LLC 745 Fifth Avenue, New York, NY 10151	5,584,100	5.7
Morgan Stanley (16) 1585 Broadway, New York, NY 10036	4,906,150	5.0

* Less than 1%

(1) Includes 2,783 RSUs that will release on June 3, 2011 (the "2011 Director RSU Award").

(2) Includes 21,000 shares issuable upon the exercise of options and the 2011 Director RSU Award.

(3) Includes 10,000 shares held by a family trust as to which Mr. Pagliuca may be deemed a beneficial owner and the 2011 Director RSU Award.

(4) Includes the 2011 Director RSU Award, 50,000 shares held by members of Mr. Smith's immediate family and 211,900 shares held by a family foundation as to which Mr. Smith may be deemed a beneficial owner.

(5) Includes 22,000 shares issuable upon exercise of options. Also includes the shares owned by ValueAct Capital Master Fund, L.P. as to which Mr. Ubben may be deemed a beneficial owner. Mr. Ubben disclaims beneficial ownership in the ValueAct shares, except to the extent of his pecuniary interest therein.

(6) Includes 85,885 and 554,669 shares issuable upon the exercise of stock options and stock appreciation rights ("SARs"), respectively.

(7) Includes 178,865 shares issuable upon the exercise of SARs.

(8) Includes 60,084 shares issuable upon the exercise of SARs, respectively. Also includes 10 shares held by a member of Mr. Schwartz' immediate family as to which Mr. Schwartz may be deemed a beneficial owner.

(9) Includes 24,000 and 67,402 shares issuable upon the exercise of stock options and SARs, respectively. Also includes 10,000 shares held by a family foundation and 101,700 shares in an IRA account as to which Mr. Kutnick may be deemed a beneficial owner.

(10) Includes 22,873 RSUs that will release, and 201,885 and 1,202,115 shares issuable upon the exercise of stock options and SARs, respectively. Also includes the shares held by ValueAct Capital Master Fund L.P. See footnote 5.

(11) These shares are owned by various individual and institutional investors, including T. Rowe Price Mid-Cap Growth Fund, Inc. which owns 5,000,000 shares, representing 5.1% of the shares outstanding, for which T. Rowe Price Associates, Inc. ("Price Associates") serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be the beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(12) Includes shares beneficially owned by Baron Capital Group, Inc. ("BCG") and Ronald Baron; also includes 9,155,279 shares beneficially owned by BAMCO, Inc. and 311,162 shares beneficially owned by Baron Capital Management, Inc., subsidiaries of BCG.

(13) Includes shares beneficially owned by Marathon Asset Management LLP (an investment adviser) and by various control persons including M.A.M. Investments Ltd., Marathon Asset Management (Services) Ltd, William James Arah, Jeremy John Hosking and Neil Mark Ostrer, all of whom disclaim beneficial ownership of these shares.

(14) These shares are owned directly by ValueAct Capital Master Fund, L.P. (the "Fund") and may be deemed to be beneficially owned by (i) VA Partners I, LLC, the General Partner of the Fund, (ii) ValueAct Capital Management, L.P., the manager of the Fund, (iii) ValueAct Capital Management, LLC, the General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P., the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and the majority owner of the membership interests of VA Partners I, LLC and (v) ValueAct Holdings GP, LLC, the General Partner of ValueAct Holdings, L.P. Mr. Ubben is a member of the Management Board of ValueAct Holdings GP, LLC and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes shares held by Mr. Ubben. See footnote (5).

(15) Includes shares held by various subsidiaries of Blackrock, Inc.

(16) Includes shares beneficially owned, or deemed to be beneficially owned, by various operating units of Morgan Stanley and its subsidiaries and affiliates.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes of ownership with the SEC and to furnish us with copies of the reports they file. Based solely on our review of the reports received by us, or written representations from certain reporting persons, we believe that all reports were timely filed.

TRANSACTIONS WITH RELATED PERSONS

Gartner is a provider of comprehensive research coverage of the IT industry to approximately 11,600 client organizations, including approximately 400 Fortune 500 companies across 85 countries. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities in which one of our directors, executive officers or a greater than 5% owner of our stock, or immediate family member of any of them, may also be a director, executive officer, partner or investor, or have some other direct or indirect interest. We will refer to these transactions generally as related party transactions.

Our Governance Committee reviews all related party transactions to determine whether any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, has a material direct or indirect interest, or whether the independence from management of our directors may be compromised as a result of the relationship or transaction. Our Board Principles and Practices, which are posted on www.investor.gartner.com, require directors to disclose all actual or potential conflicts of interest regarding a matter being considered by the Board or any of its committees and to excuse themselves from that portion of the Board or committee meeting at which the matter is addressed to permit independent discussion. Additionally, the member with the conflict must abstain from voting on any such matter. The Governance Committee is charged with resolving any conflict of interest issues brought to its attention and has the power to request the Board to take appropriate action, up to and including requesting the involved director to resign. Our Audit Committee and/or Board of Directors reviews and approves all material related party transactions involving our directors in accordance with applicable provisions of Delaware law and with the advice of counsel, if deemed necessary.

The Company maintains a written conflicts of interest policy which is posted on our intranet and prohibits all Gartner employees, including our executive officers, from engaging in any personal, business or professional activity which conflicts with or appears to conflict with their employment responsibilities and from maintaining financial interests in entities that could create an appearance of impropriety in their dealings with the Company. Additionally, the policy prohibits all Gartner employees from entering into agreements on behalf of Gartner with any outside entity if the employee knows that the entity is a related party to a Gartner employee; i.e., that the contract would confer a financial benefit, either directly or indirectly, on a Gartner employee or his or her relatives. All potential conflicts of interest and related party transactions involving Gartner employees must be reported to, and pre-approved by, the General Counsel.

In 2010, there were no related party transactions in which any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, had or will have a direct or indirect material interest.

PROPOSAL TWO:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and the related rules of the SEC, we are including in this Proxy Statement a separate resolution subject to stockholder vote to approve the compensation of our Named Executive Officers. The stockholder vote on this resolution is advisory only; it will not be binding on the Compensation Committee, the Board or the Company, nor will it overrule any action taken with respect to executive compensation. However, the Compensation Committee and the Board will review the voting results and take them into consideration when making future executive compensation decisions.

The text of the resolution in respect of Proposal No. 2 is as follows:

> **"Resolved, that the compensation of Gartner's Named Executive Officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."**

In considering your vote, stockholders may wish to review with care the information on Gartner's compensation policies and decisions regarding the Named Executive Officers presented in the Compensation Discussion and Analysis (CD&A) on pages 17 to 24, as well as the information concerning company performance included in the Executive Summary on page 15 and highlights of our Compensation Practices on page 16.

In particular, stockholders should note that the Compensation Committee bases its executive compensation decisions on the following:

- the need to attract, motivate and retain highly talented, creative and entrepreneurial individuals in a highly competitive industry and market place;
- the need to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components which have led executives to deliver outstanding performance for the past several years;
- comparability to the practices of peers in our industry and other comparable companies generally based upon available benchmarking data; and
- the alignment of our executive compensation programs with stockholder value through heavily weighted performance- based compensation elements.

As noted in the Executive Summary on page 15, 2010 was a year of record achievement for Gartner despite lingering challenging economic conditions, largely as a result of the achievements of our executive leadership team. We achieved Contract Value, EBITDA and Revenue growth of 20%, 21% and 13%, respectively. Additionally, our Common Stock returned 84%, 89% and 157% on a one, three and five year basis, significantly out-performing the S&P 500 and NASDAQ indices for the corresponding periods. The Board believes that Gartner's executive compensation programs have a proven record of effectively driving superior levels of financial performance, alignment of pay with performance, high ethical standards and attraction and retention of highly talented executives.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" the foregoing resolution to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

PROPOSAL THREE:

ADVISORY VOTE ON THE FREQUENCY OF FUTURE STOCKHOLDER ADVISORY VOTES ON EXECUTIVE COMPENSATION

As further required by Section 14A of the Exchange Act, we are also including in this Proxy Statement a separate resolution subject to stockholder vote to advise whether future periodic advisory votes to approve the compensation of Gartner's named executive officers should occur once every one, two or three years. The stockholder vote on this proposal is advisory only; it will not be binding on the Compensation Committee, the Board or the Company. However, the Board will take the voting results into consideration when making a determination as to the frequency of future advisory votes, which it will disclose within 150 days following the Annual Meeting.

The text of the resolution in respect of Proposal No. 3 is as follows:

> **"RESOLVED, that the stockholders recommend, in an advisory vote, whether a stockholder advisory vote to approve the compensation of Gartner's named executive officers should occur every one, two or three years.**

The following information is provided for your consideration when evaluating the appropriate frequency for an advisory vote:

- Gartner's business and strategy have been orderly and consistent for several years.

- Gartner's executive compensation programs are heavily weighted toward long-term performance, with the actual payment of a large component of compensation occurring over a four-year time span.
- The design of Gartner's executive compensation program has not changed since 2006 in order to retain alignment of compensation with long-term performance objectives. The current annual short-term and long-term incentive plan designs have been in operation for more than five years. Gartner's current compensation programs are consistent with the longer-term view that the Compensation Committee takes with respect to the most important components of named executive officers' compensation.
- A longer period between votes would provide greater opportunity for stockholders and advisory services to evaluate the operation of Gartner's executive compensation programs, and would facilitate more meaningful dialogue with stockholders regarding the Company's executive compensation practices.
- The Board believes that Gartner's executive compensation programs have proven effective in generating enhanced stockholder value.

For all of these reasons, we believe that an advisory vote on executive compensation every three years is appropriate to provide our stockholders with a more comprehensive view of whether our named executive officers are achieving their objectives.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "THREE YEARS" with respect to how frequently an advisory stockholder vote to approve the compensation of our named executive officers should occur.

PROPOSAL FOUR:

APPROVAL OF THE 2011 EMPLOYEE STOCK PURCHASE PLAN

The stockholders are being asked to approve a new 2011 Employee Stock Purchase Plan (the "ESPP"). Our Board of Directors (the "Board") has adopted the ESPP, subject to approval from the stockholders at the Annual Meeting. Our current 2002 Employee Stock Purchase Plan (the "Existing ESPP") will expire in February 2012. If the stockholders approve the ESPP, it would replace the Existing ESPP as of the offering period beginning on September 1, 2011 and no further offerings would be granted under the Existing ESPP. The shares of Common Stock remaining available under the Existing ESPP will be transferred to the new ESPP; no new additional shares will be reserved for issuance under the ESPP. The Board has determined that it is in the best interests of the Company and its stockholders to have an employee stock purchase plan and is asking the Company's stockholders to approve the new ESPP.

PLAN SUMMARY

The following is a summary of the principal features of the ESPP and its operation. The summary is qualified in its entirety by reference to the ESPP as set forth in Appendix A.

Purpose of the Plan

The purpose of the ESPP is to provide all of our employees and all of the employees of our subsidiaries designated by our Board (collectively, "Participating Companies") with an opportunity to purchase our Common Stock through payroll deductions. The ESPP is intended to benefit both employees and stockholders. The ESPP gives employees the opportunity to purchase stock at a favorable price and we believe this will assist us in attracting, motivating and retaining valued employees. We believe that stockholders will benefit from the interest of the participating employees in our profitability and that we will benefit from the periodic investments of equity capital provided by ESPP participants.

Administration of the ESPP
The ESPP will be administered by the Board or a committee of the Board (in either case, the "Administrator"). The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to designate separate offerings under the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such procedures it deems necessary for the administration of the ESPP. Subject to the provisions of the ESPP, every finding, decision, and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

Shares Subject to the ESPP
The number of shares of our Common Stock which will be offered under the ESPP (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations and the like) shall be the number that remain unissued under the Existing ESPP after the purchase on August 31, 2011 (but in no event more than 1,417,755 shares).

Eligibility
Each employee (including executive officers) of Participating Companies on the first day of each Offering Period, will be eligible to participate in an offering under the ESPP, subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"), and subject to limitations on stock ownership set forth in the ESPP. Directors who are not employees are not eligible to participate in the ESPP. As of April 1, 2011, there were approximately 4,200 employees eligible to participate in the ESPP (including 12 executive officers).

Offering Periods
There are four Offering Periods each year, and each Offering Period under the ESPP extends for a period of three months. The Administrator may change the length of Offering Periods without stockholder approval. The first Offering Period will commence on September 1, 2011, if our stockholders approve the ESPP.

Participation in an Offering/Grant of Purchase Right
To participate in the ESPP, an eligible employee must complete paperwork signing up for the ESPP and authorizing payroll deductions of between 1% and 10% of that participant's compensation (regular salary, payment for overtime, shift premium, incentive compensation, bonuses and commissions). A participant may not purchase shares under the ESPP at a rate per calendar year in excess of $25,000 (based on the market price on the first day of an Offering Period). Once an employee becomes a participant in the ESPP, the employee will automatically participate in each successive Offering Period until the employee withdraws from the ESPP or the employee's employment terminates. At the beginning of each Offering Period, each participant is granted a purchase right to purchase shares of our Common Stock. The purchase right is exercised automatically at the end of each Offering Period to the extent of the payroll deductions accumulated during the Offering Period.

Purchase Price
The purchase price for the stock purchased under the ESPP is 95% of the fair market value of our Common Stock on the last day of the Offering Period. Generally, the fair market value of our Common Stock on a given date is the closing price of our Common Stock as reported by the NYSE. On April 1, 2011, the price of our Common Stock was $42.10. The Administrator may, in its discretion, later determine that the purchase price will equal a difference percentage of fair market value. However, in no event shall the purchase price be less than 85% of the lower of (i) the closing price on the first day of the Offering Period, or (ii) the closing price on the last day of the Offering Period.

Shares Purchased
The number of shares of our Common Stock a participant purchases in an Offering Period is determined by dividing the amount of payroll deductions withheld from the participant's compensation during that Offering Period by the purchase price. Only whole shares may be purchased. Any payroll deductions not applied to the purchase of shares generally will be applied to the purchase of shares in subsequent Offering Periods.

Termination of Employment
Termination of a participant's employment for any reason, including retirement or death, or the failure of the participant to remain continuously employed for at least 20 hours per week during the applicable Offering Period, cancels his or her purchase right and participation in the ESPP. Upon cancellation, the payroll deductions credited to the participant's account will be returned or, in the case of death, given to the persons entitled to the sums as provided in the ESPP, in each case without interest.

Withdrawal
A participant may withdraw from an Offering Period at any time without affecting his or her eligibility to participate in future Offering Periods. If a participant withdraws from a particular Offering Period, that participant may not participate again in the same Offering Period.

Changes in Capitalization
If any change is made in our capitalization during an Offering Period, such as a stock split, stock combination or stock dividend, which results in an increase or decrease in the number of shares of our Common Stock outstanding without receipt of consideration by us, appropriate adjustment will be made in the purchase price and in the number of shares subject to purchase rights under the ESPP.

Dissolution or Liquidation
In the event of dissolution or liquidation, the offering period will be shortened by setting a new purchase date and will terminate immediately prior to the completion of the dissolution or liquidation, unless provided otherwise by the Administrator. The new purchase date will be prior to the dissolution or liquidation.

Merger or Asset Sale
In the event of a merger or asset sale (as defined in the ESPP), then the surviving corporation or its parent or subsidiary may assume outstanding rights under the ESPP or substitute similar rights. If no surviving corporation assumes outstanding rights or substitutes similar rights, the Administrator will shorten the offering with respect to which such right relates by setting a new purchase date on which such offering will end. The new purchase date will be prior to the transaction. If the Administrator shortens any offering periods then in progress, the Administrator will notify each participant in writing or electronically prior to the date of the merger or Change in Control, that the purchase date has been changed to the new purchase date and that the right will be exercised automatically on the new purchase date, unless the participant has already withdrawn from the offering.

Amendment and Termination of the ESPP
The Administrator may terminate or amend the ESPP at any time and for any reason, except that the Administrator may not (i) increase the number of shares of our Common Stock available for sale under the ESPP or (ii) materially modify the eligibility for participation in the ESPP without the approval of our stockholders. The ESPP will continue in effect for a term of ten years and, unless terminated sooner, automatically terminate on September 1, 2021. Termination of the ESPP will not affect purchase rights previously granted, except in the case of an acquisition of us.

Federal Income Tax Consequences
The following brief summary of the effect of U.S. federal income taxation upon the participant and the Company with respect to the shares purchased under the ESPP does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than 2 years from the first day of the applicable offering and 1 year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. The Company generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE ESPP. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

PARTICIPATION IN PLAN BENEFITS

Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions or other contributions. Accordingly, future purchases under the ESPP are not determinable. Non-employee directors are not eligible to participate in the ESPP. As of April 1, 2011, the closing price of our Common Stock was $42.10 per share. For illustrative purposes, the following table sets forth (i) the number of shares of Common Stock that were purchased during 2010 under the Existing ESPP, and (ii) the weighted average price per share paid for such shares.

Name of Individual or Group	Number of Shares Purchased (#)	Weighted Average Per Share Purchase Price ($)
Eugene A. Hall.	925	25.61
Christopher J. Lafond.	267	24.45
Lewis G. Schwartz	194	30.56
Per Anders Waern	—	—
Dale Kutnick	—	—
All executive officers, as a group	2,240	25.97
All directors who are not executive officers, as a group	—	—
All employees who are not executive officers, as a group	304,874	25.44

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" approval of the 2011 Employee Stock Purchase Plan.

PROPOSAL FIVE:

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected KPMG LLP to serve as the Company's independent auditors for the 2011 fiscal year. Additional information concerning the Audit Committee and its activities with KPMG can be found in the "Audit Committee Report" and the "Principal Accountant Fees and Services" below.

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. Ratification by the stockholders of the selection of KPMG is not required by law, the Company's bylaws or otherwise. However, the Board of Directors is submitting the selection of KPMG for stockholder ratification to ascertain stockholders' views on the matter. Representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and to make a statement if they desire to do so.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2010, KPMG performed recurring audit services, including the examination of our annual financial statements, limited reviews of quarterly financial information, certain statutory audits and tax services for the Company. The aggregate fees billed for professional services by KPMG in 2009 and 2010 for various services performed by them were as follows:

Types of Fees	2009	2010
Audit Fees	$2,361,000	$2,187,000
Audit-Related Fees	—	—
Tax Fees	228,000	364,000
All Other Fees	—	—
Total Fees	$2,589,000	$2,551,000

Audit Fees. Audit fees billed for 2009 and 2010 relate to professional services rendered by KPMG for the audit of the Company's annual consolidated financial statements contained in the Company's Annual Report on Form 10-K, the review of its quarterly financial statements contained in the Company's Quarterly Reports on Form 10-Q, as well as work performed in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees relate to professional services rendered by KPMG primarily for audit support services. KPMG provided no services in this category in 2009 and 2010.

Tax Fees. Tax fees billed for 2009 and 2010 relate to professional services rendered by KPMG for permissible tax compliance in foreign locations, tax advice, tax planning and tax audits.

All Other Fees. This category of fees covers all fees for any permissible service not included in the above categories. KPMG provided no services in this category in 2009 and 2010.

Pre-Approval Policies. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG and management report periodically to the Audit Committee regarding the services provided by KPMG in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In the case of permissible tax services, the Audit Committee has approved overall fee amounts for specific types of permissible services (i.e., tax compliance, tax planning and tax audit support) to allow management to engage KPMG expeditiously as needed as projects arise. All services rendered in 2010 were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

Pursuant to its responsibilities as set forth in the Audit Committee Charter, the Audit Committee has reviewed and discussed with management and with KPMG Gartner's audited consolidated financial statements for the year ended December 31, 2010. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. The Audit Committee has received the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG that firm's independence.

Based on the review and discussions noted above, as well as discussions regarding Gartner's internal control over financial reporting and discussions with Gartner's Internal Audit function, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2010 be included in Gartner's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors

Richard J. Bressler
Karen E. Dykstra
James C. Smith

April 18, 2011

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" ratification of the selection of KPMG LLP as the Company's independent auditors for fiscal 2011.

MISCELLANEOUS

STOCKHOLDER COMMUNICATIONS

Stockholders and other interested parties may communicate with any of our directors by writing to them c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. 10212, Stamford, CT 06904-2212. All communications other than those which on their face are suspicious, inappropriate or illegible will be delivered to the director to whom they are addressed.

AVAILABLE INFORMATION

Our website address is ***www.gartner.com.*** The investor relations section of our website is located at ***www.investor.gartner.com*** and contains, under the "Corporate Governance" link, current electronic printable copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Conduct, which applies to all Gartner officers, directors and employees, (iii) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (iv) charters for each of the Board's standing committees: Audit, Compensation and Governance. This information is also available in print to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR OUR 2012 ANNUAL MEETING

If you want to make a proposal for consideration at next year's Annual Meeting and have it included in our proxy materials for that meeting, we must receive your proposal by December 21, 2011, it must comply with the requirements of Exchange Act Rule 14a-8 and it must be directed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

If you want to make a proposal for consideration at next year's Annual Meeting without having it included in our proxy materials, we must receive your proposal at least 90 days prior to the 2012 Annual Meeting. The proposal must contain: your name and address; the nature of the business to be proposed; a representation that you are a stockholder of record entitled to vote and, if applicable, that you intend to appear in person to introduce the business specified in the notice; a description of all arrangements or understandings between you and any person you intend to nominate for election; any other information regarding your proposal that would be required to be included in a proxy statement under the rules of the SEC had your proposal been made by management; and, if applicable, the consent of each person you intend to nominate to serve as a director. The Company's bylaws provide that if we give less than 100 days' notice of the 2012 Annual Meeting, we must receive your proposal within ten days after we give the notice. If we do not receive your proposal by the appropriate deadline, then it may not be brought before the 2012 Annual Meeting. Proposals should be addressed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212.

ANNUAL REPORT

A copy of our Annual Report on Form 10-K for the year ended December 31, 2010 (the "2010 10-K") has been filed with the Securities and Exchange Commission and is available at ***www.sec.gov.*** You may also obtain a copy at ***www.investor.gartner.com.*** A copy of the 2010 10-K is also contained in our 2010 Annual Report to Stockholders, which accompanies this Proxy Statement. A copy of the 2010 10-K will be mailed to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

OTHER BUSINESS

Management does not intend to present any other items of business and is not aware of any matters other than those set forth in this Proxy Statement that will be presented for action at the 2010 Annual Meeting of Stockholders. However, if any other matters properly come before the 2010 Annual Meeting, the persons designated by the Company as proxies may vote the shares of Common Stock they represent in their discretion.

By Order of the Board of Directors



Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 18, 2011

APPENDIX A

GARTNER, INC.

2011 EMPLOYEE STOCK PURCHASE PLAN

Effective as of September 1, 2011

The following constitute the provisions of the 2011 Employee Stock Purchase Plan of Gartner, Inc.

1. PURPOSE.

The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended, although the Company makes no undertaking or representation to maintain such qualification. The provisions of the Plan shall be construed in furtherance of qualifying the Plan under Section 423 of the Code. The Plan shall be effective for the Offering Period beginning on September 1, 2011 subject to the affirmative vote of the holders of a majority of the shares of Common Stock that are present in person or by proxy and entitled to vote at the 2011 Annual Meeting of Stockholders of the Company.

2. DEFINITIONS.

(a) "Administrator" shall mean the Board or the committee of the Board appointed to administer the plan pursuant to Section 13 hereof.

(b) "Board" shall mean the Board of Directors of the Company.

(c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(d) "Common Stock" shall mean the common stock, par value $.0005, of the Company.

(e) "Company" shall mean Gartner, Inc.

(f) "Compensation" shall mean all base straight time gross earnings, payments for overtime, shift premium, incentive compensation, incentive payments, bonuses, and commissions, but shall exclude all other forms of remuneration (including non-cash remuneration). The Administrator, in its discretion, may (on a uniform and nondiscriminatory basis or as otherwise permitted by Treasury Regulation Section 1.432-2(f)) establish a different definition of Compensation for all options to be granted for any Offering that has not yet commenced.

(g) "Designated Subsidiaries" shall mean the Subsidiaries that have been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(h) "Employee" shall mean any individual who is an employee of the Company for purposes of tax withholding under the Code or an employee of a Designated Subsidiary outside the United States. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the date three months and one day from the start of such leave.

(i) "Enrollment Date" shall mean the first day of each Offering Period.

(j) "Exercise Date" shall mean the last day of each Offering Period.

(k) "Fair Market Value" means the closing per share selling price for Shares on the New York Stock Exchange on the relevant date, or if there were no sales on such date, the closing sales price on the immediately preceding trading date, in either case as reported by The Wall Street Journal or such other source selected in the discretion of the Administrator (or its delegate). Notwithstanding the preceding, for federal, state, and local income tax reporting purposes, fair market value shall be determined by the Administrator (or its delegate) in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(l) "Offering" means an offer under this Plan of an option that may be exercised during the period described in Section 4. For purposes of the Plan, all eligible Employees will be deemed to participate in the same Offering unless the Administrator otherwise determines that eligible Employees of one or more Designated Subsidiaries will be deemed to participate in separate Offerings, in which case the Offerings will be considered separate even if the dates of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treasury Regulation Section 1.423-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and the Offering together satisfy Treasury Regulation Sections 1.423-2(a)(2) and (a)(3).

(m) "Offering Period" shall mean, a period of approximately three (3) months, commencing on the first Trading Day on or after March 1, June 1, September 1 and December 1 and terminating on the last Trading Day in the period ending the following May 31, August 31, November 30 and January 31, respectively, during which options granted pursuant to the Plan may be exercised. The duration, commencement and termination of Offering Periods may be changed by the Administrator pursuant to Section 4 of the Plan.

(n) "Participant" shall mean an Employee who elects to participate in the Plan for the applicable Offering Period.

(o) "Plan" shall mean this 2011 Employee Stock Purchase Plan, as amended from time to time.

(p) "Purchase Price" shall mean an amount equal to ninety-five (95%) of the Fair Market Value of a share of Common Stock on the Exercise Date. For any Offering that has not yet commenced, the Administrator, in its discretion and on a uniform and nondiscriminatory basis or as otherwise permitted by Treasury Regulation Section 1.423-2, may determine that the Purchase Price will equal a different percentage of Fair Market Value. However, in no event shall the Purchase Price be less than eighty-five percent (85%) of the lower of:

   (a) the closing price per share of Common Stock on the New York Stock Exchange on the applicable Enrollment Date; or

   (b) the closing price per share of Common Stock on the New York Stock Exchange on the applicable Exercise Date.

(q) "Reserves" shall mean the number of shares of Common Stock covered by each option under the Plan that have not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under option.

(r) "Subsidiary" shall mean any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(s) "Trading Day" shall mean a day on which the New York Stock Exchange is open for trading.

(t) "Treasury Regulations" means the Treasury regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. ELIGIBILITY.

(a) Any Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date shall be eligible to participate in the Plan, except as otherwise provided in this Section 3 of the Plan.

(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) to the extent, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary, or (ii) to the extent his or her rights to purchase stock under all employee stock purchase plans of the Company and its subsidiaries to accrue at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time, as same shall automatically be adjusted if this dollar amount set forth in the Code is adjusted.

(c) The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine, on a uniform and nondiscriminatory basis or as otherwise permitted by Treasury Regulation Section 1.423-2, that an Employee shall not be an eligible Employee if he or she: (i) has not completed a required length of service with the Company, if any, as such length may be determined by the Administrator in its discretion (such length of required service not to exceed two (2) years), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) is a highly compensated employee under Section 414(q) of the Code, (v) is a highly compensated employee under Section 414(q) of the Code with compensation above a certain level or who is an officer or subject to the disclosure requirements of Section 16(a) of the 1934 Act, provided any exclusion be applied with respect to an individual Offering in a manner complying with Treasury Regulation Section 1.423-2(e)(2)(ii). Further, and notwithstanding the foregoing, Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from the Plan or an Offering if the participation of such Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code.

4. OFFERING PERIODS.

The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day on or after March 1, June 1, September 1 and December 1 each year. The Administrator, in its discretion, shall have the power: (i) to change the duration, commencement and termination of each Offering Period if such change is announced prior to the scheduled beginning of the Offering Period, and (ii) to implement overlapping Offering Periods. Notwithstanding any contrary provision of the Plan, no Offering Period under the Plan shall have a duration longer than twenty-seven (27) months.

5. PARTICIPATION.

(a) An eligible Employee may become a Participant in the Plan for an Offering by, prior to the applicable Enrollment Date, completing a subscription agreement in such form and manner as the Company may specify from time to time.

(b) Payroll deductions for a Participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10 hereof.

6. PAYROLL DEDUCTIONS.

(a) At the time a Participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in an amount not less than one percent (1%) and not exceeding ten percent (10%) (or such greater or lesser percentage or dollar amount that the Administrator may establish from time to time, in its discretion and on a uniform and nondiscriminatory basis or as otherwise permitted by Treasury Regulation Section 1.423-2) of the Compensation that he or she receives on each pay day during the Offering Period. If permitted by the Administrator, a Participant instead may elect to have a specific amount withheld or to contribute a specific amount, in dollars or in the applicable local currency, subject to such uniform and nondiscriminatory rules (or as otherwise permitted by Treasury Regulation Section 1.423-2) as the Administrator in its discretion may specify.

(b) All payroll deductions made for a Participant shall be credited to his or her account under the Plan and will be withheld in whole percentages only.

(c) A Participant may discontinue his or her participation in the Plan as provided in Section 10 hereof, or may increase or decrease the rate of his or her payroll deductions during the Offering Period by completing or filing with the Company a new subscription agreement authorizing a change in payroll deduction rate. A Participant may not change his or her payroll deduction rate, either by increasing or decreasing such rate, more than once during an Offering Period. The Administrator may, in its discretion, adjust the number of participation rate changes permitted during any Offering Period. The change in rate shall be effective with the first full payroll period following ten (10) business days after the Company's receipt of the new subscription agreement unless the Company elects to process a given change in participation more quickly. A Participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code as the same may be amended and Section 3(b) hereof, a Participant's payroll deductions may be decreased to 0% at such time during any Offering Period which is scheduled to end during the current calendar year (the "Current Period") that the aggregate of all payroll deductions that were previously used to purchase stock under the Plan in a prior Offering Period which ended during that calendar year plus all payroll deductions accumulated with respect to the Current Period equal $23,750, as the same shall automatically be adjusted if the dollar amount set forth in the Code is adjusted. Payroll deductions shall recommence at the rate provided in such Participant's subscription agreement at the beginning of the first Offering Period that is scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10 hereof.

7. GRANT OF OPTION.

On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date of such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price; provided that in no event shall an Employee be permitted to purchase during each Offering Period more than a number of shares determined by dividing $25,000 by the number of Offering Periods per year, as the same shall be automatically adjusted upon any adjustments in the dollar amount set forth in the Code, by the Fair Market Value of a share of Common Stock on the Enrollment Date, and provided further that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the Participant has withdrawn pursuant to Section 10 hereof, and shall expire on the last day of the Offering Period.

8. EXERCISE OF OPTION.

Unless a Participant withdraws from the Plan as provided in Section 10 hereof, his or her option for the purchase of shares will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option shall be purchased for such Participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased; any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a full share shall be retained in the Participant's account for the subsequent Offering Period, subject to earlier withdrawal by the Participant as provided in Section 10 hereof. Any other monies left over in a Participant's account after the Exercise Date shall be returned to the Participant. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

9. DELIVERY.

As promptly as practicable after each Exercise Date on which a purchase of shares occurs, the Company shall have the shares purchased upon the exercise of the option listed in street name with a brokerage company of the Company's choice (the "Broker of Deposit").

10. WITHDRAWAL; TERMINATION OF EMPLOYMENT.

(a) A Participant may withdraw all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time prior to the end of the month preceding the last month of the Offering Period by giving written notice to the Company in the form maintained by the Company from time to time. All of the Participant's payroll deductions credited to his or her account will be paid to such Participant promptly after receipt of notice of withdrawal without interest and such Participant's option for the Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period unless the Participant delivers to the Company a new subscription agreement. A Participant may not make a partial withdrawal of payroll deductions.

(b) Upon a Participant's ceasing to be an Employee (as defined in Section 2(h) hereof), for any reason, he or she will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such Participant's account during the Offering Period but not yet used to exercise the option will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 14 hereof, and such Participant's option will be automatically terminated.

11. INTEREST.

No interest shall accrue on the payroll deductions of a participant in the Plan, except as may be required by applicable law, as determined by the Company, and if so required by the laws of a particular jurisdiction, shall apply to all participants in the relevant Offering except to the extent otherwise permitted by Section 1.423-2(f) of the Treasury Regulations.

12. STOCK.

(a) The maximum number of shares of Common Stock that shall be made available for sale under the Plan shall be the number that remain unissued under the Company's 2002 Employee Stock Purchase Plan immediately after the purchase on August 31, 2011 (but in no event more than 1,417,755 shares), subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof. If on a given Exercise Date the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

(b) The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised.

(c) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse as specified in the Participant's subscription agreement.

13. ADMINISTRATION.

(a) Administrative Body. The Plan shall be administered by the Board or a committee of members of the Board appointed by the Board. The Administrator shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Administrator shall, to the full extent permitted by law, be final and binding upon all parties.

(b) Powers of Administrator. The Administrator shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation in accordance with its terms, including, but not by way of limitation, the following discretionary powers:

(1) To interpret and determine the meaning and validity of the provisions of the Plan and the options and to determine any question arising under, or in connection with, the administration, operation or validity of the Plan or the options;

(2) To determine the form and manner for Participants to make elections under the Plan;

(3) To determine, subject to the terms of the Plan, the terms and conditions of each option, Offering and Offering Period under the Plan;

(4) To determine any and all considerations affecting the eligibility of any Employee to become a Participant or to remain a Participant in the Plan;

(5) To cause an account or accounts to be maintained for each Participant and establish rules for the crediting of contributions and/or shares to the account(s);

(6) To determine the time or times when, and the number of shares for which, options shall be granted;

(7) To establish and revise an accounting method or formula for the Plan;

(8) To designate a custodian or broker to receive shares purchased under the Plan and to determine the manner and form in which shares are to be delivered to the designated custodian or broker;

(9) To determine the status and rights of Participants and their Beneficiaries or estates;

(10) To employ such brokers, counsel, agents and advisers, and to obtain such broker, legal, clerical and other services, as it may deem necessary or appropriate in carrying out the provisions of the Plan;

(11) To establish, from time to time, rules for the performance of its powers and duties and for the administration of the Plan;

(12) To adopt such procedures and subplans (which need not qualify under Section 423 of the Code) as are necessary or appropriate to permit participation in the Plan by employees who are foreign nationals or employed outside of the United States;

(13) To determine that, to the extent permitted by Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) will be less favorable than the terms of options granted under the Plan or the same Offering to Employees resident in the United States;

(14) To designate separate Offerings for the Employees of one or more Designated Subsidiaries, in which case the Offerings will be considered separate even if the dates of each such Offering are identical and the provisions of the Plan will separately apply to each Offering; and

(15) To delegate to any one or more of its members or to any other person including, but not limited to, employees of the Company and any Designated Subsidiary, severally or jointly, the authority to perform for and on behalf of the Administrator one or more of the functions of the Administrator under the Plan.

14. DESIGNATION OF BENEFICIARY.

(a) A Participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) The Participant may change such designation of beneficiary at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

15. TRANSFERABILITY.

Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

16. USE OF FUNDS.

The Company (or Designated Subsidiary) may use all payroll deductions received or held by the Company or any Designated Subsidiary under the Plan for any corporate purpose, and the Company (or Designated Subsidiary) shall not be obligated to segregate such payroll deductions, except as otherwise required by law.

17. REPORTS.

Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Employees at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the Reserves as well as the price per share of Common Stock covered by each option under the Plan which has not yet been exercised shall be proportionately adjusted for any change in the Common Stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration". Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board.

(c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each option under the Plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the Offering Period(s) then in progress by setting a new Exercise Date (the "New Exercise Date") or to cancel each outstanding right to purchase and refund all sums collected from Participants during the Offering Period(s) then in progress. If the Board shortens the Offering Period(s) then in progress in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify each Participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for his or her option has been changed to the New Exercise Date and that his or her option will be exercised automatically on the New Exercise Date, unless prior to such date he or she has withdrawn from the Offering Period(s) as provided in Section 10 hereof. For purposes of this paragraph, an option granted under the Plan shall be deemed to be assumed if, following the sale of assets or merger, the option confers the right to purchase, for each share of option stock subject to the option immediately prior to the sale of assets or merger, the consideration (whether stock, cash or other securities or property) received in the sale of assets or merger by holders of Common Stock for each share of Common Stock held on the effective date of the transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if such consideration received in the sale of assets or merger was not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Board may, with the consent of the successor corporation and the Participant, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock upon the sale of assets or merger.

The Board may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per share of Common Stock covered by each outstanding option, in the event the Company effects one or more reorganizations, recapitalization, rights offerings or other increases or reductions of shares of its outstanding Common Stock, and in the event of the Company being consolidated with or merged into any other corporation.

19. AMENDMENT OR TERMINATION.

(a) The Board may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board on any Exercise Date if the Board determines that the termination of the Plan is in the best interests of the Company and its stockholders. Except as provided in Section 18 hereof, no amendment may make any change in any option theretofore granted which adversely affects the rights of any Participant. To the extent necessary to comply with Rule 16b-3 or Section 423 of the Code (or any successor rule or provision or any other applicable law or regulation), or the Listing Standards, the Company shall obtain stockholder approval in such a manner and to such a degree as required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been "adversely affected," the Administrator shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, designate separate Offerings, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common

Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

20. NOTICES.

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. CONDITIONS UPON ISSUANCE OF SHARES.

(a) Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

(c) At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company may, but shall not be obligated to, withhold from the Participant's Compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Employee. Further, the Company or its Designated Subsidiaries may satisfy its withholding obligations, if any, through any of the means set forth in the applicable subscription agreement to the extent permitted by Section 1.423-2(f) of the Treasury Regulations of the Code.

22. TERM OF PLAN.

The Plan shall continue in effect for a term of ten (10) years from its original effective date of September 1, 2011 unless sooner terminated under Section 19 hereof.

23. ADDITIONAL RESTRICTIONS OF RULE 16b-3.

The terms and conditions of options granted hereunder to, and the purchase of shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

24. RULES FOR FOREIGN JURISDICTIONS.

(a) The Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate differences in local law, tax policy or custom. Without limiting the generality of the foregoing, rules and procedures may be adopted regarding handling of payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates that vary depending on location.

(b) The Administrator may approve such supplements to, or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom, without affecting the terms of this Plan as in effect for any other purpose, (including supplements, amendments, restatements and alternative versions designed to be outside the scope of Section 423 of the Code), provided that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the terms of this Plan, as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

2010 Annual Report on Form 10-K

Gartner.

Gartner. SYMPOSIUM ITXPO 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-14443

GARTNER, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3099750**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 10212 **56 Top Gallant Road** **Stamford, CT**	**06902-7700**
(Address of principal executive offices)	(Zip Code)

(203) 316-1111
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0005 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1,679,003,400 based on the closing sale price as reported on the New York Stock Exchange.

The number of shares outstanding of the registrant's common stock was 95,993,389 as of January 31, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held June 2, 2011 (Proxy Statement)	Part III

GARTNER, INC.
2010 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner, Inc. (NYSE: IT) is the world's leading information technology research and advisory company. We deliver the technology-related insight necessary for our clients to make the right decisions, every day. From CIOs and senior IT leaders in corporations and government agencies, to business leaders in high-tech and telecom enterprises and professional services firms, to technology investors, we are the valuable partner to over 60,000 clients in 11,601 distinct organizations. Through the resources of Gartner Research, Gartner Executive Programs, Gartner Consulting and Gartner Events, we work with every client to research, analyze and interpret the business of IT within the context of their individual role. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, U.S.A., and as of December 31, 2010, we had 4,461 associates, including 1,249 research analysts and consultants, and clients in 85 countries.

The foundation for all Gartner products and services is our independent research on IT issues. The findings from this research are delivered through our three customer segments — Research, Consulting and Events:

- **Research** provides insight for CIOs, IT professionals, technology companies and the investment community through reports and briefings, access to our analysts, as well as peer networking services and membership programs designed specifically for CIOs and other senior executives.
- **Consulting** consists primarily of consulting, measurement engagements and strategic advisory services (paid one-day analyst engagements) ("SAS"), which provide assessments of cost, performance, efficiency and quality focused on the IT industry.
- **Events** consists of various symposia, conferences and exhibitions focused on the IT industry.

For more information regarding Gartner and our products and services, visit www.gartner.com.

References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its subsidiaries.

MARKET OVERVIEW

Information technology is critical to the operational and financial success of all business enterprises and other organizations, as well as government and government agencies. Once a support function, IT is now viewed as a strategic component of growth and operating performance. Accordingly, it has become imperative for executives and IT professionals to invest in IT and manage their IT spending and purchasing decisions efficiently and effectively.

As the cost of IT solutions continue to rise, executives and technology professionals have realized the importance of making well-informed decisions and increasingly seek to maximize their returns on IT capital investments. As a result, any IT investment decision in an enterprise is subject to increased financial scrutiny, especially in the current challenging economic climate. In addition, today's IT marketplace is dynamic and complex. Technology providers continually introduce new products with a wide variety of standards and features that are prone to shorter life cycles. Users of technology — a group that encompasses nearly all organizations — must keep abreast of new developments in technology to ensure that their IT systems are reliable, efficient and meet both their current and future needs.

Given the critical nature of technology decision making and spending, business enterprises, organizations, and governments and their agencies frequently turn to outside experts for guidance in IT procurement, implementation and operations in order to maximize the value of their IT investments. Accordingly, it is critical that CIOs and other executives and personnel within an IT organization obtain value-added, independent and objective research and analysis of the IT market to assist them in these IT-related decisions.

OUR SOLUTION

We provide high-quality, independent and objective research and analysis of the IT industry. Through our entire product portfolio, our global research team provides thought leadership and insight about technology acquisition and deployment to CIOs, executives and other technology leaders and professionals.

We employ a diversified business model that utilizes and leverages the breadth and depth of our intellectual capital. The foundation of our business model is our ability to create and distribute our proprietary research content as broadly as possible via published reports and briefings, consulting and advisory services, and hosting symposia, conferences and exhibitions.

With a base of 776 research analysts, we create timely and relevant technology-related research. In addition, we have 473 experienced consultants who combine our objective, independent research with a practical, business perspective focused on the IT industry. Our events are among the world's largest of their kind, gathering highly qualified audiences of CIOs, senior business executives, IT professionals and purchasers and providers of IT products and services.

PRODUCTS AND SERVICES

Our diversified business model provides multiple entry points and synergies that facilitate increased client spending on our research, consulting services and events. A critical part of our long-term strategy is to increase business volume with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and analysis. We also seek to extend the Gartner brand name to develop new client relationships, and augment our sales capacity and expand into new markets around the world. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services.

Our principal products and services are delivered via our Research, Consulting and Events segments:

- **RESEARCH.** The Gartner global research product is the fundamental building block for all Gartner services and covers all IT markets, topics and industries. We combine our proprietary research methodologies with extensive industry and academic relationships to create Gartner solutions. Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. Our research analysts are in regular contact with both technology providers and technology users, enabling them to identify the most pertinent topics in the IT marketplace and develop relevant product enhancements to meet the evolving needs of users of our research. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's desktop via our website and/or product-specific portals.

  Our research analysts provide in-depth analysis on all aspects of technology, including hardware; software and systems; services; IT management; market data and forecasts; and vertical industry issues. Clients typically sign contracts that provide access to our research content for individual users over a defined period of time, which is typically one year. Despite improving but still fragile global economic conditions, in 2010 we maintained strong research client retention, with 83% of user organizations renewing their contracts, as well as 98% wallet retention, a measure of the dollar amount of contract value we have retained with clients over the prior year.

  There are various products and services through which our clients can take advantage of the insight gained through our rigorous research processes and proprietary methodologies:

  Gartner Executive Programs is an exclusive organization combining the shared intelligence of the largest IT executive community in the world with customized access to Gartner insight and resources. An Executive Program membership leverages the knowledge and expertise of Gartner in ways that are specific to the CIO's needs, and offers role-based offerings and member-only communities for peer-based collaboration. It enables CIOs, senior IT executives and other business executives to become more effective in their enterprises, grow their enterprises, fuel competitive advantage and operate more efficiently. Our Enterprise IT Leaders product provides a personalized service consisting of Gartner research, peer-interaction and networking to help senior leaders save time and money, mitigate risk and exploit new opportunities. This service provides CIO direct reports with the combined value of role-specific insights from Gartner analysts, practical advice from an exclusive community of peers, and expert coaching from a leadership partner. Approximately 4,000 CIOs and senior IT executives are members of Gartner Executive Programs.

Gartner for IT Leaders currently provides eight role-based research offerings to assist end-user IT leaders with effective decision making. These products align a client's specific job-related challenges with appropriate Gartner analysts and insight, and connect IT leaders to IT peers who share common business and technology issues. Gartner for IT Leaders is an indispensable strategic resource, delivering timely, reliable insight to guide decisions and get the most from highest-priority initiatives.

Gartner for Business Leaders provides a series of role-based research offerings for business leaders in the technology and communications industry-including sales professionals, product and marketing management, competitive intelligence leaders and analyst relations professionals-to achieve a higher level of success.

Gartner Industry Advisory Services address technology issues and topics with a focus on their impact on specific vertical industries. This service is for CIOs, CTOs, and other senior IT executives.

AMR Supply Chain Leaders delivers objective, actionable insight and best practices around key supply chain initiatives to help supply chain operations professionals build, manage and transform their global supply chains-maximizing productivity, minimizing risks and driving revenue and competitive advantage. We also offer sector-specific supply chain guidance for eight industries, including aerospace, automotive, consumer products, chemical and process manufacturing, healthcare and life sciences, high-tech manufacturing, industrial manufacturing, and retail.

AMR Enterprise Supply Chain Leaders provides senior supply chain executives (in large, complex enterprises with revenues of $1 billion or more) with the same in-depth insight and best practice research as Gartner for Supply Chain Leaders, plus ongoing expert coaching from a trusted advisor and the ability to confer, collaborate and compare notes with a vibrant community of experienced peers.

Burton IT1 provides technical architects, systems analysts and engineers with the in-depth technical research, actionable insight and technical guidance to accelerate project timelines, mitigate execution risks and reduce IT spend.

Gartner Invest delivers technology research and analysis to buy-side, venture capital and private equity investors to support the activities of investors interested in technology. Content is built around a base of published qualitative and quantitative Gartner research that captures both the supply- and demand-side perspectives of IT, and contains unique Invest content.

- **CONSULTING.** Gartner's consultants bring together our unique Research insight, Benchmarking data, problem-solving methodologies and hands on experience to improve the return on our client's IT investment. Our consultants provide fact-based consulting services to help our clients use and manage IT to enable business performance. We seek to accomplish three major outcomes for our clients: applying IT to drive improvements in business performance; creating sustainable IT efficiency that ensures a constant return on IT investments; and strengthening the IT organization and operations to ensure high-value services to the client's lines of business and to enable the client to adapt to business changes.

We deliver our consulting solutions by capitalizing on Gartner assets that are invaluable to IT decision making, including: (1) our extensive research, which ensures that our consulting analyses and advice are based on a deep understanding of the IT environment and the business of IT; (2) our market independence, which keeps our consultants focused on our client's success; and (3) our market-leading benchmarking capabilities, which provide relevant comparisons and best practices to assess and improve performance.

Gartner Consulting provides solutions aimed at IT roles and IT initiatives in various industries. We provide consulting engagements to CIO's and IT executives, and to those professionals responsible for IT applications, enterprise architecture, go-to-market strategies, infrastructure and operations, programs and portfolio management and sourcing and vendor relationships, that are relevant to the role played by the client within the organization. We also provide targeted consulting services to professionals in the banking and investment services, education, energy and utilities, government, healthcare providers and high tech and telecom providers that utilize our in-depth knowledge of the demands of each industry. Finally, we provide actionable solutions for IT Cost Optimization, Technology Modernization and IT Sourcing Optimization initiatives.

- **EVENTS.** Gartner symposia and conferences are gatherings of technology's most senior IT professionals, business strategists and practitioners. Symposia and conferences give clients live access to insights developed from our latest proprietary research in a concentrated way. Informative sessions led by Gartner analysts are augmented with technology showcases, peer exchange, analyst one-on-one meetings, workshops and keynotes by technology's top leaders. Symposia and conferences, which are not limited to Gartner research clients, also provide participants with an opportunity to interact with business executives from the world's leading technology companies. In 2010, we held 56 Gartner events throughout the world that attracted over 37,000 attendees.

  Gartner conferences attract high-level IT and business professionals who seek in-depth knowledge about technology products and services. Gartner Symposia are large, strategic conferences held in various locations throughout the world for senior IT and business professionals. Symposia are combined with ITxpo, an exhibition where the latest technology products and solutions are demonstrated. Gartner Summits focus on specific topics, technologies and industries, providing IT Professionals with the insight, solutions and networking opportunities to succeed in their job role. We offer Summits in Applications, Business Intelligence and Information Management, Business Process Improvement, Enterprise Architecture, IT Infrastructure and Operations, Portfolio and Production Management, Security and Risk Management, and Sourcing and Vendor Relationships, among others. Finally, we offer targeted events for CIOs and IT executives.

COMPETITION

We believe that the principal factors that differentiate us from our competitors are:

- Superior IT Research Content — We believe that we create the broadest, highest-quality and most relevant research coverage of the IT industry. Our research analysis generates unbiased insight that we believe is timely, thought-provoking and comprehensive, and that is known for its high quality, independence and objectivity.
- Our Leading Brand Name — For over 30 years we have been providing critical, trusted insight under the Gartner name.
- Our Global Footprint and Established Customer Base — We have a global presence with clients in 85 countries on six continents. For 2010 and 2009, 44% and 45% of our revenues, respectively, were derived from sales outside of the U.S.
- Substantial Operating Leverage in Our Business Model — We have the ability to distribute our intellectual property and expertise across multiple platforms, including research publications, consulting engagements, conferences and executive programs, to derive incremental revenues and profitability.
- Experienced Management Team — Our management team is composed of IT research veterans and experienced industry executives.
- Vast Network of Analysts and Consultants — We have 1,249 research analysts and consultants located around the world. Our analysts speak 47 languages and are located in numerous countries, enabling us to cover all aspects of IT on a global basis.

Notwithstanding these differentiating factors, we face competition from a significant number of independent providers of information products and services. We compete indirectly against consulting firms and other information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with us in the future. Additionally, we face competition from free sources of information that are available to our clients through the Internet. Limited barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. However, we believe the breadth and depth of our research assets position us well versus our competition. Increased competition may result in loss of market share, diminished value in our products and services, reduced pricing and increased sales and marketing expenditures.

INTELLECTUAL PROPERTY

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. We have policies related to confidentiality, ownership and the use and protection of Gartner's intellectual property, and we also enter into agreements with our employees as appropriate that protect our intellectual property, and we enforce these agreements if necessary.

We recognize the value of our intellectual property in the marketplace and vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users.

EMPLOYEES

As of December 31, 2010, we had 4,461 employees, of which 709 were located at our headquarters in Stamford, Connecticut; 1,993 were located elsewhere in the United States; and 1,759 were located outside of the United States. Our employees may be subject to collective bargaining agreements at a company or industry level in those foreign countries where this is part of the local labor law or practice. We have experienced no work stoppages and consider our relations with our employees to be favorable.

AVAILABLE INFORMATION

Our Internet address is www.gartner.com and the investor relations section of our website is located at www.investor.gartner.com. We make available free of charge, on or through the investor relations section of our website, printable copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Also available at *www.investor.gartner.com*, under the "Corporate Governance" link, are printable and current copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Conduct, which applies to all Gartner officers, directors and employees, (iii) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (iv) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating.

ITEM 1A. RISK FACTORS

We operate in a very competitive and rapidly changing environment that involves numerous risks and uncertainties some of which are beyond our control. In addition, we and our clients are affected by global economic conditions. You should carefully consider the following risk factors and those set forth in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus supplement. See "Available Information." You should also carefully consider all of the other information in this prospectus supplement or incorporated by reference herein. Any of the risks described below could have a material adverse impact on our business, prospects, results of operations and financial condition and could therefore have a negative effect on the trading price of our common stock. Additionally risks not currently known to us or that we now deem immaterial may also harm us and negatively affect your investment.

Risks related to our business

Our operating results could be negatively impacted by general economic conditions. Our business is impacted by general economic conditions, both domestic and abroad. The severe tightening of the credit markets, significant bankruptcies and other disruptions in the financial markets, and the global economic recession that began in 2008 contributed to significant slowdowns and uncertainty in global trade and economic activity. Although global credit and general economic conditions have improved, continuing difficulties in the financial markets and uncertainty regarding the sustainability of the global economic recovery could negatively and materially affect demand for our products and services. Such difficulties could include the ability to maintain client retention, wallet retention and consulting utilization rates, achieve contract value and consulting backlog growth, attract attendees and exhibitors to our events or obtain new clients. Such developments could negatively impact our financial condition, results of operations, and cash flows.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition. We face direct competition from a significant number of independent providers of information products and services, including information available on the Internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which may have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, limited barriers to entry exist in the markets in which we do business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

There can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so could result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we may not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, and the ability to offer products to meet changing market needs for information and analysis, or price.

We may not be able to maintain our existing products and services. We operate in a rapidly evolving market, and our success depends upon our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our predictions prove to be wrong or are not substantiated by appropriate research, our reputation may suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner. Failure to increase and improve our electronic delivery capabilities could adversely affect our future business and operating results.

We may not be able to enhance and develop our existing products and services, or introduce the new products and services that are needed to remain competitive. The market for our products and services is characterized by rapidly changing needs for information and analysis on the IT industry as a whole. The development of new products is a complex and time-consuming process. Nonetheless, to maintain our competitive position, we must continue to enhance and improve our products and services, develop or acquire new products and services, deliver all products and services in a timely manner, and appropriately position and price new products and services relative to the marketplace and our costs of producing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new product or services releases or significant problems in creating new products or services could adversely affect our business, results of operations and financial position.

We depend on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services could lead to a decrease in our revenues. A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted 67% and 66% of our revenues for 2010 and 2009, respectively. Generating new sales of our subscription-based products and services, both to new and existing clients, is often a time consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

Our research subscription agreements have terms that generally range from twelve to thirty months. Our ability to maintain contract renewals is subject to numerous factors, including the following:

- delivering high-quality and timely analysis and advice to our clients;
- understanding and anticipating market trends and the changing needs of our clients; and
- delivering products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we continue to adjust our products and service offerings to meet our clients' continuing needs, we may shift the type and pricing of our products which may impact client renewal rates. While our research client retention rate was 83% at December 31, 2010 and 78% at December 31, 2009, there can be no guarantee that we will continue to maintain this rate of client renewals.

We depend on non-recurring consulting engagements and our failure to secure new engagements could lead to a decrease in our revenues. Consulting segment revenues constituted 23% of our total revenues for 2010 and 25% for 2009. These consulting engagements typically are project-based and non-recurring. Our ability to replace consulting engagements is subject to numerous factors, including the following:

- delivering consistent, high-quality consulting services to our clients;
- tailoring our consulting services to the changing needs of our clients; and
- our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

Any material decline in our ability to replace consulting arrangements could have an adverse impact on our revenues and our financial condition.

The profitability and success of our conferences, symposia and events could be adversely affected by external factors beyond our control. The market for desirable dates and locations for conferences, symposia and events is highly competitive. If we cannot secure desirable dates and locations for our conferences, symposia and events their profitability could suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these events can be affected by circumstances outside of our control, such as labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, terrorist attacks, weather, natural disasters and other world events impacting the global economy, the occurrence of any of which could negatively impact the success of the event and as the global economy recovers, our ability to procure space for our events and keep associated costs down could become more challenging.

Our sales to governments are subject to appropriations and may be terminated. We derive significant revenues from contracts with the U.S. government and its respective agencies, numerous state and local governments and their respective agencies, and foreign governments and their agencies. At December 31, 2010 and 2009, approximately $210.0 million and $182.0 million, respectively, of our Research contract value and Consulting backlog was attributable to governments. We believe substantially all of the amount attributable to governments at December 31, 2010 will be filled in 2011. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services, and our contracts at the state and local levels are subject to various government authorizations and funding approvals and mechanisms. In general, most if not all of these contracts may be terminated at any time without cause ("termination for convenience"). Additionally, many state governments, their agencies, and municipalities across the United States are under severe financial strain and are considering significant budget cuts. Should appropriations for the governments and agencies that contract with us be curtailed, or should government contracts be terminated for convenience, we may experience a significant loss of segment and consolidated revenues.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services. Our success depends heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. We face competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in our business, could adversely affect the quality of our products and services, as well as future business and operating results.

We may not be able to maintain the equity in our brand name. We believe that our "Gartner" brand, including our independence, is critical to our efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote and maintain the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be adversely impacted.

Our international operations expose us to a variety of operational risks which could negatively impact our future revenue and growth. We have clients in 85 countries and 44% and 45% of our revenues for 2010 and 2009, respectively, were derived from sales outside of the U.S.

Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in market demand as a result of tariffs and other trade barriers, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent.

Our international operations expose us to volatility in foreign currency exchange rates. Revenues earned outside the U.S. are typically transacted in local currencies, which may fluctuate significantly against the dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

Catastrophic events or geo-political conditions may disrupt our business. A disruption or failure of our systems or operations or our ability to deliver our Research content over the internet in the event of a major weather event, cyber-attack, terrorist attack or other catastrophic event could cause delays in completing sales, providing services, or performing other mission-critical functions. Our corporate headquarters is located approximately 30 miles from New York City, and we have an operations center located in Ft. Myers, Florida, in a hurricane-prone area. We also operate in numerous international locations. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and negatively impact our operating results. Abrupt political change, terrorist activity, and armed conflict pose a risk of general economic disruption in affected countries, which may increase our operating costs. Additionally, these conditions also may add uncertainty to the timing and budget decisions of our clients.

We may experience outages and disruptions of our online services if we fail to maintain an adequate operations infrastructure. Our increasing user traffic and complexity of our products and services demand more computing power. We have spent and expect to continue to spend substantial amounts to maintain data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our websites. However, any inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential users, subscribers, and advertisers, harming our operating results and financial condition.

Our outstanding debt obligations could impact our financial condition or future operating results. In December 2010 we refinanced our debt by entering into a new credit agreement that provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility (the "2010 Credit Agreement"). The 2010 Credit Agreement contains an expansion feature by which the term loan and revolving facility may be increased, at our option and under certain conditions, by up to an additional $150.0 million in the aggregate which may or may not be available to us depending upon prevailing credit market conditions.

The affirmative, negative and financial covenants of the 2010 Credit Agreement could limit our future financial flexibility. Additionally, a failure to comply with these covenants could result in acceleration of all amounts outstanding under the Credit Agreement, which would materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so in this current financial climate, or that any accommodations that we were able to negotiate would be on terms as favorable as those presently contained in the Credit Agreement.

The associated debt service costs of the borrowing arrangement under our 2010 Credit Agreement could impair our future operating results. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all. We believe that our existing cash balances, projected cash flow from operations, and the borrowing capacity we have under our revolving credit facility will be sufficient for our needs.

However, we may require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, to repay indebtedness or to pursue future business opportunities requiring substantial investments of additional capital. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings. Prevailing credit market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would further restrict our operations.

If we are unable to enforce and protect our intellectual property rights our competitive position may be harmed. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may obtain and use technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. The laws of certain countries, particularly in emerging markets, do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our intellectual property against unauthorized third-party copying or use, which could adversely affect our competitive position. Our employees are subject to non-compete agreements. When the non-competition period expires, former employees may compete against us. If a former employee chooses to compete against us prior to the expiration of the non-competition period, we seek to enforce these non-compete provisions but there is no assurance that we will be successful in our efforts. Additionally, there can be no assurance that another party will not assert that we have infringed its intellectual property rights.

We have grown, and may continue to grow, through acquisitions and strategic investments, which could involve substantial risks. We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders or decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the inability to integrate the business of the acquired company, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our business. The realization of any of these risks could adversely affect our business. Additionally, we face competition in identifying acquisition targets and consummating acquisitions.

We face risks related to litigation. We are, and may in the future be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a successful claim is made against us and we fail to settle the claim on reasonable terms, our business, results of operations or financial position could be materially adversely affected.

We face risks related to taxation. We operate in numerous domestic and foreign taxing jurisdictions and our level of operations and profitability in each jurisdiction may have an impact upon the amount of income taxes that we recognize in any given year. In addition, our tax filings for various tax years are subject to audit by the tax authorities in jurisdictions where we conduct business, and in the ordinary course of business, we may be under audit by one or more tax authorities from time to time.

These audits may result in assessments of additional taxes, and resolution of these matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts we have recorded. Additionally, the results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period or periods for which that determination is made.

Risks related to our Common Stock

Our operating results may fluctuate from period to period and may not meet the expectations of securities analysts or investors or guidance we have given, which may cause the price of our Common Stock to decline. Our quarterly and annual operating results may fluctuate in the future as a result of many factors, including the timing of the execution of research contracts, the extent of completion of consulting engagements, the timing of symposia and other events, the amount of new business generated, the mix of domestic and international business, currency fluctuations, changes in market demand for our products and services, the timing of the development, introduction and marketing of new products and services, and competition in the industry. An inability to generate sufficient earnings and cash flow, and achieve our forecasts, may impact our operating and other activities. The potential fluctuations in our operating results could cause period-to-period comparisons of operating results not to be meaningful and may provide an unreliable indication of future operating results. Furthermore, our operating results may not meet the expectations of securities analysts or investors in the future or guidance we have given. If this occurs, the price of our stock would likely decline.

Our stock price may be impacted by factors outside of our control and you may not be able to resell shares of our Common Stock at or above the price you paid. The trading prices of our Common Stock could be subject to significant fluctuations in response to, among other factors, developments in the industries in which we do business, general economic conditions, general market conditions, changes in the nature and composition of our stockholder base, changes in securities analysts' recommendations regarding our securities and our performance relative to securities analysts' expectations for any quarterly period. These factors may adversely affect the market price of our Common Stock.

Future sales of our Common Stock in the public market could lower our stock price. Sales of a substantial number of shares of Common Stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our Common Stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. Furthermore, we have various equity incentive plans that provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards which have the effect of adding shares of Common Stock into the public market.

As of December 31, 2010, the aggregate number of shares of our Common Stock issuable pursuant to outstanding grants and awards under these plans was approximately 9.0 million shares (approximately 3.5 million of which have vested). In addition, approximately 7.0 million shares may be issued in connection with future awards under our equity incentive plans. Shares of Common Stock issued under these plans are freely transferable without further registration under the Securities Act of 1933, as amended (the

"Securities Act"), except for any shares held by affiliates (as that term is defined in Rule 144 under the Securities Act). We cannot predict the size of future issuances of our Common Stock or the effect, if any, that future issuances and sales of shares of our Common Stock will have on the market price of our Common Stock.

Interests of certain of our significant stockholders may conflict with yours. To our knowledge, as of the date of this report and based upon SEC filings, seven institutional investors each presently hold over 5% of our Common Stock. Additionally, a representative of ValueAct Capital Master Fund L.P. ("ValueAct Capital") presently holds one seat on our Board of Directors.

While no stockholder or institutional investor individually holds a majority of our outstanding shares, these significant stockholders may be able, either individually or acting together, to exercise significant influence over matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans and approval of significant transactions such as mergers, acquisitions, consolidations and sales or purchases of assets. In addition, in the event of a proposed acquisition of the Company by a third party, this concentration of ownership may delay or prevent a change of control in us. Accordingly, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders, or otherwise be in the best interests of us or all stockholders.

Our anti-takeover protections may discourage or prevent a change of control, even if a change in control would be beneficial to our stockholders. Provisions of our restated certificate of incorporation and bylaws and Delaware law may make it difficult for any party to acquire control of us in a transaction not approved by our Board of Directors. These provisions include:

- the ability of our Board of Directors to issue and determine the terms of preferred stock;
- advance notice requirements for inclusion of stockholder proposals at stockholder meetings; and
- the anti-takeover provisions of Delaware law.

These provisions could discourage or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Exchange Act.

ITEM 2. PROPERTIES.

We lease 19 domestic and 42 international offices and we have a significant presence in Stamford, Connecticut, Ft. Myers, Florida and Egham, the United Kingdom. The Company does not currently own any properties.

Our corporate headquarters is located in approximately 213,000 square feet of leased office space in three buildings located in Stamford. This facility also accommodates research and analysis, marketing, sales, client support, production, corporate services, and administration. During 2010, and as previously disclosed, the Company entered into an amended and restated lease agreement for the Stamford headquarters facility that provides for a term of fifteen years. The amended lease also grants the Company three options to renew the lease at fair market value for five years each, an option to purchase the facility at fair market value, and $25.0 million to be provided by the landlord to renovate the three buildings and the parking areas comprising the facility. The renovation work will occur in 2011 and 2012.

Our Ft. Myers location consists of approximately 62,400 square feet of leased office space located in one building for which the lease expires in January 2013, and we are currently in negotiations for expanded lease space in this location. Our Egham location has approximately 72,000 square feet of leased office space in two buildings for which the leases expire in 2020 and 2025, respectively. Our 58 other domestic and international locations support our research, consulting, domestic and international sales efforts, and other functions.

We continue to constantly assess our space needs as our business changes. We believe that our existing facilities and the anticipated expansion in Ft. Myers are adequate for our current and foreseeable needs. Should additional space be necessary, we believe that it will be available.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various legal proceedings and litigation arising in the ordinary course of business. The outcome of these individual matters is not predictable at this time. However, we believe that the ultimate resolution of these matters, after considering amounts already accrued and insurance coverage, will not have a material adverse effect on our financial position, results of operations, or cash flows in future periods.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is listed on the New York Stock Exchange under the symbol IT. As of January 31, 2011, there were 2,363 holders of record of our Common Stock. Our 2011 Annual Meeting of Stockholders will be held on June 2, 2011 at the Company's corporate headquarters in Stamford, Connecticut. We did not submit any matter to a vote of our stockholders during the fourth quarter of 2010.

The following table sets forth the high and low sale prices for our Common Stock as reported on the New York Stock Exchange for the periods indicated:

	2010		2009	
	High	Low	High	Low
Quarter ended March 31	$24.75	$18.07	$18.55	$ 8.33
Quarter ended June 30	26.58	21.73	16.54	10.55
Quarter ended September 30	29.99	22.72	18.50	14.14
Quarter ended December 31	34.00	29.54	20.27	16.85

DIVIDEND POLICY

We currently do not pay cash dividends on our Common Stock. In addition, our 2010 Credit Agreement contains a negative covenant which may limit our ability to pay dividends.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan information set forth in Part III, Item 12 of this Form 10-K is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

The Company has a $500.0 million share repurchase program which was approved by the Company's Board of Directors in the third quarter of 2010 and replaced the Company's prior repurchase program. Repurchases may be made from time-to-time through open market purchases, private transactions, tender offers or other transactions. The amount and timing of repurchases will be subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may also be made from time-to-time in connection with the settlement of the Company's shared-based compensation awards. Repurchases will be funded from cash flow from operations or borrowings.

The following table provides detail related to repurchases of our Common Stock in the three months ended December 31, 2010 pursuant to our share repurchase program and pursuant to the settlement of share-based compensation awards:

Period	Number of Shares Purchased (#)	Total Average Price Paid Per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (#)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs ($000's)
October	43,320	$31.45	43,320	
November	601,295	31.83	601,295	
December	85,159	33.40	85,159	
Total (1)	729,774	$31.99	729,774	$481,911

(1) For the year ended December 31, 2010, the Company repurchased 3,918,719 shares at an average price of $25.47 per share for a total cost of approximately $99.8 million.

ITEM 6. SELECTED FINANCIAL DATA

The fiscal years presented below are for the respective twelve-month period from January 1 through December 31. Data for all years was derived or compiled from our audited consolidated financial statements included herein or from submissions of our Form 10-K in prior years. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 10-K.

(In thousands, except per share data)	2010	2009	2008	2007	2006
STATEMENT OF OPERATIONS DATA:					
Revenues:					
Research	$ 865,000	$ 752,505	$ 781,581	$ 683,380	$ 585,656
Consulting	302,117	286,847	347,404	325,030	305,231
Events	121,337	100,448	150,080	160,065	146,412
Total revenues	1,288,454	1,139,800	1,279,065	1,168,475	1,037,299
Operating income	149,265	134,477	164,368	129,458	98,039
Income from continuing operations	96,285	82,964	97,148	70,666	54,258
Income from discontinued operations	—	—	6,723	2,887	3,934
Net income	$ 96,285	$ 82,964	$ 103,871	$ 73,553	$ 58,192
PER SHARE DATA:					
Basic:					
Income from continuing operations	$ 1.01	$ 0.88	$ 1.02	$ 0.68	$ 0.48
Income from discontinued operations	—	—	0.07	0.03	0.03
Income per share	$ 1.01	$ 0.88	$ 1.09	$ 0.71	$ 0.51
Diluted:					
Income from continuing operations	$ 0.96	$ 0.85	$ 0.98	$ 0.65	$ 0.47
Income from discontinued operations	—	—	0.07	0.03	0.03
Income per share	$ 0.96	$ 0.85	$ 1.05	$ 0.68	$ 0.50
Weighted average shares outstanding					
Basic	95,747	94,658	95,246	103,613	113,071
Diluted	99,834	97,549	99,028	108,328	116,203
OTHER DATA:					
Cash and cash equivalents	$ 120,181	$ 116,574	$ 140,929	$ 109,945	$ 67,801
Total assets	1,285,658	1,215,279	1,093,065	1,133,210	1,039,793
Long-term debt	180,000	124,000	238,500	157,500	150,000
Stockholders' equity (deficit)	187,056	112,535	(21,316)	17,498	26,318

The following items impact the comparability and presentation of our consolidated data:

- In December 2010 we refinanced our debt (see Note 6 — Debt in the Notes to the Consolidated Financial Statements). In conjunction with the refinancing, we recorded $3.7 million in incremental pre-tax charges related to the termination of the previous credit arrangement.
- In December 2009 we acquired AMR Research, Inc. and Burton Group, Inc. (see Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements). The results of these businesses are included beginning on their respective dates of acquisition. For 2010 and 2009, we recognized $7.9 million and $2.9 million, respectively in pre-tax acquisition and integration charges related to these acquisitions.
- In 2008 we sold our Vision Events business, which had been part of our Events segment (see Note 3 — Discontinued Operations in the Notes to the Consolidated Financial Statements). The results of operations of this business and the gain on sale were reported as a discontinued operation. The statement of operations and per share data for 2007 and 2006 have been restated to present the results of this business as a discontinued operation.
- In 2007 we recorded Other charges, which included costs for the settlement of litigation and severance, on a pre-tax basis, of $9.1 million.

- We repurchased 3.9 million, 0.3 million, 9.7 million, 8.4 million, and 14.9 million of our common shares in 2010, 2009, 2008, 2007 and 2006, respectively (see Note 8 — Equity in the Notes to the Consolidated Financial Statements).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of the following Management's Discussion and Analysis ("MD&A") is to help facilitate the understanding of significant factors influencing the operating results, financial condition and cash flows of Gartner, Inc. Additionally, the MD&A also conveys our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our consolidated financial statements and related notes included in this report. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its consolidated subsidiaries.

The following items impact the presentation and discussion of results in this MD&A section:

On December 18, 2009 we acquired AMR Research, Inc. ("AMR Research") and on December 30, 2009 we acquired Burton Group, Inc. ("Burton Group") (see Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements). The operating results of these businesses have been included in our consolidated results beginning on their respective dates of acquisition. The results of these businesses were not material to our consolidated or segment results for 2009.

In 2008 we sold our Vision Events business, which had been part of our Events segment. As a result, the results of operations for this business for 2008 and earlier periods have been reported as a discontinued operation (see Note 3 — Discontinued Operations in the Notes to the Consolidated Financial Statements).

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains certain forward-looking statements. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "expect," "should," "could," "believe," "plan," "anticipate," "estimate," "predict," "potential," "continue," or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under Part 1, Item 1A, Risk Factors. Readers should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur. Readers should review carefully any risk factors described in our reports filed with the SEC.

BUSINESS OVERVIEW

Gartner, Inc. is the world's leading information technology research and advisory company that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on the information technology, computer hardware, software, communications and related technology industries. We provide comprehensive coverage of the IT industry to 11,601 client organizations, including approximately 400 of the Fortune 500 companies, in 85 countries. Our client base consists primarily of CIOs and other senior IT and executives from a wide variety of business enterprises, government agencies and the investment community.

We have three business segments: Research, Consulting and Events.

- **Research** provides insight for CIOs, other IT executives and professionals, business leaders, technology companies and the investment community through research reports and briefings, access to our analysts, as well as peer networking services and membership programs.

- **Consulting** consists primarily of consulting engagements that utilize our research insight, benchmarking data, problem-solving methodologies and hands on experience to improve the return on an organization's IT investment through assessments of cost, performance, efficiency and quality.
- **Events** consists of various symposia, summits and conferences focused on the IT industry as a whole, as well as IT applicable to particular industries and particular roles within an organization.

BUSINESS MEASUREMENTS

We believe the following business measurements are important performance indicators for our business segments:

BUSINESS SEGMENT	BUSINESS MEASUREMENTS
Research	**Contract value** represents the value attributable to all of our subscription-related research products that recognize revenue on a ratable basis. Contract value is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract. **Client retention rate** represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago. **Wallet retention rate** represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of clients, who were clients one year earlier, by the total contract value from a year earlier, excluding the impact of foreign currency exchange. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both. **Number of executive program members** represents the number of paid participants in executive programs.
Consulting	**Consulting backlog** represents future revenue to be derived from in-process consulting, measurement and strategic advisory services engagements. **Utilization rates** represent a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill. **Billing Rate** represents earned billable revenue divided by total billable hours. **Average annualized revenue per billable headcount** represents a measure of the revenue generating ability of an average billable consultant and is calculated periodically by multiplying the average billing rate per hour times the utilization percentage times the billable hours available for one year.
Events	**Number of events** represents the total number of hosted events completed during the period. **Number of attendees** represents the number of people who attend events.

EXECUTIVE SUMMARY OF OPERATIONS AND FINANCIAL POSITION

The cornerstones of our growth strategy are to focus on producing extraordinary research content, deliver innovative and highly differentiated product offerings, enhance our sales capability, provide world class client service, and improve our operational effectiveness.

We had total revenues of $1,288.5 million in 2010, an increase of 13% over the prior year while diluted earnings per share increased by $.11 per share, to $0.96. Revenues increased across all of our geographic regions and in all three of our business segments. Total revenues were also up 13% excluding the impact of foreign currency.

Research revenues rose 15% year-over-year, to $865.00 million in 2010, while the contribution margin was flat at 65%. At December 31, 2010, Research contract value was almost $978.0 million, the highest in the Company's history, and an increase of 25% over December 31, 2009. Client retention was 83% and wallet retention was 98% at December 31, 2010.

Consulting revenues increased 5% over 2009, while the gross contribution margin improved by 1 point. Consultant utilization was 68% for 2010, the same as 2009. We had 473 billable consultants at December 31, 2010.

Events revenues increased 21% compared to 2009. We held 56 events in 2010, two more than the prior year, and attendance at our events increased 22%, to 37,219. The segment contribution margin was 46% for 2010, an increase of 5 points over 2009.

For a more detailed discussion of our segment results, see Segment Results below.

We refinanced our debt in late 2010 to take advantage of favorable financing conditions and to obtain greater financial flexibility and liquidity through a larger revolving credit facility. The new credit arrangement provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility.

Gartner generated over $205.0 million of cash from operating activities in 2010. We had $120.2 million of cash and cash equivalents as of December 31, 2010, and we had $376.0 million of available borrowing capacity under our new revolving credit facility. We believe we have a strong cash position and liquidity.

FLUCTUATIONS IN QUARTERLY RESULTS

Our quarterly and annual revenue, operating income, and cash flow fluctuate as a result of many factors, including: the timing of our SymposiumITxpo series, that normally are held during the fourth calendar quarter, and other events; the amount of new business generated; the mix of domestic and international business; changes in market demand for our products and services; changes in foreign currency rates; the timing of the development, introduction and marketing of new products and services; competition in the industry; and other factors. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires the application of appropriate accounting policies and the use of estimates. Our significant accounting policies are described in Note 1 in the Notes to Consolidated Financial Statements. Management considers the policies discussed below to be critical to an understanding of our financial statements because their application requires complex and subjective management judgments and estimates. Specific risks for these critical accounting policies are also described below.

The preparation of our financial statements also requires us to make estimates and assumptions about future events. We develop our estimates using both current and historical experience, as well as other factors, including the general economic environment and actions we may take in the future. We adjust such estimates when facts and circumstances dictate. However, our estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time and as such these estimates may ultimately differ from actual results. On-going changes in our estimates could be material and would be reflected in the Company's financial statements in future periods.

Our critical accounting policies are as follows:

Revenue recognition — We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). Once all required criteria for revenue recognition have been met, revenue by significant source is accounted for as follows:

- Research revenues are derived from subscription contracts for research products and are deferred and recognized ratably over the applicable contract term. Fees from research reprints are recognized when the reprint is shipped.
- Consulting revenues are principally generated from fixed fee and time and material engagements. Revenues from fixed fee contracts are recognized on a proportional performance basis. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided.

Revenues related to contract optimization contracts are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

- Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim.

For those government contracts that permit cancellation, historically we only recorded fees receivables to the extent amounts were earned and deferred revenue to the extent cash was received. As of September 30, 2010, based on an analysis of historic contract cancellations, we determined that the likelihood of such cancellations was remote. Accordingly, as of that date we record the entire billable contract amount as fees receivable at the time the contract is signed with a corresponding amount to deferred revenue, consistent with other contracts. This change in estimate had an immaterial impact.

Uncollectible fees receivable — The allowance for losses is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or an increase to expense. The measurement of likely and probable losses and the allowance for losses is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients. This evaluation is inherently judgmental and requires material estimates. These valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectibility of fees receivable becomes available. Circumstances that could cause our valuation reserves to increase include changes in our clients' liquidity and credit quality, other factors negatively impacting our clients' ability to pay their obligations as they come due, and the effectiveness of our collection efforts.

The following table provides our total fees receivable and the related allowance for losses (in thousands):

	December 31,	
	2010	2009
Total fees receivable	$372,018	$325,698
Allowance for losses	(7,200)	(8,100)
Fees receivable, net	$364,818	$317,598

Impairment of goodwill and other intangible assets — The evaluation of goodwill is performed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350, which requires goodwill to be assessed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, an impairment evaluation of our amortizable intangible assets is performed on a periodic basis.

Our annual goodwill assessment requires us to estimate the fair values of our reporting units based on estimates of future business operations and market and economic conditions in developing long-term forecasts. If we determine that the fair value of any reporting unit is less than its carrying amount, we must recognize an impairment charge for a portion of the associated goodwill of that reporting unit against earnings in our financial statements.

Factors we consider important that could trigger a review for impairment include the following:

- Significant under-performance relative to historical or projected future operating results;
- Significant changes in the manner of our use of acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

We completed the required annual goodwill impairment testing in the quarter ended September 30, 2010 and concluded that the fair values of each of the Company's reporting units substantially exceeded their respective carrying values. In addition, management concluded that none of the goodwill impairment triggers discussed above occurred in the fourth quarter of 2010. See Note 1 — Business and Significant Accounting Policies in the Notes to the Consolidated Financial Statements for additional goodwill disclosures.

Accounting for income taxes — As we prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We record a valuation allowance to reduce our deferred tax assets when future realization is in question. We consider the availability of loss carryforwards, existing deferred tax liabilities, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we determine that we are able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment is made to reduce the valuation allowance and increase income in the period such determination is made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance is charged against income in the period such determination is made.

Accounting for stock-based compensation — The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). The Company recognizes stock-based compensation expense, which is based on the fair value of the award on the date of grant, over the related service period, net of estimated forfeitures (see Note 9 — Stock-Based Compensation in the Notes to the Consolidated Financial Statements).

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain highly complex and subjective assumptions, including the expected life of the stock compensation awards and the Company's Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the rate of employee forfeitures and the likelihood of achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

Restructuring and other accruals — We may record accruals for severance costs, costs associated with excess facilities that we have leased, contract terminations, asset impairments, and other costs as a result of on-going actions we undertake to streamline our organization, reposition certain businesses and reduce ongoing costs. Estimates of costs to be incurred to complete these actions, such as future lease payments, sublease income, the fair value of assets, and severance and related benefits, are based on assumptions at the time the actions are initiated. These accruals may need to be adjusted to the extent actual costs differ from such estimates. In addition, these actions may be revised due to changes in business conditions that we did not foresee at the time such plans were approved.

We also record accruals during the year for our various employee cash incentive programs. Amounts accrued at the end of each reporting period are based on our estimates and may require adjustment as the ultimate amount paid for these incentives are sometimes not known with certainty until after year end.

RESULTS OF OPERATIONS

Overall Results

The following tables summarize the changes in selected line items in our Consolidated Statements of Operation for the three years ended December 31, 2010 (dollars in thousands):

For the twelve months ended December 31, 2010 and 2009:

	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009 (1)	Income Increase (Decrease) $	Income Increase (Decrease) %
Total revenues	$1,288,454	$1,139,800	$148,654	13%
Costs and expenses:				
Cost of services & product development	552,238	498,363	(53,875)	(11)%
Selling, general and administrative	543,174	477,003	(66,171)	(14)%
Depreciation	25,349	25,387	38	—%
Amortization of intangibles	10,525	1,636	(8,889)	>(100)%
Acquisition & integration charges	7,903	2,934	(4,969)	>(100)%
Operating income	149,265	134,477	14,788	11%
Interest expense, net	(15,616)	(16,032)	416	3%
Other income (expense), net	436	(2,919)	3,355	>100%
Provision for income taxes	37,800	32,562	(5,238)	(16)%
Net income	$96,285	$82,964	$13,321	16%

For the twelve months ended December 31, 2009 and 2008:

	Twelve Months Ended December 31, 2009 (1)	Twelve Months Ended December 31, 2008	Income Increase (Decrease) $	Income Increase (Decrease) %
Total revenues	$1,139,800	$1,279,065	$(139,265)	(11)%
Costs and expenses:				
Cost of services & product development	498,363	572,208	73,845	13%
Selling, general and administrative	477,003	514,994	37,991	7%
Depreciation	25,387	25,880	493	2%
Amortization of intangibles	1,636	1,615	(21)	(1)%
Acquisition & integration charges	2,934	—	(2,934)	(100)%
Operating income	134,477	164,368	(29,891)	(18)%
Interest expense, net	(16,032)	(19,269)	3,237	17%
Other expense, net	(2,919)	(358)	(2,561)	>(100)%
Provision for income taxes	32,562	47,593	15,031	32%
Income from continuing operations	82,964	97,148	(14,184)	(15)%
Income from discontinued operations, net of taxes (2)	—	6,723	(6,723)	(100)%
Net income	$82,964	$103,871	$(20,907)	(20)%

(1) In December 2009 we acquired AMR Research and Burton Group. The operating results of these businesses have been included in our consolidated results of operations beginning on their respective dates of acquisition. The results of these businesses were not material to the Company's 2009 consolidated operating results.

(2) Includes the gain on sale and operating results of the Company's Vision Events business, which was sold in 2008.

2010 VERSUS 2009

TOTAL REVENUES for the twelve months ended December 31, 2010 increased $148.7 million, or 13%, compared to the twelve months ended December 31, 2009. Revenues increased across all of our geographic regions and in all three of our business segments. Total revenues were also up 13% excluding the impact of foreign currency, which had an immaterial impact year-over-year.

An overview of our results by geographic region follows:

- Revenues from sales to United States and Canadian clients increased 15%, to $765.8 million in 2010 from $663.8 million in 2009, with a substantial portion of the increase due to the AMR Research and Burton Group businesses.
- Revenues from sales to clients in Europe, the Middle East and Africa ("EMEA") increased to $380.8 million in 2010 from $360.8 million in 2009, a 6% increase.
- Revenues from sales to clients in our Other International region increased 23%, to $141.9 million in 2010 from $115.2 million in 2009.

An overview of our results by segment follows:

- **Research** revenues increased 15% in 2010, to $865.0 million compared to $752.5 million in 2009, and comprised 67% and 66% of our total revenues in 2010 and 2009, respectively.
- **Consulting** revenues increased 5% in 2010 to $302.1 million, compared to $286.8 million in 2009, and comprised approximately 23% and 25% of our total revenues in 2010 and 2009, respectively.
- **Events** revenues were $121.3 million in 2010, an increase of 21% from $100.4 million in 2009, and comprised approximately 10% and 9% of our total revenues in 2010 and 2009, respectively.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT ("COS") increased 11% in 2010, or $53.9 million, to $552.2 million compared to $498.4 million in 2009. The impact of foreign currency on the year-over-year increase was not significant. We recognized $36.8 million in higher payroll, commissions, and related personnel costs in 2010, primarily due to the impact of the increased headcount from the AMR Research and Burton Group businesses. We had $12.0 million in higher conference and travel costs in 2010, due to the additional events we held and increased attendees, as well as a general increase in travel activity from the depressed 2009 levels, when the Company had strict travel restrictions in place due to the economic downturn. We also had $2.2 million in higher equity compensation expense due to a higher level of achievement on performance-based stock units.

Cost of services and product development as a percentage of sales was 43% in 2010 and 44% in 2009, a 1 point improvement, primarily driven by the substantial increase in our fourth quarter 2010 revenues, which increased 16% over the fourth quarter of 2009, and was substantially greater than the increase in the quarterly cost of services. The improvement reflects the operating leverage of our business model.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expense increased by $66.2 million in 2010, or 14%, to $543.2 million from $477.0 million in 2009. Excluding the unfavorable impact of foreign exchange, SG&A expense increased 13% year-over-year. We had $47.0 million of higher sales commissions, payroll and benefits, and other personnel charges in 2010, which included the additional headcount costs attributable to the AMR Research and Burton Group businesses. We also had $4.3 million of additional stock-based compensation expense due to the higher level of achievement on performance-based stock units and higher travel charges of $7.1 million, primarily due to additional sales headcount and the loosening of travel restrictions. The unfavorable impact of foreign currency added $3.1 million of additional expense.

DEPRECIATION expense decreased slightly year-over-year. Capital spending increased to $21.7 million in 2010 from $15.1 million in 2009, a 43% increase. The Company had reduced its capital expenditures in 2009 due to the economic downturn.

AMORTIZATION OF INTANGIBLES was $10.5 million in 2010 compared to $1.6 million in 2009. The increase is due to the amortization of the intangibles acquired from AMR Research and Burton Group.

ACQUISITION AND INTEGRATION CHARGES was $7.9 million in 2010 and $2.9 million in 2009. Included is these charges are legal fees and consultant fees in connection with the acquisitions and integration of AMR Research and Burton Group, as well as severance costs related to redundant headcount.

OPERATING INCOME increased 11% year-over-year, to $149.3 million in 2010 from $134.5 million in 2009. The increase was due to the significantly higher gross contribution from our three business segments in 2010, which increased 15% year-over-year, to $742.3 million in 2010 from $642.9 million in 2009. The increased gross contribution was partially offset by higher charges in 2010 for SG&A as well as higher intangible amortization and acquisition and integration charges related to our acquisitions. Operating income as a percentage of revenues was 12% for both 2010 and 2009.

Please refer to the section of this MD&A entitled "Segment Results" below for a further discussion of revenues and results by segment.

INTEREST EXPENSE, NET was $15.6 million in 2010 and $16.0 million in 2009, a 3% decline. The 2010 period includes $3.7 million of incremental expense related to the refinancing of our debt in December 2010 (See Note 6 — Debt in the Notes to the Consolidated Financial Statements). Excluding the $3.7 million incremental charge, Interest expense, net would have declined approximately 26% year-over-year, due to lower average debt outstanding and a lower weighted-average rate.

OTHER INCOME (EXPENSE), NET was $0.4 million in 2010 and consisted of a $2.4 million gain for an insurance recovery related to a prior period loss offset by net foreign currency exchange losses. The $(2.9) expense in 2009 primarily consisted of net foreign currency exchange losses.

PROVISION FOR INCOME TAXES was $37.8 million in 2010 compared to $32.6 million in 2009 and the effective tax rate was 28.2% for both periods. Year-over-year increases in the rate attributable to higher financial statement cost of repatriation and higher net reserve increases were substantially offset by reductions in the rate year over year attributable to larger releases of valuation allowances.

The Internal Revenue Service ("IRS") has completed its examination of the federal income tax return of the Company for the tax year ended December 31, 2007. In December 2010, the Company received a report of the audit findings. The Company disagrees with certain of the proposed adjustments and intends to vigorously dispute this matter through applicable IRS and judicial procedures, as appropriate. The Company believes that it has recorded reserves sufficient to cover exposures related to these issues. However, the resolution of such matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts recorded. Although the final resolution of the proposed adjustments is uncertain, we believe the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, cash flows, or results of operations.

NET INCOME was $96.3 million in 2010 and $83.0 million in 2009, an increase of $13.3 million, or 16%, primarily due to a $14.8 million year-over-year increase in operating income. We also had a $0.4 million gain from other income (expense) activity in 2010 compared to a loss of $(2.9) million in 2009, as well as slightly lower interest expense in 2010. These increases were partially offset by higher income tax charges in 2010.

Basic earnings per share increased 15% year-over-year while diluted earnings per share increased 13% year-over-year. The increased earnings per share were due to the higher net income in 2010, which was slightly reduced by higher weighted-average shares outstanding in 2010.

2009 VERSUS 2008

TOTAL REVENUES for the twelve months ended December 31, 2009 decreased $139.3 million, or 11%, compared to the twelve months ended December 31, 2008. Revenues declined across all of our geographic regions and in all three of our business segments. The impact of foreign currency had a negative impact on our revenues in 2009, and excluding this impact, total revenues in 2009 were down 8%

compared to 2008. Our revenues and operating results were negatively impacted by global economic conditions in 2009.

An overview of our results by geographic region follows:

- Revenues from sales to United States and Canadian clients decreased 8%, to $663.8 million in 2009 from $723.2 million in 2008.
- Revenues from sales to clients in Europe, the Middle East and Africa ("EMEA") decreased to $360.8 million in 2009 from $430.4 million in 2008, a 16% decrease.
- Revenues from sales to clients in our Other International region decreased 8%, to $115.2 million in 2009 from $125.4 million in 2008.

An overview of our results by segment follows:

- **Research** revenues decreased 4% in 2009 to $752.5 million compared to $781.6 million in 2008, and comprised approximately 66% and 61% of our total revenues in 2009 and 2008, respectively.
- **Consulting** revenues decreased 17% in 2009 to $286.8 million, compared to $347.4 million in 2008, and comprised approximately 25% and 27% of our total revenues in 2009 and 2008, respectively.
- **Events** revenues were $100.4 million in 2009, a decrease of 33% from $150.1 million in 2008, and comprised approximately 9% and 12% of our total revenues in 2009 and 2008, respectively.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT decreased $73.8 million year-over-year, or 13%. The favorable impact of foreign currency translation reduced expense by about $19.0 million. We had lower conference expenses of $18.5 million primarily due to discontinued events. We also had reduced travel and internal meeting charges of $16.7 million and lower personnel costs of about $12.5 million, primarily due to our tight cost controls. The remaining $7.1 million net decrease was spread across a number of other expense categories. Cost of services and product development as a percentage of sales declined by 1 point, to 44% in 2009 from 45% in 2008, primarily due to tight expense controls across our businesses.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expense decreased by about $38.0 million in 2009, or 7%, compared to 2008, despite increasing our sales force. The impact of foreign currency translation reduced expense by about $18.0 million. We also had lower travel, internal meeting, and recruiting costs of about $19.0 million, again due to our tight cost controls. The remaining net reduction was spread across a number of other expense categories. Excluding the 60 sales associates that joined us from AMR Research and Burton Group, we had 942 quota-bearing sales associates at December 31, 2009, a 2% increase from the prior year end. This additional investment in sales associates resulted in $9.0 million of higher payroll and benefits costs, which was offset by lower G&A charges.

DEPRECIATION expense decreased 2% year-over-year which reflects reduced capital spending during 2009. Capital spending decreased to $15.1 million in 2009 from $24.3 million in 2008, a 38% decline, which reflects the Company's reduced 2009 capital expenditures.

AMORTIZATION OF INTANGIBLES was $1.6 million for both 2009 and 2008.

ACQUISITION AND INTEGRATION CHARGES was $2.9 million in 2009 and zero in 2008. Included is these charges are legal fees and consultant fees in connection with the acquisitions and integration of AMR Research and Burton Group, as well as severance costs related to redundant headcount.

OPERATING INCOME decreased 18% year-over-year, to $134.5 million in 2009 from $164.4 million in 2008. Operating income as a percentage of revenues declined 1 point year-over-year, primarily due to lower profitability in our Consulting and Events segments and the $2.9 million acquisition and integration charge related to AMR Research and Burton Group.

Please refer to the section of this MD&A entitled "Segment Results" below for a further discussion of revenues and results by segment.

INTEREST EXPENSE, NET was $16.0 million in 2009 and $19.3 million in 2008, a 17% decline. The 2009 period includes $1.1 million of expense related to the discontinuance of hedge accounting on an interest rate swap contract (See Note 6 — Debt in the Notes to the Consolidated Financial Statements). Excluding the $1.1 million charge, Interest expense, net would have declined approximately 22% year-over-year. The year-over-year decline is primarily attributable to a reduction in the weighted-average amount of debt outstanding.

OTHER (EXPENSE) INCOME, NET of $(2.9) million in 2009 consisted of net foreign currency exchange losses. The $(0.4) million Other expense in 2008 primarily consisted of a $1.2 million gain related to the settlement of a litigation matter offset by net foreign currency exchange losses.

PROVISION FOR INCOME TAXES on continuing operations was $32.6 million in 2009 as compared to $47.6 million in 2008. The effective tax rate was 28.2% in 2009 and 32.9% in 2008. The lower effective tax rate in 2009 as compared to 2008 is attributable to several items. The most significant of these items include the following: (a) the release of reserves for uncertain tax positions relating to the expiration of statutes of limitation was larger in 2009 than in 2008 while pretax income was lower, and (b) differences relating to the taxability of life insurance contracts year-over-year.

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES, includes the results of the Company's Vision Events business, which we sold in early 2008. The $6.7 million of income for 2008 includes a net gain on sale of approximately $7.1 million and a $(0.4) million operating loss.

NET INCOME was $83.0 million in 2009 and $103.9 million in 2008, a decline of $20.9 million or 20%. The decline was primarily driven by the reduced contributions by our three business segments in the 2009 period and to a lesser extent, the $2.9 million acquisition and integration charge we recorded related to AMR Research and Burton Group. These decreases were partially offset by lower SG&A charges, a lower effective income tax rate, and reduced interest expense. Also contributing to the year-over-year decline in net income was the $6.7 million net gain from the sale of the Company's former Vision Events business recorded in the 2008 period.

Basic earnings per share from continuing operations decreased 14% year-over-year. Diluted earnings per share from continuing operations decreased 13% year-over-year.

SEGMENT RESULTS

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain Cost of services and product development charges, and SG&A, Depreciation, Acquisition and integration charges, Amortization of intangibles, and Other charges. Gross contribution margin is defined as gross contribution as a percentage of revenues.

The following sections present the results of our three segments:

Research

			2010 vs. 2009				2009 vs. 2008	
	As Of And For The Twelve Months Ended December 31, 2010	As Of And For the Twelve Months Ended December 31, 2009	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2009	As Of And For the Twelve Months Ended December 31, 2008	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues (2)	$865,000	$752,505	$112,495	15%	$752,505	$781,581	$(29,076)	(4)%
Gross contribution (2)	$564,527	$489,862	$ 74,665	15%	$489,862	$495,440	$ (5,578)	(1)%
Gross contribution margin	65%	65%	—	—	65%	63%	2 points	—
Business Measurements: (3)								
Contract value (2)	$977,710	$784,443	$193,267	25%	$784,443	$834,321	$(49,878)	(6)%
Client retention	83%	78%	5 points	—	78%	82%	(4) points	—
Wallet retention	98%	87%	11 points	—	87%	95%	(8) points	—
Exec. program members	4,297	3,651	646	18%	3,651	3,733	(82)	(2)%

(1) The operating results of AMR Research and Burton Group are included beginning on their respective dates of acquisition in December 2009. The operating results of these businesses were not material to the Research segment in 2009.

(2) Dollars in thousands.

(3) The 2009 and 2008 metrics exclude AMR Research and Burton Group.

2010 VERSUS 2009

Research revenues increased 15% in 2010, but excluding the favorable effect of foreign currency translation, revenues increased 14%. Approximately 39% of the $112.5 million revenue increase was attributable to the AMR Research and Burton Group businesses. The segment gross contribution margin was flat at 65%, despite additional headcount expenses from the AMR Research and Burton Group businesses.

Research contract value was $977.7 million at December 31, 2010, an increase of 25% compared to December 31, 2009 and the highest reported contract value in the Company's history. Excluding the favorable impact of foreign currency translation, research contract value increased 20% over 2009. We attribute the increase to our continuing focus on sales effectiveness and the improving economic environment. The increase is also due to the AMR Research and Burton Group businesses, which contributed approximately 30% of the $193.3 million increase in contract value. Client retention and wallet retention improved 5 points and 11 points, respectively.

2009 VERSUS 2008

Research revenues declined 4% year-over-year, but excluding the unfavorable effect of foreign currency translation, Research revenues were down about 1%.

In spite of lower revenues, the Research contribution margin increased 2 points year-over-year. The improved margin was primarily driven by tight cost controls, which resulted in lower costs concentrated in personnel, travel, and internal meetings, and our ability to implement price increases for our products.

Contract value decreased 6% when comparing December 31, 2009 to December 31, 2008, but excluding the impact of foreign currency translation, contract value was down 1% year-over-year.

While down year-over-year, contract value increased $42.0 million in the fourth quarter of 2009, or 6%, with growth across all industries, geographies, and client sizes. We believe the increase reflects both improved sales effectiveness as well as an improving economic environment.

Consulting

			2010 vs. 2009				2009 vs. 2008	
	As Of And For The Twelve Months Ended December 31, 2010	As Of And For the Twelve Months Ended December 31, 2009	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2009	As Of And For the Twelve Months Ended December 31, 2008	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues (2)	$302,117	$286,847	$15,270	5%	$286,847	$347,404	$(60,557)	(17)%
Gross contribution (2)	$121,885	$112,099	$ 9,786	9%	$112,099	$141,395	$(29,296)	(21)%
Gross contribution margin	40%	39%	1 point	—	39%	41%	(2) points	—
Business Measurements: (3)								
Backlog (2)	$100,839	$ 90,891	$ 9,948	11%	$ 90,891	$ 97,169	$ (6,278)	(6)%
Billable headcount	473	442	31	7%	442	499	(57)	(11)%
Consultant utilization	68%	68%	—	—	68%	72%	(4) points	—
Average annualized revenue per billable headcount (2)	$ 424	$ 409	$ 15	4%	$ 409	$ 460	$ (51)	(11)%

(1) The operating results of AMR Research and Burton Group are included beginning on their respective dates of acquisition in December 2009. The operating results of these businesses were not material to the Consulting segment in 2009.

(2) Dollars in thousands.

(3) The 2009 and 2008 metrics exclude AMR Research and Burton Group.

2010 VERSUS 2009

Consulting revenues increased 5% in 2010, but excluding the unfavorable impact of foreign currency translation, revenues increased 6%. The AMR Research and Burton Group businesses added approximately 35% of the $15.3 million revenue increase. The gross contribution margin improved by 1 point, primarily due to additional revenues in our contract optimization and SAS businesses, both of which have higher margins than core consulting.

Consulting billable headcount was 473 at December 31, 2010, an increase of 7% year-over-year. Backlog was $100.8 million at December 31, 2010, and increase of $9.9 million or 11% over the prior year. Backlog increased across all of our geographic regions. The AMR Research and Burton Group businesses added approximately $0.3 million of the increase.

2009 VERSUS 2008

Consulting revenues declined 17% when comparing 2009 with 2008, with the majority of the decline in core consulting, and to a lesser extent, in our SAS and contract optimization businesses. The decline in core consulting was driven by lower headcount, utilization, and billing rates. The decline in revenue in our contract optimization business reflects a large contract received at the end of 2008 which was not repeated in 2009. SAS revenues declined due to approximately 17% fewer fulfilled SAS days. Excluding the unfavorable impact of foreign currency, overall Consulting revenues were down about 15%.

The 2 point decline in the Consulting contribution margin reflects lower revenue in our SAS and contract optimization businesses, which have higher margins than core consulting. To a lesser extent, the decline also reflects lower utilization and billing rates in core consulting.

We ended 2009 with 442 billable consultants, a decline of 11% from the prior year end as we tightly managed resources to match demand. The decline reflects normal attrition as well as the termination of approximately 30 consultants in January 2009 to better align our delivery resources with lower backlog.

Consulting backlog declined 6% year-over-year but increased 7% sequentially in the fourth quarter of 2009 to $90.9 million, as demand for our consulting services was solid in the U.S. while demand in Europe lagged.

Events

	2010 vs. 2009				2009 vs. 2008			
	As Of And For The Twelve Months Ended December 31, 2010	As Of And For the Twelve Months Ended December 31, 2009	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2009	As Of And For the Twelve Months Ended December 31, 2008	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues (2)	$121,337	$100,448	$20,889	21%	$100,448	$150,080	$(49,632)	(33)%
Gross contribution (2)	$55,884	$40,945	$14,939	37%	$40,945	$64,954	$(24,009)	(37)%
Gross contribution margin	46%	41%	5 points	—	41%	43%	(2) points	—
Business Measurements: (3)								
Number of events	56	54	2	4%	54	70	(16)	(23)%
Number of attendees	37,219	30,610	6,609	22%	30,610	41,352	(10,742)	(26)%

(1) The operating results of AMR Research and Burton Group are included beginning on their respective dates of acquisition in December 2009. The operating results of these businesses were not material to the Events segment in 2009.

(2) Dollars in thousands.

(3) The 2009 and 2008 metrics exclude AMR Research and Burton Group.

2010 VERSUS 2009

Events revenues increased $20.9 million in 2010, or 21%, compared to 2009, with little impact from foreign currency translation. We held 2 additional events in 2010, for a total of 56 events, which consisted of 48 ongoing events and 8 new event launches. We discontinued 6 events that had been held in prior years. We had a 22% increase in attendees and a 24% increase in exhibitors, while average revenue increased 12% for attendees but was down slightly for exhibitors. Revenues increased $21.1 million and $5.2 million from our ongoing and new events, respectively, which was partially offset by a $5.4 million revenue loss from discontinued events.

The gross contribution margin increased 5 points, primarily due to higher contribution from our ongoing events, reflecting the strength in attendee volume and average revenue per attendee as well as higher exhibitor volume.

2009 VERSUS 2008

Events revenue was down $49.6 million, or 33% in 2009 due to the impact of discontinued events and a decline in revenue from our on-going events. We held 54 events in 2009, a decline of 16 events compared to the prior year. The 54 events held in 2009 consisted of 51 on-going events and 3 new events. The number of attendees at our 51 on-going events was down 12% while the number of exhibitors was down 31%. Excluding the unfavorable impact of foreign currency, Events revenues were down 32% year-over-year.

Approximately $24.0 million of the revenue decrease was due to 19 discontinued events, including our Spring Symposium, which was a significant event in prior years. We discontinued these events in 2009 in response to the difficult operating environment, with tight travel restrictions and budget cuts at many companies due to the weak economy. We also had a $30.0 million decline in revenue from our 51 on-going events. These declines were slightly offset by approximately $4.0 million in higher revenue from new event launches and other miscellaneous events revenues. The Events contribution margin was down 2 points year-over-year primarily due to lower average attendee and exhibitor revenue at our 51 on-going events.

While the number of attendees was down significantly year-over-year, this trend began to show improvement in the fourth quarter of 2009 with attendance at our on-going events up 2%. We also began to see improvement in exhibitor participation. We believe these trends reflect a loosening of corporate travel budgets, resumed growth in marketing spend by technology companies, and our continuing efforts to increase client retention by enhancing the value and experience that our clients derive from our events.

LIQUIDITY AND CAPITAL RESOURCES

On December 22, 2010, the Company entered into a new credit facility with a syndication of banks led by JPMorgan Chase to take advantage of favorable financing conditions and to obtain greater financial flexibility and liquidity through a larger revolving credit facility. The new credit arrangement provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility. The new credit facility contains an expansion feature by which the term loan and revolving credit facility may be increased, at the Company's option and under certain conditions, by up to an additional $150.0 million in the aggregate.

We finance our operations primarily through cash generated from our on-going operating activities, and our 2010 operating cash flow increased 27% over the prior year. As of December 31, 2010, we had $120.2 million of cash and cash equivalents and $376.0 million of available borrowing capacity under our revolving credit facility. Our cash and cash equivalents are held in numerous locations throughout the world, with approximately 75% held outside the United States as of December 31, 2010.

We believe that we have adequate liquidity and that the cash we expect to earn from our on-going operating activities, our existing cash balances, and the expanded borrowing capacity we have under our revolving credit facility will be sufficient for our expected short-term and foreseeable long-term operating needs.

The following table summarizes the Company's changes in cash and cash equivalents for the three years ending December 31, 2010:

	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009	2010 vs. 2009 Dollar Increase (Decrease)	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2008	2009 vs. 2008 Dollar Increase (Decrease)
Cash provided by operating activities	$ 205,499	$ 161,937	$ 43,562	$ 161,937	$ 184,350	$ (22,413)
Cash used by investing activities	(33,845)	(119,665)	85,820	(119,665)	(16,455)	(103,210)
Cash used in financing activities	(171,556)	(73,780)	(97,776)	(73,780)	(119,835)	46,055
Net increase (decrease)	98	(31,508)	31,606	(31,508)	48,060	(79,568)
Effects of exchange rates	3,509	7,153	(3,644)	7,153	(17,076)	24,229
Beginning cash and cash equivalents	116,574	140,929	(24,355)	140,929	109,945	30,984
Ending cash and cash equivalents	$ 120,181	$ 116,574	$ 3,607	$ 116,574	$ 140,929	$ (24,355)

2010 VERSUS 2009

Operating

Our 2010 operating cash flow increased by $43.6 million, or 27%, primarily due to the $13.3 million increase in net income, a $9.0 million decrease in cash payments for income taxes, and a $12.1 million decrease in payments for severance, interest payments on our debt, and excess facilities. We also received $2.4 million in cash in 2010 from an insurance recovery, and approximately $19.8 million of improvements in our working capital accounts, which includes increased cash collections on our receivables. Partially offsetting these increases were $8.0 million in acquisition and integration payments made in 2010 related to the acquisitions of AMR Research and Burton Group and $5.0 million more in 2010 bonus payments.

Investing

Cash used in our investing activities declined by $85.8 million in 2010 due to the acquisitions of AMR Research and Burton Group in 2009. We paid $104.5 million in cash for these acquisitions in December 2009 and an additional $12.2 million in January 2010. We used $21.7 million of cash in 2010 for capital expenditures compared to $15.1 million in the 2009 period, an increase of $6.6 million, or 43%.

Financing

Cash used in our financing activities was $97.8 million higher in 2010 compared to 2009, with a total of $171.6 million used in 2010 compared to $73.8 million used in 2009. The additional cash used was due to higher debt repayments and additional share repurchases in 2010.

On a net basis, we repaid $108.8 million of debt in 2010 compared to $87.3 million in the prior year, an increase in cash used of $21.6 million. We used $99.8 million of cash for share repurchases in 2010 compared to $3.7 million in 2009, an increase in cash used of $96.1 million. We also paid $4.8 million in cash in 2010 for fees related to our debt refinancing. Partially offsetting these higher uses of cash was an additional $24.7 million in cash realized from option exercises and excess tax benefits as a higher average stock price in 2010 resulted in a significantly increased number of option exercises.

2009 VERSUS 2008

Operating

Our operating cash flow decreased by 12% in 2009, or $22.4 million. We had a decline of approximately $23.0 million in cash from our core operations, along with $14.5 million more in cash taxes paid and $8.0

million in higher severance payments due to the workforce reduction completed in early January 2009. Partially offsetting the declines were $14.8 million in lower interest payments on our debt, bonus payments, and payments on our excess facilities, and an $8.3 million improvement in working capital. The improved working capital primarily reflects improved cash collection on receivables.

Investing

We used an additional $103.2 million of cash in our investing activities in 2009 due to the $104.5 million of cash used for the acquisitions of AMR Research and Burton Group. We had $15.1 million of capital expenditures in 2009, a decline of 38% compared to the $24.3 million of capital expenditures in 2008. The decline reflects the Company's tight focus on reducing costs. We also realized $7.8 million of cash proceeds in 2008 from the sale of our Vision Events business.

Financing

Cash used in financing activities declined by $46.1 million, primarily due to a significant decline in the use of cash for stock repurchases. Cash used for stock repurchases declined by about $197.1 million. Offsetting the decline in cash used for share repurchases was an increase in the use of cash to repay debt of about $108.7 million and a decline in cash proceeds from option exercises and excess tax benefits from equity compensation of approximately $42.3 million.

OBLIGATIONS AND COMMITMENTS

At December 31, 2010, we had $220.0 million outstanding under our 2010 Credit Agreement which provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility. The 2010 Credit Agreement contains an expansion feature by which the term loan and revolving credit facility may be increased, at the Company's option and under certain conditions, by up to an additional $150.0 million in the aggregate.

The term loan will be repaid in 19 consecutive quarterly installments commencing March 31, 2011, plus a final payment due on December 22, 2015, and may be prepaid at any time without penalty or premium at the Company's option. The revolving credit facility may be used for loans, and up to $40.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and re-borrowed until December 22, 2015, at which time all amounts borrowed must be repaid. See Note 6 — Debt in the Notes to the Consolidated Financial Statements for additional information regarding the 2010 Credit Agreement.

Commitments

The following table presents our contractual cash commitments due after December 31, 2010 (in thousands):

Commitment Type:	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years	Total
Operating leases (1)	$30,775	$ 43,300	$ 27,875	$66,640	$168,590
Debt outstanding (2)	20,000	70,000	130,156	—	220,156
Deferred compensation arrangement (3)	1,930	4,230	2,865	17,265	26,290
Tax liabilities (4)	1,275	—	—	—	1,275
Totals	$53,980	$117,530	$160,896	$83,905	$416,311

(1) The Company leases various facilities, furniture, and computer equipment expiring between 2011 and 2025.

(2) Represents amounts due under the 2010 Credit Agreement. Amounts drawn under the revolver credit arrangement have been classified in the 4-5 Years category since the amounts are not contractually due until December 2015.

Interest payments on our outstanding debt are excluded from the amounts payable due to the variable nature of the interest rates and resulting payment amounts. Information regarding current interest rates on the Company's debt is contained in Note 6 — Debt in the Notes to the Consolidated Financial Statements. For the years ended December 31, 2010, 2009 and 2008, we paid cash interest on our debt of $11.5 million, $13.9 million, and $22.4 million, respectively.

(3) Represents the Company's liability to participants in the supplemental deferred compensation arrangement. Amounts payable to active employees whose payment date is unknown have been included in the More Than 5 Years category since the Company cannot determine when the amounts will be paid.

(4) Includes interest and penalties. In addition to the $1.3 million liability, approximately $15.8 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table, the Company has also recorded a liability for potential interest and penalties of $2.5 million.

QUARTERLY FINANCIAL DATA

The following tables present our quarterly operating results for the two year period ended December 31, 2010:

2010 (In thousands, except per share data)	First	Second	Third	Fourth
Revenues	$295,833	$314,195	$296,122	$382,304
Operating income	29,198	34,230	32,763	53,074
Net income	19,403	20,113	20,075	36,694
Net income per share (1)				
Basic	$ 0.20	$ 0.21	$ 0.21	$ 0.38
Diluted	$ 0.19	$ 0.20	$ 0.20	$ 0.37

2009 (In thousands, except per share data)	First	Second	Third	Fourth
Revenues	$273,533	$269,971	$267,469	$328,827
Operating income	34,451	30,761	27,521	41,744
Net income	19,996	17,185	20,067	25,716
Net income per share (1)				
Basic	$ 0.21	$ 0.18	$ 0.21	$ 0.27
Diluted	$ 0.21	$ 0.18	$ 0.21	$ 0.26

(1) The aggregate of the four quarters' basic and diluted earnings per common share may not equal the reported full calendar year amounts due to the effects of share repurchases, dilutive equity compensation, and rounding.

NEW ACCOUNTING STANDARDS

Accounting guidance issued by the various standard setting and governmental authorities that have not yet become effective with respect to our Consolidated Financial Statements are described below, together with our assessment of the potential impact they may have on our Consolidated Financial Statements:

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures."* ASU 2010-06 requires fair value hierarchy disclosures to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the balance sheet. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional disclosure requirements became effective January 1, 2010. In general, we do not anticipate transfers between the different levels of the fair value hierarchy, and for the year ended December 31, 2010, there were none. Our required fair value disclosures are presented in Note 12 — *Fair Value Disclosures,* herein in the Notes to the Consolidated Financial Statements. Beginning January 1, 2011, the FASB will also require additional disclosures regarding changes in Level 3 instruments. The Company currently does not have any Level 3 instruments.

In September 2009, the FASB issued ASU 2009-13, *"Revenue Arrangements with Multiple Deliverables."* ASU 2009-13 requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. ASU 2009-13 eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance is expected to allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under current requirements. ASU 2009-13 will be effective for Gartner beginning January 1, 2011. The Company's multiple revenue arrangements are limited and as a result we do not expect any impact on our Consolidated Statement of Operations related to the adoption of this guidance.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

We have exposure to changes in interest rates arising from borrowings under our 2010 Credit Agreement, and at December 31, 2010 we had $200.0 million outstanding under the term loan and $20.0 million outstanding under the revolver. Borrowings under this facility are floating rate, which may be either prime-based or Eurodollar-based. Interest rates under these borrowings include a base rate plus a margin between 0.50% and 1.25% on prime borrowings and between 1.50% and 2.25% on Eurodollar-based borrowings.

As of December 31, 2010, the annualized interest rate on the term loan was 2.30%, which consisted of a 0.3% three-month Eurodollar base rate plus a margin of 2.0%, and 2.26% on the revolver, which consisted of a 0.26% one-month Eurodollar base rate plus a margin of 2.0%. We have an interest rate swap contract which effectively converts the floating base rate on the first $200.0 million of our borrowings to a 2.26% fixed rate.

The Company only hedges the base interest rate risk on the first $200.0 million of its outstanding borrowings. Accordingly, we are exposed to interest rate risk on borrowings in excess of $200.0 million. A 25 basis point increase or decrease in interest rates would change pre-tax annual interest expense on the additional $400.0 million borrowing capacity under the 2010 Credit Agreement by approximately $1.0 million.

FOREIGN CURRENCY EXCHANGE RISK

We have customers in 85 countries and 44% and 45% of our revenues for 2010 and 2009, respectively, were derived from sales outside of the U.S. As a result we conduct business in numerous currencies other than the U.S dollar. Among the major foreign currencies in which we conduct business are the Euro, the British Pound, the Japanese Yen, the Australian dollar, and the Canadian dollar. Our foreign currency exposure results in both translation risk and transaction risk:

TRANSLATION RISK

We are exposed to foreign currency translation risk since the functional currencies of our foreign operations are generally denominated in the local currency. Translation risk arises since the assets and liabilities that we report for our foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, and these exchange rates fluctuate over time. These foreign currency translation adjustments are deferred and are recorded as a component of stockholders' equity and do not impact our operating results.

A measure of the potential impact of foreign currency translation on our Condensed Consolidated Balance Sheets can be determined through a sensitivity analysis of our cash and cash equivalents. As of December 31, 2010, we had over $120.0 million of cash and cash equivalents, a substantial portion of which was denominated in foreign currencies. If the foreign exchange rates of the major currencies in which we operate changed in comparison to the U.S. dollar by 10%, the amount of cash and cash equivalents we would have reported on December 31, 2010 would have increased or decreased by approximately $5.0 million.

Because our foreign subsidiaries generally operate in a local functional currency that differs from the U.S. dollar, revenues and expenses in these foreign currencies translate into higher or lower revenues and expenses in U.S. dollars as the U.S. dollar continuously weakens or strengthens against these other currencies. Therefore, changes in exchange rates may affect our consolidated revenues and expenses (as expressed in U.S. dollars) from foreign operations. Historically, this impact on our consolidated earnings has not been material since foreign currency movements in the major currencies in which we operate tend to impact our revenues and expenses fairly equally.

TRANSACTION RISK

We also have foreign exchange transaction risk since we typically enter into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currency in which the foreign subsidiary operates.

We typically enter into foreign currency forward exchange contracts to offset the effects of foreign currency transaction risk. These contracts are normally short term in duration and unrealized and realized gains and losses are recognized in current period earnings. At December 31, 2010, we had 63 outstanding foreign currency forward contracts with a total notional amount of $250.2 million and a net unrealized gain of $0.6 million. All of these contracts matured by the end of January 2011.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, and interest rate swap contracts. The majority of the Company's cash and cash equivalents and its interest rate swap contract are with investment grade commercial banks that are participants in the Company's 2010 Credit Agreement. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements for 2010, 2009, and 2008, together with the reports of KPMG LLP, our independent registered public accounting firm, are included herein in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Management conducted an evaluation, as of December 31, 2010, of the effectiveness of the design and operation of our disclosure controls and procedures, (as such term is defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material Company information required to be disclosed by us in reports filed or submitted under the Act.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Gartner management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Gartner's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment was reviewed with the Audit Committee of the Board of Directors.

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2010, Gartner's internal control over financial reporting was effective.

The effectiveness of management's internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K in Part IV, Item 15.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be furnished pursuant to this item will be set forth under the captions "Proposal One: Election of Directors," "Executive Officers," "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Miscellaneous — Available Information" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2011. If the Proxy Statement is not filed with the SEC by April 30, 2011, such information will be included in an amendment to this Annual Report filed by April 30, 2011. See also Item 1. Business — Available Information.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the caption "Executive Compensation" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2011. If the Proxy Statement is not filed with the SEC by April 30, 2011, such information will be included in an amendment to this Annual Report filed by April 30, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished pursuant to this item will be set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed with the SEC by April 30, 2011. If the Proxy Statement is not filed with the SEC by April 30, 2011, such information will be included in an amendment to this Annual Report filed by April 30, 2011.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this item will be set forth under the captions "Transactions With Related Persons" and "Corporate Governance — Director Independence" in the Company's Proxy Statement to be filed with the SEC by April 30, 2011. If the Proxy Statement is not filed with the SEC by April 30, 2011, such information will be included in an amendment to this Annual Report filed by April 30, 2011.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished pursuant to this item will be set forth under the caption "Principal Accountant Fees and Services" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2011. If the Proxy Statement is not filed with the SEC by April 30, 2011, such information will be included in an amendment to this Annual Report filed by April 30, 2011.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. and 2. Consolidated Financial Statements and Schedules

The reports of our independent registered public accounting firm and consolidated financial statements listed in the Index to Consolidated Financial Statements herein are filed as part of this report.

All financial statement schedules not listed in the Index have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1a(1)	Restated Certificate of Incorporation of the Company.
3.2(2)	Bylaws as amended through May 1, 2007.
4.1(1)	Form of Certificate for Common Stock as of June 2, 2005.
4.2*	Credit Agreement, dated as of December 22, 2010, among the Company, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A. as administrative agent
10.1(3)	Lease dated April 16, 2010 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.2(3)	First Amendment to Lease dated April 16, 2010 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.3(4)+	1991 Stock Option Plan as amended and restated on October 19, 1999.
10.4(5)+	2002 Employee Stock Purchase Plan, as amended and restated effective June 1, 2008.
10.5(6)+	1999 Stock Option Plan.
10.6(7)+	2003 Long-Term Incentive Plan, as amended and restated on June 4, 2009.
10.7(8)+	Amended and Restated Employment Agreement between Eugene A. Hall and the Company dated as of December 31, 2008.
10.8(8)+	Company Deferred Compensation Plan, effective January 1, 2009.
10.9(9)+	Form of Stock Appreciation Right Agreement for executive officers.
10.10(9)+	Form of Performance Stock Unit Agreement for executive officers.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see Signature Page).
31.1*	Certification of chief executive officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this document.

+ Management compensation plan or arrangement.

(1) Incorporated by reference from the Company's Current Report on Form 8-K dated June 29, 2005 as filed on July 6, 2005.

(2) Incorporated by reference from the Company's Current Report on Form 8-K dated May 3, 2007 as filed on May 3, 2007.

(3) Incorporated by reference from the Company's Quarterly Report on form 10-Q as filed on August 9, 2010

(4) Incorporated by reference from the Company's Annual Report on Form 10-K filed on December 22, 1999.

(5) Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on May 8, 2008.

(6) Incorporated by reference from the Company's Form S-8 as filed on February 16, 2000.

(7) Incorporated by reference from the Company's Proxy Statement (Schedule 14A) as filed on April 21, 2009.

(8) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on February 20, 2009.

(9) Incorporated by reference from the Company's Current Report on Form 8-K dated February 10, 2010 as filed on February 16, 2010.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GARTNER, INC.
CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited the accompanying consolidated balance sheets of Gartner, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gartner, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

/s/ KPMG LLP

New York, New York
February 15, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited Gartner, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gartner, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 15, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

/s/ KPMG LLP

New York, New York
February 15, 2011

GARTNER, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,	
	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 120,181	$ 116,574
Fees receivable, net of allowances of $7,200 and $8,100 respectively	364,818	317,598
Deferred commissions	71,955	70,253
Prepaid expenses and other current assets	64,148	53,400
Total current assets	621,102	557,825
Property, equipment and leasehold improvements, net	47,614	52,466
Goodwill	510,265	513,612
Intangible assets, net	13,584	24,113
Other assets	93,093	67,263
Total Assets	$ 1,285,658	$1,215,279
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 247,733	$ 255,966
Deferred revenues	523,263	437,207
Current portion of long-term debt	40,156	205,000
Total current liabilities	811,152	898,173
Long-term debt	180,000	124,000
Other liabilities	107,450	80,571
Total liabilities	1,098,602	1,102,744
Stockholders' equity:		
Preferred stock:		
$.01 par value, authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock:		
$.0005 par value, authorized 250,000,000 shares for both periods; 156,234,415 shares issued for both periods	78	78
Additional paid-in capital	611,782	590,864
Accumulated other comprehensive income, net	14,638	11,322
Accumulated earnings	605,677	509,392
Treasury stock, at cost, 60,245,718 and 60,356,672 common shares, respectively	(1,045,119)	(999,121)
Total stockholders' equity	187,056	112,535
Total Liabilities and Stockholders' Equity	$ 1,285,658	$1,215,279

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2010	2009	2008
Revenues:			
Research	$ 865,000	$ 752,505	$ 781,581
Consulting	302,117	286,847	347,404
Events	121,337	100,448	150,080
Total revenues	1,288,454	1,139,800	1,279,065
Costs and expenses:			
Cost of services and product development	552,238	498,363	572,208
Selling, general and administrative	543,174	477,003	514,994
Depreciation	25,349	25,387	25,880
Amortization of intangibles	10,525	1,636	1,615
Acquisition and integration charges	7,903	2,934	—
Total costs and expenses	1,139,189	1,005,323	1,114,697
Operating income	149,265	134,477	164,368
Interest income	1,156	830	3,121
Interest expense	(16,772)	(16,862)	(22,390)
Other income (expense), net	436	(2,919)	(358)
Income before income taxes	134,085	115,526	144,741
Provision for income taxes	37,800	32,562	47,593
Income from continuing operations	96,285	82,964	97,148
Income from discontinued operations, net of taxes	—	—	6,723
Net income	$ 96,285	$ 82,964	$ 103,871
Net income per share:			
Basic:			
Income from continuing operations	$ 1.01	$ 0.88	$ 1.02
Income from discontinued operations	—	—	.07
	$ 1.01	$ 0.88	$ 1.09
Diluted:			
Income from continuing operations	$ 0.96	$ 0.85	$ 0.98
Income from discontinued operations	—	—	.07
	$ 0.96	$ 0.85	$ 1.05
Weighted average shares outstanding:			
Basic	95,747	94,658	95,246
Diluted	99,834	97,549	99,028

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss), Net	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance at December 31, 2007	$ 78	$545,268	$ 23,641	$322,557	$ (874,046)	$ 17,498
Comprehensive income:						
Net income	—	—	—	103,871	—	103,871
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	(20,497)	—	—	(20,497)
Interest rate swaps, net of tax	—	—	(6,060)	—	—	(6,060)
Pension unrecognized gain, net of tax	—	—	1,175	—	—	1,175
Other comprehensive loss			(25,382)			(25,382)
Comprehensive income						78,489
Issuances under stock plans	—	(10,128)	—	—	55,874	45,746
Excess tax benefits from stock compensation	—	14,831	—	—	—	14,831
Purchase of shares for treasury	—	—	—	—	(198,576)	(198,576)
Stock compensation expense	—	20,696	—	—	—	20,696
Balance at December 31, 2008	$ 78	$570,667	$ (1,741)	$426,428	$(1,016,748)	$ (21,316)
Comprehensive income:						
Net income	—	—	—	82,964	—	82,964
Other comprehensive income:						
Foreign currency translation adjustments	—	—	9,088	—	—	9,088
Interest rate swaps, net of tax	—	—	3,535	—	—	3,535
Pension unrecognized gain, net of tax	—	—	440	—	—	440
Other comprehensive income			13,063			13,063
Comprehensive income						96,027
Issuances under stock plans	—	(6,522)	—	—	21,371	14,849
Excess tax benefits from stock compensation	—	653	—	—	—	653
Purchase of shares for treasury	—	—	—	—	(3,744)	(3,744)
Stock compensation expense	—	26,066	—	—	—	26,066
Balance at December 31, 2009	$ 78	$590,864	$ 11,322	$509,392	$ (999,121)	$112,535
Comprehensive income:						
Net income	—	—	—	96,285	—	96,285
Other comprehensive income:						
Foreign currency translation adjustments	—	—	582	—	—	582
Interest rate swaps, net of tax	—	—	3,746	—	—	3,746
Pension unrecognized gain, net of tax	—	—	(1,012)	—	—	(1,012)
Other comprehensive income			3,316			3,316
Comprehensive income						99,601
Issuances under stock plans	—	(30,254)	—	—	53,822	23,568
Excess tax benefits from stock compensation	—	18,520	—	—	—	18,520
Purchase of shares for treasury	—	—	—	—	(99,820)	(99,820)
Stock compensation expense	—	32,652	—	—	—	32,652
Balance at December 31, 2010	$ 78	$611,782	$ 14,638	$605,677	$(1,045,119)	$187,056

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2010	2009	2008
Operating activities:			
Net income	$ 96,285	$ 82,964	$ 103,871
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of intangibles	35,874	27,023	27,495
Stock-based compensation expense	32,634	26,066	20,696
Excess tax benefits from stock-based compensation expense	(18,364)	(2,392)	(14,831)
Deferred taxes	(2,609)	5,003	2,617
Amortization and write-off of debt issue costs	1,567	1,480	1,222
Gain on sale of business	—	—	(7,061)
Changes in assets and liabilities:			
Fees receivable, net	(48,177)	25,349	20,987
Deferred commissions	(2,184)	(16,750)	(1,403)
Prepaid expenses and other current assets	(376)	13,059	(21)
Other assets	(34,130)	532	2,907
Deferred revenues	85,336	5,101	(308)
Accounts payable, accrued, and other liabilities	59,643	(5,498)	28,179
Cash provided by operating activities	205,499	161,937	184,350
Investing activities:			
Additions to property, equipment and leasehold improvements	(21,694)	(15,142)	(24,302)
Acquisitions (net of cash received)	(12,151)	(104,523)	—
Net proceeds from sale of business	—	—	7,847
Cash used in investing activities	(33,845)	(119,665)	(16,455)
Financing activities:			
Proceeds from stock issued for stock plans	23,527	14,822	44,702
Proceeds from debt issuance	200,000	78,000	180,000
Payments for debt issuance costs	(4,783)	—	(801)
Payments on debt	(308,844)	(165,250)	(157,750)
Purchases of treasury stock	(99,820)	(3,744)	(200,817)
Excess tax benefits from stock-based compensation expense	18,364	2,392	14,831
Cash used by financing activities	(171,556)	(73,780)	(119,835)
Net increase (decrease) in cash and cash equivalents	98	(31,508)	48,060
Effects of exchange rates on cash and cash equivalents	3,509	7,153	(17,076)
Cash and cash equivalents, beginning of period	116,574	140,929	109,945
Cash and cash equivalents, end of period	$ 120,181	$ 116,574	$ 140,929
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 11,484	$ 13,942	$ 22,380
Income taxes, net of refunds received	$ 25,486	$ 34,438	$ 19,961

See Notes to Consolidated Financial Statements.

GARTNER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1 — BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business. Gartner, Inc. is a global information technology research and advisory company founded in 1979 with its headquarters in Stamford, Connecticut. Gartner, Inc. delivers its principal products and services through three business segments: Research, Consulting, and Events.

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), as defined in the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 270 for financial information and with the applicable instructions of U.S. Securities & Exchange Commission ("SEC") Regulation S-X. The fiscal year of Gartner, Inc. (the "Company") represents the period from January 1 through December 31. When used in these notes, the terms "Gartner," "Company," "we," "us," or "our" mean Gartner, Inc. and its consolidated subsidiaries. All references to 2010, 2009, and 2008 relate to the fiscal year unless otherwise indicated.

In December 2009 we acquired AMR Research, Inc. ("AMR Research") and Burton Group, Inc. ("Burton Group"). The results of these businesses are included in our operating results beginning on their respective dates of acquisition (see Note 2 — Acquisitions).

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, goodwill, intangible assets, and other long-lived assets, as well as tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax expense, performance-based compensation charges, depreciation and amortization, and the allowance for losses. Management believes its use of estimates in the accompanying consolidated financial statements to be reasonable.

Management continuously evaluates and revises these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. We adjust such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time. As a result, differences between our estimates and actual results could be material and would be reflected in the Company's consolidated financial statements in future periods.

Subsequent events. The Company has evaluated the potential impact of subsequent events on the consolidated financial statements herein through the date of filing of this Annual Report on Form 10-K. See Note 17 — subsequent events regarding a secondary offering of the Company's shares.

Revenues. Revenue is recognized in accordance with U.S. GAAP and SEC Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"). Revenues are only recognized once all required recognition criteria have been met. The Consolidated Statement of Operations present revenues net of any sales or value-added taxes that we collect from customers and remit to government authorities.

The Company's revenues by significant source are as follows:

Research revenues are generally derived from annual subscription contracts for research products. These revenues are deferred and recognized ratably over the applicable contract term. The Company typically enters into annually renewable subscription contracts for research products. Reprint fees are recognized when the reprint is shipped.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. Research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses, which have not produced material cancellations to date. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim.

For those government contracts that permit cancellation, historically we only recorded fees receivables to the extent amounts were earned and deferred revenue to the extent cash was received. As of September 30, 2010, based on an analysis of historic contract cancellations, we determined that the likelihood of such cancellations was remote. Accordingly, as of that date we record the entire billable contract amount as fees receivable at the time the contract is signed with a corresponding amount to deferred revenue, consistent with other contracts. This change in estimate had an immaterial impact.

Consulting revenues, primarily derived from consulting, measurement and strategic advisory services (paid one-day analyst engagements), are principally generated from fixed fee or time and materials engagements. Revenues for such projects are recognized as work is delivered and/or services are provided. Unbilled fees receivable associated with consulting engagements were $29.4 million at December 31, 2010 and $30.0 million at December 31, 2009. Revenues related to contract optimization contracts are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition. In addition, the Company defers certain costs directly related to events and expenses these costs in the period during which the related symposium, conference or exhibition occurs. The Company policy is to defer only those costs, primarily prepaid site and production services costs, which are incremental and are directly attributable to a specific event. Other costs of organizing and producing our events, primarily Company personnel and non-event specific expenses, are expensed in the period incurred. At the end of each fiscal quarter, the Company assesses on an event-by-event basis whether expected direct costs of producing a scheduled event will exceed expected revenues. If such costs are expected to exceed revenues, the Company records the expected loss in the period determined.

Uncollectible fees receivable. The Company maintains an allowance for losses which is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or as an increase to expense. The amount of the allowance for losses is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients.

Cost of services and product development ("COS"). COS expense includes the direct costs incurred in the creation and delivery of our products and services.

Selling, general and administrative ("SG&A"). SG&A expense includes direct and indirect selling costs and general and administrative costs.

Commission expense. The Company records commission obligations upon the signing of contracts and amortizes the corresponding deferred commission expense over the estimated period in which the related revenues are earned. Commission expense is included in SG&A in the Consolidated Statements of Operations.

Stock-based compensation expense. The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). Stock-based compensation cost is based on the fair value of the award on the date of grant, which is expensed over the related service period, net of estimated forfeitures. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period.

During 2010, 2009, and 2008, the Company recognized $32.6 million, $26.1 million, and $20.7 million, respectively, of stock-based compensation expense (see Note 9 — Stock-Based Compensation), which is recorded in both COS and SG&A in the Consolidated Statements of Operations.

Income tax expense. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. We credit additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a nonqualified stock option is equal to the tax effect of the difference between the market price of Common Stock on the date of exercise and the exercise price.

Cash and cash equivalents. All highly liquid investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates fair value based upon their short-term maturity. Investments with maturities of more than three months are classified as marketable securities. Interest earned on investments is classified in Interest income in the Consolidated Statements of Operations.

Property, equipment and leasehold improvements. The Company leases all of its facilities and certain equipment. These leases are all classified as operating leases in accordance with FASB ASC Topic 840. The cost of these operating leases, including any contractual rent increases, rent concessions, and landlord incentives, are recognized ratably over the life of the related lease agreement. Lease expense was $23.5 million in 2010 and $22.5 million in both 2009 and 2008.

Equipment, leasehold improvements, and other fixed assets owned by the Company are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the related leases. The Company had total depreciation expense of $25.3 million, $25.4 million, and $25.9 million in 2010, 2009, and 2008, respectively.

Property, equipment and leasehold improvements, less accumulated depreciation and amortization consist of the following (in thousands):

	Useful Life (Years)	December 31, 2010	2009
Computer equipment and software	2 – 7	$ 123,988	$ 118,487
Furniture and equipment	3 – 8	32,093	32,183
Leasehold improvements	2 – 10	46,516	46,945
		202,597	197,615
Less — accumulated depreciation and amortization		(154,983)	(145,149)
		$ 47,614	$ 52,466

The Company capitalizes certain costs incurred to develop internal use software in accordance with FASB ASC Topic 350. At December 31, 2010 and 2009, capitalized development costs for internal use software were $14.3 million and $16.1 million, respectively, which are net of accumulated amortization of $23.7 million and $20.4 million, respectively. Amortization of capitalized internal software development costs, which is classified in Depreciation in the Consolidated Statements of Operations, totaled $7.9 million, $8.3 million, and $7.4 million during 2010, 2009, and 2008, respectively.

The Company's corporate headquarters is located in approximately 213,000 square feet of leased office space in three buildings located in Stamford, Connecticut. The Stamford facility accommodates research and analysis, marketing, sales, client support, production, corporate services, executive offices, and administration. In April 2010, the Company entered into a new 15 year lease agreement for this facility. The new lease grants the Company three options to renew at fair market value for five years each, and an option to purchase the facility at fair market value.

In accordance with FASB ASC Topic 840, the Company accounts for the new Stamford lease as an operating lease arrangement. The total minimum payments the Company will be obligated to pay under this lease, including contractual escalation clauses and reduced rents during the renovation period, will be expensed on a straight-line basis over the lease term. As of December 31, 2010, the total minimum lease payments under this non-cancelable lease agreement were $84.5 million.

Under the terms of the new Stamford lease, the landlord will provide up to $25.0 million to be used to renovate the three buildings and the parking areas comprising the facility. The renovation work will occur in 2011 and 2012. The contractual amount due from the landlord was recorded as a tenant improvement allowance in Other assets and as deferred rent in Other liabilities on the Consolidated Balance Sheets. As the renovation work progresses and payments are received from the landlord, the tenant improvement receivable will be relieved and leasehold improvement assets will be recorded in Property, equipment, and leasehold improvements. The leasehold improvement assets will be amortized to Depreciation expense over their useful lives beginning when the assets are placed in service. The amount recorded as deferred rent will be amortized as a reduction to rent expense (SG&A) on a straight-line basis over the term of the lease. For the year ended December 31, 2010, approximately $1.0 million of the deferred rent balance was amortized to rent expense.

Intangible assets. Intangible assets are amortized using the straight-line method over their expected useful lives. Intangible assets subject to amortization include the following (in thousands):

December 31, 2010	Content	Trade Name	Customer Relationships	Noncompete Agreements	Total
Gross cost	$10,634	$ 5,758	$ 7,210	$ 207	$ 23,809
Accumulated amortization	(7,089)	(1,152)	(1,803)	(181)	(10,225)
Net	$ 3,545	$ 4,606	$ 5,407	$ 26	$ 13,584

December 31, 2009	Content	Trade Name	Customer Relationships	Noncompete Agreements	Total
Gross cost (1)	$10,634	$5,758	$14,910	$ 416	$31,718
Accumulated amortization	—	—	(7,315)	(290)	(7,605)
Net	$10,634	$5,758	$ 7,595	$ 126	$24,113

(1) The Company recorded $23.6 million of purchased intangibles from the acquisitions of AMR Research and Burton Group in December 2009 (see Note 2 — Acquisitions).

Intangible assets will be amortized against earnings over the following period:

	Useful Life (Years)
Content	1.5
Trade Name	5
Customer Relationships	4
Noncompete Agreements	2-5

Aggregate amortization expense on intangible assets was $10.5 million, $1.6 million, and $1.6 million for 2010, 2009, and 2008, respectively.

The estimated future amortization expense by year from purchased intangibles is as follows (in thousands):

2011	$6,530
2012	2,955
2013	2,955
2014	1,144
	$13,584

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. The evaluation of goodwill is performed in accordance with FASB ASC Topic 350, which requires an annual assessment of potential goodwill impairment at the reporting unit level. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of reporting units is estimated using discounted cash flows, market multiples, and other valuation techniques.

The following table presents changes to the carrying amount of goodwill by reporting segment during the two years ended December 31, 2010 (in thousands):

	Research	Consulting	Events	Total
Balance, December 31, 2008 (1)	$280,161	$ 84,048	$34,528	$398,737
Foreign currency translation adjustments	4,386	1,434	73	5,893
Additions due to AMR Research and Burton Group acquisitions	86,083	15,262	7,637	108,982
Balance, December 31, 2009	$370,630	$100,744	$42,238	$513,612
Foreign currency translation adjustments and other (2)	(2,109)	(927)	(311)	(3,347)
Balance, December 31, 2010	$368,521	$ 99,817	$41,927	$510,265

(1) The Company has not recorded charges for goodwill impairment since its adoption of the current goodwill impairment rules on January 1, 2002. Accordingly, the Company considers the goodwill amount as of December 31, 2008 to be the gross amount of goodwill.

(2) Includes the impact of foreign currency translation and certain immaterial goodwill adjustments.

Impairment of long-lived assets and intangible assets. The Company reviews long-lived assets and intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the respective asset may not be recoverable. Such evaluation may be based on a number of factors including current and projected operating results and cash flows, changes in management's strategic direction as well as external economic and market factors.

The Company's policy regarding long-lived assets and intangible assets other than goodwill is to evaluate the recoverability of these assets by determining whether the balance can be recovered through undiscounted future operating cash flows. Should events or circumstances indicate that the carrying value might not be recoverable based on undiscounted future operating cash flows, an impairment loss would be recognized. The amount of impairment, if any, is measured based on the difference between projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds and the carrying value of the asset.

Pension obligations. The Company has defined-benefit pension plans in three of its international locations (see Note 14 — Employee Benefits). Benefits earned under these plans are generally based on years of service and level of employee compensation. The Company accounts for defined benefit plans in accordance with the requirements of FASB ASC Topic 715. The Company determines the periodic pension expense and related liabilities for these plans through actuarial assumptions and valuations. The Company recognized $2.4 million, $2.2 million, and $2.2 million of expense for these plans in 2010, 2009, and 2008, respectively. The Company classifies pension expense in SG&A in the Consolidated Statements of Operations.

Foreign currency exposure. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded as foreign currency translation adjustments, a component of Accumulated Other Comprehensive Income (Loss), net within the Stockholders' equity section of the Consolidated Balance Sheets. Income and expense items are translated at average exchange rates for the year.

Currency transaction gains or losses arising from transactions denominated in currencies other than the functional currency of a subsidiary are included in results of operations in Other income (expense), net within the Consolidated Statements of Operations. Net currency transaction (losses) gains were $(4.8) million, $(3.6) million, and $(0.9) million in 2010, 2009, and 2008, respectively.

We enter into foreign currency forward exchange contracts to offset the effects of adverse fluctuations in foreign currency exchange rates. These contracts generally have a short duration and are recorded at fair value with unrealized and realized gains and losses recorded in Other income (expense). The net gain (loss) from these contracts was $2.8 million, $0.7 million, and $(0.6) million for 2010, 2009, and 2008, respectively.

Fair value disclosures. The Company's fair value disclosures are included in Note 13 — Fair Value Disclosures.

Concentrations of credit risk. Assets that may subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, interest rate swaps, and a pension reinsurance asset. The majority of the Company's cash equivalent investments and its interest rate swap contract are with investment grade commercial banks that are participants in the Company's 2010 Credit Agreement. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion. The Company's pension reinsurance asset (see Note 14 — Employee Benefits) is maintained with a large international insurance company that was rated investment grade as of December 31, 2010.

Stock repurchase programs. The Company records the cost to repurchase its own shares to treasury stock. During 2010, 2009 and 2008, the Company recorded $99.8 million, $3.7 million, and $198.6 million, respectively, of stock repurchases (see Note 8-Equity). Shares repurchased by the Company are added to treasury shares and are not retired.

Recent Accounting Developments

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures."* ASU 2010-06 requires fair value hierarchy disclosures to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the balance sheet. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional disclosure requirements became effective January 1, 2010. In general, Gartner does not anticipate transfers between the different levels of the fair value hierarchy, and for the twelve months ended December 31, 2010, there were none. Our required fair value disclosures are presented in Note 13 — *Fair Value Disclosures.* Beginning January 1, 2011, the FASB will also require additional disclosures regarding changes in Level 3 instruments.

In September 2009, the FASB issued ASU 2009-13, "Revenue Arrangements with Multiple Deliverables." ASU 2009-13 requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. ASU 2009-13 eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance is expected to allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under current requirements. ASU 2009-13 will be effective for the Company beginning in the first quarter of fiscal year 2012, but early adoption is permitted.

2 — ACQUISITIONS

In December 2009 the Company acquired all of the outstanding shares of AMR Research and Burton Group for a total of $117.7 million in cash. The Company's consolidated results include the operating results of these businesses beginning on their respective acquisition dates. In September 2010 the Company finalized the allocation of the purchase price related to these acquisitions, resulting in immaterial adjustments to recorded goodwill. The Company recorded $7.9 million of acquisition and integration expenses related to these acquisitions during 2010 and $2.9 million in 2009. Included in these charges are legal fees and consultant fees in connection with the acquisition and integration, as well as severance costs related to redundant headcount.

The Company received contractual indemnifications from the selling shareholders of AMR Research and Burton Group for certain pre-acquisition liabilities, which the Company estimated at $6.1 million. In accordance with FASB ASC Topic 805, the Company recorded a $6.1 million indemnification receivable in Prepaid expenses and other current assets and a $6.1 million liability in Accrued liabilities, which were included in the purchase price allocation. Separately, a portion of the sale proceeds were placed in an escrow account pending resolution of these pre-acquisition liabilities.

During 2010, the Company paid $5.1 million to settle these pre-acquisition liabilities and received reimbursement from the escrow account for the same amount. As a result, the settlement of these liabilities had no impact on the Company's results of operations, cash flows, or recorded goodwill. The Company believes the remaining $1.0 million recorded in Accrued liabilities is a reasonable estimate of the amount necessary to satisfy the remaining liabilities, which is fully reimbursable from the escrow account.

3 — DISCONTINUED OPERATIONS

In 2008 the Company sold its Vision Events business, which had been part of the Company's Events segment. The Company realized net cash proceeds from the sale of $7.8 million and recorded a net gain on the sale of approximately $7.1 million after deducting direct costs to sell, a charge of $1.8 million of allocated Events segment goodwill, and related tax charges. The results of operations of this business and the gain on sale are recorded in Income from discontinued operations, net of taxes in the Consolidated Statements of Operations.

4 — OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31,	
	2010	2009
Security deposits	$ 3,959	$ 3,545
Debt issuance costs	4,987	1,384
Benefit plan related assets	36,089	30,903
Non-current deferred tax assets	21,166	29,527
Tenant improvement allowance (1)	24,570	—
Other	2,322	1,904
Total other assets	$93,093	$67,263

(1) Represents contractual amounts receivable for the Stamford headquarters renovation.

5 — ACCOUNTS PAYABLE, ACCRUED, AND OTHER LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31,	
	2010	2009
Accounts payable	$17,791	$ 14,312
Payroll, employee benefits, severance	62,882	63,600
Bonus payable	64,620	53,264
Commissions payable	41,503	39,705
Taxes payable	15,030	17,693
Acquisition payables (1)	—	13,059
Rent and other facilities costs	7,108	9,666
Professional and consulting fees	3,706	4,112
Events fulfillment liabilities	4,367	3,905
Other accrued liabilities	30,726	36,650
Total accounts payable and accrued liabilities	$247,733	$255,966

(1) Consists of amounts payable related to the acquisition of Burton Group in December 2009. These liabilities were paid in January 2010.

Other liabilities consist of the following (in thousands):

	December 31,	
	2010	2009
Non-current deferred revenue	$ 4,659	$ 3,912
Long-term taxes payable	18,193	15,064
Benefit plan-related liabilities	44,939	37,977
Deferred rent — Stamford lease (1)	23,813	—
Other	15,846	23,618
Total Other liabilities	$107,450	$80,571

(1) Represents deferred rent on the Company's Stamford lease.

6 — DEBT

2010 Credit Agreement

On December 22, 2010, the Company entered into a new credit facility (the "2010 Credit Agreement") with a syndication of banks led by JPMorgan Chase to take advantage of favorable financing conditions and to obtain greater financial flexibility and liquidity through a larger revolving credit facility. The 2010 Credit Agreement provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility. In addition, the 2010 Credit Agreement contains an expansion feature by which the term loan and revolving credit facility may be increased, at the Company's option and under certain conditions, by up to an additional $150.0 million in the aggregate. The Company paid $4.8 million in debt issuance costs in 2010 related to the refinancing, which was capitalized and will be amortized to interest expense over the term of the 2010 Credit Agreement.

On December 22, 2010 the Company drew down $200.0 million from the term loan facility and $100.0 million from the revolving credit facility which was used to repay amounts outstanding under the Company's prior credit arrangement, which was terminated in connection with the refinancing. At the end of December 2010 the Company repaid $80.0 million of the amount drawn down on the revolving credit facility. Future amounts to be drawn down under the revolving credit facility will be used for general working capital purposes.

The term loan will be repaid in 19 consecutive quarterly installments commencing March 31, 2011, plus a final payment due on December 22, 2015, and may be prepaid at any time without penalty or premium at the Company's option. The revolving credit facility may be used for loans, and up to $40.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and re-borrowed until December 22, 2015, at which time all amounts borrowed must be repaid.

Amounts borrowed under the 2010 Credit Agreement bear interest at a rate equal to, at the Company's option, either (i) the greatest of: the administrative agent's prime rate; the average rate on overnight federal funds plus 1/2 of 1%; and the eurodollar rate (adjusted for statutory reserves) plus 1% , in each case plus a margin equal to between 0.50% and 1.25% depending on the Company's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended, or (ii) the eurodollar rate (adjusted for statutory reserves) plus a margin equal to between 1.50% and 2.25%, depending on the Company's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended.

The 2010 Credit Agreement contains certain customary restrictive loan covenants, including, among others, financial covenants requiring a maximum leverage ratio, a minimum interest expense coverage ratio, and covenants limiting the Company's ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures, make investments and enter into certain transactions with affiliates. The Company was in full compliance with these covenants as of December 31, 2010.

The following table provides information regarding the Company's borrowings:

Description:	Amount Outstanding December 31, 2010 (1), (2) (In thousands)	Contractual Annualized Interest Rate December 31, 2010 (3)	Amount Outstanding December 31, 2009 (4) (In thousands)
Term loans	$200,000	2.30%	$201,000
Revolver	20,156	2.26%	128,000
Total	$220,156		$329,000

(1) The $220.2 million outstanding includes $220.0 million borrowed under the 2010 Credit Agreement and $0.2 million borrowed under a separate arrangement related to the renovation of a leased facility.

(2) The Company had approximately $376.0 million of available borrowing capacity on the revolver (not including the expansion feature) as of December 31, 2010.

(3) The term loan rate consisted of a three-month 0.3% Eurodollar base rate plus a margin of 2.0%, while the revolver rate consisted of a one-month Eurodollar base rate of 0.26% plus a margin of 2.0%. The Company has an interest rate swap contract which converts the floating Eurodollar base rate to a fixed base rate on $200.0 million of three-month borrowings (see below).

(4) These loans were outstanding under the credit arrangement that was terminated in December 2010. These amounts were repaid in 2010.

In December 2010, the Company recorded certain incremental pre-tax charges due to the termination of the prior credit arrangement. These charges would have been recognized as expenses in 2011, but accounting rules required their accelerated recognition in 2010. These accelerated pre-tax charges included $3.3 million for deferred losses on interest rate swap contracts that had been recorded in Other Comprehensive Income (OCI) and $0.4 million for the write-off of a portion of capitalized debt issuance costs resulting from the extinguishment of the previous long-term indebtedness. In accordance with FASB ASC Topic 815, the deferral of the amounts in OCI was no longer permitted since the forecasted interest payments related to the previous debt would not occur. Both the debt issuance and interest rate swap charges were recorded in Interest expense in the Consolidated Statements of Operations.

Interest Rate Swap Hedge

On December 22, 2010, the Company entered into a $200.0 million notional fixed-for-floating interest rate swap contract which it designated as a hedge of the forecasted interest payments on the Company's variable rate borrowings. Under the swap terms, the Company pays a base fixed rate of 2.26% and in return receives a three-month Eurodollar base rate.

The Company accounts for the interest rate swap as a cash flow hedge in accordance with FASB ASC Topic 815. Since the swap is hedging forecasted interest payments, changes in the fair value of the swap are recorded in OCI as long as the swap continues to be a highly effective hedge of the designated interest rate risk. Any ineffective portion of change in the fair value of the hedge is recorded in earnings. At December 31, 2010, there was no ineffective portion of the hedge. The interest rate swap had a negative fair value to the Company of $2.1 million at December 31, 2010, which is recorded in OCI, net of tax effect.

Letters of Credit

The Company issues letters of credit and related guarantees in the ordinary course of business. At December 31, 2010 and 2009, the Company had outstanding letters of credit and guarantees of approximately $4.7 million and $4.2 million, respectively.

7 — COMMITMENTS AND CONTINGENCIES

The Company leases various facilities, furniture, and computer equipment under operating lease arrangements expiring between 2011 and 2027. The future minimum annual cash payments under non-cancelable operating lease agreements at December 31, 2010, are as follows (in thousands):

Year ended December 31,	
2011	$ 30,775
2012	23,582
2013	19,718
2014	16,160
2015	11,715
Thereafter	66,640
Total minimum lease payments (1), (2)	$168,590

(1) Excludes $25.0 million of contractual payments receivable for leasehold improvements on the Company's Stamford headquarters lease (see *Property, equipment and leasehold improvements* in Note 1 — Business and Significant Accounting Policies for additional discussion).

(2) Excludes approximately $2.5 million of contractual sublease rental income.

We are involved in various legal proceedings and litigation arising in the ordinary course of business. The outcome of these individual matters is not predictable at this time. However, we believe that the ultimate resolution of these matters, after considering amounts already accrued and insurance coverage, will not have a material adverse effect on our financial position, results of operations, or cash flows in future periods.

The Company has various agreements that may obligate us to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2010, we did not have any indemnification agreements that would require material payments.

The Company received cash proceeds of $1.2 million in 2008 related to the settlement of a litigation matter which was recorded as a gain in Other (expense) income, net in the Consolidated Statements of Operations.

8 — EQUITY

Common stock. Holders of Gartner's Common Stock, par value $.0005 per share ("Common Stock") are entitled to one vote per share on all matters to be voted by stockholders. The Company does not currently pay cash dividends on its Common Stock. Also, our credit arrangement contains a negative covenant which may limit our ability to pay dividends.

The following table summarizes transactions relating to Common Stock for the three years' ending December 31, 2010:

	Issued Shares	Treasury Stock Shares
Balance at December 31, 2007	156,234,415	57,202,660
Issuances under stock plans	—	(4,568,658)
Purchases for treasury	—	9,719,573
Balance at December 31, 2008	156,234,415	62,353,575
Issuances under stock plans	—	(2,302,935)
Purchases for treasury	—	306,032
Balance at December 31, 2009	156,234,415	60,356,672
Issuances under stock plans	—	(4,029,673)
Purchases for treasury	—	3,918,719
Balance at December 31, 2010	156,234,415	60,245,718

Share repurchase program. The Company has a $500.0 million share repurchase program, of which $481.9 million remained available for share repurchases as of December 31, 2010. The $500.0 million share repurchase program was approved by the Company's Board of Directors in the third quarter of 2010 and replaced the Company's prior repurchase program, which had been largely expended.

Repurchases may be made from time-to-time through open market purchases, private transactions, tender offers or other transactions. The amount and timing of repurchases will be subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may also be made from time-to-time in connection with the settlement of the Company's shared-based compensation awards. Repurchases will be funded from cash flow from operations or borrowings. During 2010, 2009, and 2008, the Company recorded $99.8 million, $3.7 million, and $198.6 million, respectively, of Common Stock repurchases.

9 — STOCK-BASED COMPENSATION

The Company grants stock-based compensation awards as an incentive for employees and directors to contribute to the Company's long-term success. The Company currently awards stock-settled stock appreciation rights, service- and performance-based restricted stock units, and common stock equivalents. At December 31, 2010, the Company had approximately 7.0 million shares of Common Stock available for awards of stock-based compensation under its 2003 Long-Term Incentive Plan.

The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). Stock-based compensation expense is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. At the present time, the Company issues treasury shares upon the exercise, release or settlement of stock-based compensation awards.

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain highly complex and subjective assumptions, including the expected life of the stock compensation awards and the Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the amount of employee forfeitures and the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

The Company recognized the following amounts of stock-based compensation expense (in millions) for the year ended December 31:

Award type:	2010	2009	2008
Stock appreciation rights (SARs)	$ 4.6	$ 4.4	$ 3.2
Restricted stock	—	—	0.4
Restricted stock units (RSUs)	27.5	21.3	14.8
Common stock equivalents (CSEs)	0.5	0.4	0.4
Options	—	—	1.9
Total (1)	$32.6	$26.1	$20.7

(1) Includes charges of $3.1 million, $1.9 million, and $1.3 million in 2010, 2009, and 2008, respectively, for awards to retirement-eligible employees.

Stock-based compensation (in millions) was recognized as follows in the Consolidated Statements of Operations for the year ended December 31:

Amount recorded in:	2010	2009	2008
Costs of services and product development	$14.8	$12.6	$ 9.6
Selling, general, and administrative	17.8	13.5	11.1
Total stock-based compensation expense recognized	$32.6	$26.1	$20.7

As of December 31, 2010, the Company had $45.7 million of total unrecognized stock-based compensation cost, which is expected to be recognized as stock-based compensation expense over the remaining weighted-average service period of approximately 1.8 years.

Stock-Based Compensation Awards

The following disclosures provide information regarding the Company's stock-based compensation awards, all of which are classified as equity awards in accordance with FASB ASC Topic 505:

Stock Appreciation Rights

Stock-settled stock appreciation rights (SARs) are settled in common shares and are similar to stock options as they permit the holder to participate in the appreciation of the Common Stock. SARs may be settled in shares of Common Stock by the employee once the applicable vesting criteria have been met. SARs vest ratably over a four-year service period and expire seven years from the grant date. The fair value of SARs awards is recognized as compensation expense on a straight-line basis over four years. SARs are awarded only to the Company's executive officers.

When SARs are exercised, the number of shares of Common Stock issued is calculated as follows: (1) the total proceeds from the SARs exercise (calculated as the closing price of the Common Stock on the date of exercise less the exercise price of the SARs, multiplied by the number of SARs exercised) is divided by (2) the closing price of the Common Stock on the exercise date. The Company withholds a portion of the shares of Common Stock issued upon exercise to satisfy minimum statutory tax withholding requirements. SARs recipients do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until after actual shares of Common Stock are issued in respect of the award, which is subject to the prior satisfaction of the vesting and other criteria relating to such grants.

The following table provides a summary of the changes in SARs outstanding for the year ended December 31, 2010:

	SARs in millions	Per Share Weighted-Average Exercise Price	Per Share Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2009	2.9	$15.43	$6.09	4.67 years
Granted	0.5	22.06	8.27	6.12 years
Forfeited	—	—	—	—
Exercised	(0.9)	14.60	6.00	na
Outstanding at December 31, 2010 (1)	2.5	$17.22	$6.62	4.55 years
Vested and exercisable at December 31, 2010 (1)	0.9	$17.79	$6.70	3.44 years

na=not applicable

(1) At December 31, 2010, SARs outstanding had an intrinsic value of $40.5 million. SARs vested and exercisable had an intrinsic value of $13.5 million.

The fair value of the SARs grants was determined on the date of the grant using the Black-Scholes-Merton valuation model with the following weighted-average assumptions for the years ended December 31:

	2010	2009	2008
Expected dividend yield (1)	0%	0%	0%
Expected stock price volatility (2)	40%	50%	36%
Risk-free interest rate (3)	2.4%	2.3%	2.8%
Expected life in years (4)	000 4.75	4.80	4.75

(1) The dividend yield assumption is based on the history and expectation of the Company's dividend payouts. Historically Gartner has not paid cash dividends on its Common Stock.

(2) The determination of expected stock price volatility was based on both historical Common Stock prices and implied volatility from publicly traded options in Common Stock.

(3) The risk-free interest rate is based on the yield of a U.S. Treasury security with a maturity similar to the expected life of the award.

(4) The expected life in years is based on the "simplified" calculation provided for in SAB No. 107. The simplified method determines the expected life in years based on the vesting period and contractual terms as set forth when the award is made. The Company continues to use the simplified method for awards of stock-based compensation since it does not have the necessary historical exercise and forfeiture data to determine an expected life for SARs, as permitted by SAB No. 110.

Restricted Stock, Restricted Stock Units, and Common Stock Equivalents

Restricted stock awards give the awardee the right to vote and to receive dividends and distributions on these shares; however, the awardee may not sell the restricted shares until all restrictions on the release of the shares have lapsed and the shares are released.

Restricted stock units (RSUs) give the awardee the right to receive shares of Common Stock when the vesting conditions are met and the restrictions lapse, and each RSU that vests entitles the awardee to one common share. RSU awardees do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until after the common shares are released.

Common stock equivalents (CSEs) are convertible into Common Stock, and each CSE entitles the holder to one common share. Members of our Board of Directors receive directors' fees payable in CSEs unless they opt to receive up to 50% of the fees in cash. Generally, the CSEs are converted when service as a director terminates unless the director has elected an accelerated release.

The fair value of restricted stock, RSUs, and CSEs is determined on the date of grant based on the closing price of the Common Stock as reported by the New York Stock Exchange on that date. The fair value of these awards is recognized as compensation expense as follows: (i) restricted stock awards vest based on the achievement of a market condition and are expensed on a straight-line basis over approximately three years; (ii) service-based RSUs vest ratably over four years and are expensed on a straight-line basis over four years; (iii) performance-based RSUs are subject to both performance and service conditions, vest ratably over four years, and are expensed on an accelerated basis; and (iv) CSEs vest immediately and are recorded as expense on the date of grant.

A summary of the changes in restricted stock, RSUs and CSEs during the year ended December 31, 2010 follows:

	Restricted Stock	Per Share Weighted-Average Grant Date Fair Value	Restricted Stock Units (RSUs)	Per Share Weighted-Average Grant Date Fair Value	Common Stock Equivalents (CSEs)	Per Share Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2009	200,000	$7.30	3,763,805	$14.57	135,224	na
Granted (1), (2)	—	—	1,619,624	22.18	18,298	$26.66
Vested or released (3)	(200,000)	7.30	(1,443,065)	15.23	(36,314)	na
Forfeited	—	—	(72,093)	16.83	—	na
Outstanding at December 31, 2010 (4)	—	$ —	3,868,271	$16.52	117,208	na

na=not available

(1) The 1.6 million RSUs granted in 2010 consisted of 0.9 million performance-based RSUs awarded to executives and 0.7 million service-based RSUs awarded to non-executive employees and certain board members. The number of performance-based RSUs granted was subject to the achievement of a performance condition tied to the annual increase in the Company's subscription-based contract value for 2010, which ranged from 0% to 200% of the target number depending on the performance level achieved. The aggregate performance-based RSU target for 2010 was 0.5 million shares. The actual performance target achieved for 2010 was approximately 174%, resulting in the grant of 0.9 million performance-based RSUs.

(2) CSEs represent fees paid to directors. The CSEs vest when granted and are convertible into common shares when the director leaves the Board of Directors or earlier if the director elects to accelerate the release.

(3) These restricted shares held by the Company's CEO vested in the fourth quarter of 2010 after the designated market conditions were achieved. There was no remaining unamortized cost on these shares.

(4) The weighted-average remaining contractual term of the RSUs is 1.1 years. The CSEs have no defined contractual term.

Stock Options

Historically, the Company granted stock options to employees that allowed them to purchase shares of the Common Stock at a certain price. The Company has not made any stock option grants since 2006. All outstanding options are fully vested and there is no remaining unamortized cost. The Company received approximately $20.7 million, $12.2 million, and $42.0 million in cash from option exercises in the twelve months ended December 31, 2010, 2009, and 2008, respectively.

The following table provides a summary of the changes in stock options outstanding for the year ended December 31, 2010:

	Options in millions	Per Share Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2009	4.7	$10.65	3.07 years
Expired	—	10.81	na
Exercised (1)	(2.1)	10.04	na
Outstanding at December 31, 2010 (2)	2.6	$11.13	2.59 years

na=not applicable

(1) Options exercised during 2010 had an aggregate intrinsic value of $34.7 million.

(2) At December 31, 2010, options outstanding had an aggregate intrinsic value of $58.2 million.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the "ESPP Plan") under which eligible employees are permitted to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $23,750 in any calendar year), at a price equal to 95% of the closing price of the Common Stock as reported by the New York Stock Exchange at the end of each offering period.

At December 31, 2010, the Company had approximately 1.4 million shares available for purchase under the ESPP Plan. The ESPP Plan is considered non-compensatory under FASB ASC Topic 718, and as a result the Company does not record compensation expense related to these employee share purchases. The Company received $2.8 million in cash from share purchases under the ESPP Plan in 2010 and $2.7 million in both 2009 and 2008.

10 — COMPUTATION OF EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of Common Stock outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. When the impact of common share equivalents is antidilutive, they are excluded from the calculation.

The following table sets forth the reconciliation of the basic and diluted earnings per share computations (in thousands, except per share amounts) for the years ended December 31:

	2010	2009	2008
Numerator:			
Net income used for calculating basic and diluted earnings per common share	$96,285	$82,964	$103,871
Denominator: (1)			
Weighted average number of common shares used in the calculation of basic earnings per share	95,747	94,658	95,246
Common share equivalents associated with stock-based compensation plans	4,087	2,891	3,782
Shares used in the calculation of diluted earnings per share	99,834	97,549	99,028
Earnings per share:			
Basic (2)	$ 1.01	$ 0.88	$ 1.09
Diluted (2)	$ 0.96	$ 0.85	$ 1.05

(1) During 2010, 2009 and 2008, the Company repurchased 3.9 million, 0.3 million, and 9.7 million shares of its Common Stock, respectively.

(2) Basic and diluted earnings per share include income from discontinued operations of $0.07 per share in 2008.

The following table presents the number of common share equivalents that were not included in the computation of diluted EPS in the table above because the effect would have been antidilutive. During periods with reported income, these common share equivalents were antidilutive because their exercise price was greater than the average market value of a share of Common Stock during the period. During periods with reported loss, all common share equivalents would have an antidilutive effect.

	2010	2009	2008
Antidilutive common share equivalents as of December 31 (in millions):	0.5	1.7	1.3
Average market price per share of Common Stock during the year	$26.35	$15.52	$20.17

11 — INCOME TAXES

Following is a summary of the components of income before income taxes for the years ended December 31 (in thousands):

	2010	2009	2008
U.S.	$ 78,933	$ 54,793	$ 79,393
Non-U.S.	55,152	60,733	65,348
Income before income taxes	$134,085	$115,526	$144,741

The expense for income taxes on the above income consists of the following components (in thousands):

	2010	2009	2008
Current tax expense (benefit):			
U.S. federal	$9,078	$8,749	$10,564
State and local	2,645	3,107	3,341
Foreign	10,341	14,340	15,614
Total current	22,064	26,196	29,519
Deferred tax (benefit) expense:			
U.S. federal	4,263	7,477	(547)
State and local	72	3,168	1,848
Foreign	(6,013)	1,281	(2,798)
Total deferred	(1,678)	11,926	(1,497)
Total current and deferred	20,386	38,122	28,022
Benefit (expense) relating to interest rate swap used to increase (decrease) equity	(2,523)	(2,530)	3,776
Benefit from stock transactions with employees used to increase equity	18,559	621	15,876
Benefit (expense) relating to defined-benefit pension adjustments used to increase (decrease) equity	375	(296)	(594)
Benefit (expense) of acquired tax assets (liabilities) used to decrease (increase) goodwill	1,003	(3,355)	513
Tax expense on continuing operations	37,800	32,562	47,593
Tax expense on discontinued operations	—	—	622
Total tax expense	$37,800	$32,562	$48,215

Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2010	2009
Depreciation	$ —	$ 3,261
Expense accruals	39,892	28,751
Loss and credit carryforwards	19,999	35,232
Other assets	21,843	25,213
Gross deferred tax asset	81,734	92,457
Depreciation	(5,595)	—
Intangible assets	(14,816)	(17,259)
Prepaid expenses	(9,342)	(7,098)
Other liabilities	(110)	(1,190)
Gross deferred tax liability	(29,863)	(25,547)
Valuation allowance	(2,634)	(19,692)
Net deferred tax asset	$ 49,237	$ 47,218

Current net deferred tax assets and current net deferred tax liabilities were $28.4 million and $0.4 million as of December 31, 2010 and $19.0 million and $1.2 million as of December 31, 2009, respectively, and are included in Prepaid expenses and other current assets and Accounts payable and accrued liabilities in the Consolidated Balance Sheets. Long-term net deferred tax assets and long-term net deferred tax liabilities were $21.2 million and $0.0 million as of December 31, 2010 and $29.5 million and $0.1 million as of December 31, 2009, respectively, and are included in Other assets and Other liabilities in the Consolidated Balance Sheets. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The valuation allowances in 2010 relate primarily to non-U.S. net operating losses and domestic capital loss carryforwards that more likely than not will expire unutilized. The valuation allowances in 2009 relate primarily to those items as well as domestic foreign tax credits. The net decrease in valuation allowance of $17.1 million in 2010 relates primarily to the following items: (a) the release of approximately $6.0 million of valuation allowance for changes in both actual and anticipated utilization of foreign tax credits, (b) the release of approximately $5.4 million of valuation allowance for changes in both actual and anticipated utilization of foreign net operating losses, and (c) the release of approximately $5.5 million of valuation allowance on federal and state capital loss carryovers.

The Company has established a full valuation allowance against domestic realized and unrealized capital losses, as the future utilization of these losses is uncertain. As of December 31, 2010, the Company had U.S. federal capital loss carryforwards of $2.1 million, the majority of which will expire in 2012. The Company also had $2.1 million in state and local capital loss carryforwards that expire over a similar period of time.

As of December 31, 2010, the Company had state and local tax net operating loss carryforwards of $154.5 million, of which $5.4 million expire within one to five years, $110.0 million expire within six to fifteen years, and $39.1 million expire within sixteen to twenty years. In addition, the Company had non-U.S. net operating loss carryforwards of $29.0 million, of which $3.3 million expire over the next 20 years and $25.7 million that can be carried forward indefinitely. As of December 31, 2010 the Company also had foreign tax credit carryforwards of $4.3 million, the majority of which expire in 2018.

The differences between the U.S. federal statutory income tax rate and the Company's effective tax rate on income before income taxes for the years ended December 31 follow:

	2010	2009	2008
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.3	3.0	2.8
Foreign income taxed at different rates	(6.2)	(5.0)	(4.4)
Repatriation of foreign earnings	8.5	4.1	7.6
Record (release) valuation allowance	(12.7)	(4.5)	(9.2)
Foreign tax credits	(0.8)	(1.9)	(1.0)
(Release) increase reserve for tax contingencies	2.0	(3.5)	(0.3)
Other items (net)	(0.9)	1.0	2.4
Effective tax rate	28.2%	28.2%	32.9%

As of December 31, 2010 and December 31 2009, the Company had gross unrecognized tax benefits of $15.8 million and $13.8 million respectively. The increase is primarily attributable to uncertainties surrounding the utilization of certain carryforward attributes. It is reasonably possible that the gross unrecognized tax benefits will be decreased by $0.1 million within the next 12 months due primarily to anticipated settlements and the expiration of certain statutes of limitation.

The Company classifies uncertain tax positions not expected to be settled within one year as long term liabilities. As of December 31, 2010 and December 31, 2009, the Company had Other Liabilities of $15.7 million and $13.5 million respectively related to long term uncertain tax positions.

The Company records accrued interest and penalties related to unrecognized tax benefits in its income tax provision. As of December 31, 2010 and December 31, 2009, the Company had $3.8 million and $2.8 million of accrued interest and penalties respectively, related to unrecognized tax benefits. These amounts are in addition to the gross unrecognized tax benefits noted above. The total amount of interest and penalties recognized in the Consolidated Statements of Operations for years ending December 31, 2010 and 2009 was $1.0 million and $(0.5) million, respectively.

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, for the years ending December 31 (in thousands):

	2010	2009
Beginning balance	$13,804	$16,347
Additions based on tax positions related to the current year	3,999	953
Additions for tax positions of prior years	592	415
Reductions for tax positions of prior years	(137)	(334)
Reductions for expiration of statutes	(610)	(3,349)
Settlements	(1,668)	(447)
Change in foreign currency exchange rates	(156)	219
Ending balance	$15,824	$13,804

In 2010, the Company repatriated approximately $85.0 million from its foreign subsidiaries. The cash cost of the repatriation was offset with the utilization of foreign tax credits and capital loss carryovers.

The number of years with open statutes of limitation varies depending on the tax jurisdiction. Generally, the Company's statutes are open for tax years ended December 31, 2006 and forward. Major taxing jurisdictions include the U.S. (federal and state), the United Kingdom, Germany, Italy, Canada, Japan, the Netherlands, and Ireland.

The Internal Revenue Service ("IRS") has completed its examination of the federal income tax return of the Company for the tax year ended December 31, 2007. In December 2010, the Company received a report of the audit findings. The Company disagrees with certain of the proposed adjustments and intends to vigorously dispute this matter through applicable IRS and judicial procedures, as appropriate. The Company believes that it has recorded reserves sufficient to cover exposures related to these issues. However, the resolution of such matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts recorded. Although the final resolution of the proposed adjustments is uncertain, we believe the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, cash flows, or results of operations.

As of December 31, 2010, the Company did not have any undistributed earnings of subsidiaries outside of the United States. Accordingly, no provision for United States federal and state income taxes has been provided thereon.

12 — DERIVATIVES AND HEDGING

The Company enters into a limited number of derivative contracts to offset the potentially negative economic effects of interest rate and foreign exchange movements. The Company accounts for its outstanding derivative contracts in accordance with FASB ASC Topic 815, which requires all derivatives, to include derivatives designated as accounting hedges, to be recorded on the balance sheet at fair value.

The following tables provide information regarding the Company's outstanding derivatives contracts as of, and for, the twelve months ended (in thousands, except for number of outstanding contracts):

December 31, 2010

Derivative Contract Type	Number of Outstanding Contracts	Contract Notional Amount	Fair Value Asset (Liability) (5)	Balance Sheet Line Item	Unrealized Gain (Loss) Recorded in OCI (6)
Interest Rate Swap (1)	1	$ 76,500	$(2,625)	Other Liabilities	$ —
Interest Rate Swap (2)	1	71,250	(1,341)	Other Liabilities	—
Interest Rate Swap (3)	1	200,000	(2,101)	Other Liabilities	(1,261)
Foreign Currency Forwards (4)	63	250,220	618	Other Current Assets	—
Total	66	$597,970	$(5,449)		$(1,261)

December 31, 2009

Derivative Contract Type	Number of Outstanding Contracts	Contract Notional Amount	Fair Value Asset (Liability) (5)	Balance Sheet Line Item	Unrealized Gain (Loss) Recorded in OCI (6)
Interest Rate Swap (1)	1	$126,000	$(6,594)	Other Liabilities	$(3,956)
Interest Rate Swap (2)	1	112,500	(2,769)	Other Liabilities	(1,090)
Foreign Currency Forwards (4)	19	117,300	740	Other Current Assets	—
Total	21	$355,800	$(8,623)		$(5,046)

(1) Changes in fair value of this swap have been recognized in earnings beginning in the third quarter of 2010. The swap was previously designated as a cash flow hedge of the forecasted interest payments on the Company's debt, and as a result the changes in fair value were recorded in OCI, net of tax effect. Hedge accounting on this interest rate swap was discontinued in the third quarter of 2010. In December 2010 the Company refinanced its debt, and as a result the remaining deferred losses previously recorded in OCI were charged to expense (see Note 6 — Debt). The swap matures in January 2012.

(2) Changes in fair value of this swap have been recognized in earnings beginning in the third quarter of 2009. The swap was previously designated as a cash flow hedge of the forecasted interest payments on the Company's debt, and as a result the changes in fair value were recorded in OCI, net of tax effect. Hedge accounting on this interest rate swap was discontinued in the third quarter of 2009. In December 2010 the Company refinanced its debt, and as a result the remaining deferred losses previously recorded in OCI were charged to expense (see Note 6 — Debt). The swap matures in January 2012.

(3) The Company entered into this swap on December 22, 2010. The Company designated and accounts for this swap as a cash flow hedge of the forecasted interest payments on borrowings (see Note 6 — Debt).

(4) The Company has foreign exchange transaction risk since it typically enters into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currencies. The Company enters into short-term foreign currency forward exchange contracts to offset the economic effects of these foreign currency transaction risks. These contracts are accounted for at fair value with realized and unrealized gains and losses recognized in Other income (expense), net since the Company does not designate these contracts as hedges for accounting purposes. All 63 of the outstanding contracts at December 31, 2010 matured by the end of January 2011.

(5) See Note 13 — Fair Value Disclosures for the determination of the fair value of these instruments.

(6) Represents the unrealized gain (loss) recorded in OCI, net of tax effect.

At December 31, 2010 the Company's derivative counterparties were all large investment grade financial institutions. The Company did not have any collateral arrangements with its derivative counterparties, and none of the derivative contracts contained credit-risk related contingent features.

The following table provides information regarding derivative gains and losses that have been recognized in the Consolidated Statements of Operations for the years ended December 31 (in thousands):

Amount recorded in:	2010	2009	2008
Interest expense, net (1)	$10.7	$ 9.6	$2.0
Other (income) expense, net (2)	(2.8)	(0.7)	0.6
Total expense, net	$ 7.9	$ 8.9	$2.6

(1) Includes interest expense recorded on interest rate swap contracts.

(2) Includes realized and unrealized gains and losses on foreign currency forward contracts.

13 — FAIR VALUE DISCLOSURES

FASB ASC Topic 820 provides a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the resulting fair value measurement. The valuation hierarchy contains three levels:

- Level 1 — Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2 — Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.
- Level 3 — Valuation inputs are unobservable and significant to the fair value measurement.

The Company's financial instruments include cash and cash equivalents, fees receivable from customers, accounts payable, and accruals which are normally short-term in nature. The Company believes the carrying amounts of these financial instruments reasonably approximates their fair value.

At December 31, 2010, the Company had $220.0 million of floating rate debt outstanding under its 2010 Credit Agreement, which is carried at amortized cost. The Company believes the carrying amount of the debt reasonably approximates its fair value as the rate of interest on the term loan and revolver are floating rate which reflect current market rates of interest for similar instruments with comparable maturities.

The following table presents Company assets and liabilities measured at fair value on a recurring basis utilizing Level 1 and Level 2 measurement inputs (in thousands):

Description:	Fair Value December 31, 2010	Fair Value December 31, 2009
Assets:		
Deferred compensation plan assets (1)	$24,113	$20,214
Foreign currency forward contracts (2)	618	740
	$24,731	$20,954
Liabilities:		
Interest rate swap contracts (3)	$ 6,067	$ 9,363

(1) The Company has a supplemental deferred compensation arrangement for the benefit of certain highly compensated officers, managers and other key employees (see Note 14 — Employee Benefits). The plan's assets consist of investments in money market and mutual funds, and company-owned life insurance.

The money market and mutual funds consist of cash equivalents and securities traded in active markets, and the Company considers the fair value of these assets to be based on a Level 1 input. These assets had a fair value of $7.5 million and $8.4 million as of December 31, 2010 and 2009, respectively. The fair value of the Company-owned life insurance is based on indirectly observable prices which the Company considers to be Level 2 inputs. These assets had a fair value of $16.6 million and $11.8 million at December 31, 2010 and 2009, respectively.

(2) The Company enters into foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates (see Note 12 — Derivatives and Hedging). Valuation of the foreign currency forward contracts is based on foreign currency exchange rates in active markets; thus the Company measures the fair value of these contracts under a Level 2 input.

(3) The Company has three interest rate swap contracts (see Note 12 — Derivatives and Hedging). To determine the fair value of the swaps, the Company relies on mark-to-market valuations prepared by third-party brokers based on observable interest rate yield curves. Accordingly, the fair value of the swaps is determined under a Level 2 input.

With the exception of goodwill, the Company does not utilize Level 3 valuation inputs to measure any of its assets or liabilities. Level 3 inputs are used by the Company in its periodic impairment reviews of goodwill. Information regarding the periodic assessment of goodwill is included in Note 1 — Business and Significant Accounting Policies.

14 — EMPLOYEE BENEFITS

Savings and investment plan. The Company has a savings and investment plan covering substantially all domestic employees. Company contributions are based upon the level of employee contributions, up to a maximum of 4% of the employee's eligible salary, subject to an annual maximum. For 2010, the maximum match was $6,600. In addition, the Company also contributes at least 1% of an employee's base compensation, subject to an IRS annual limitation of $2,450 for 2010. Amounts expensed in connection with the plan totaled $14.6 million, $13.0 million, and $12.5 million, in 2010, 2009, and 2008, respectively.

Deferred compensation arrangement. The Company has a supplemental deferred compensation arrangement for the benefit of certain highly compensated officers, managers and other key employees which is structured as a rabbi trust. The plan's investment assets are classified in Other assets on the Consolidated Balance Sheets at fair value. The value of the assets was $24.1 million and $20.2 million at December 31, 2010 and 2009, respectively.

The corresponding deferred compensation liability of $26.9 million and $23.0 million at December 31, 2010 and 2009, respectively, is carried at fair value, and is adjusted with a corresponding charge or credit to compensation cost to reflect the fair value of the amount owed to the employees and is included in Other liabilities on the Consolidated Balance Sheets. Total compensation expense (benefit) recognized for this arrangement was zero in 2010, $0.1 million in 2009, and $(0.4) million in 2008.

Defined benefit pension plans. The Company has defined-benefit pension plans in several of its international locations. Benefits earned under these plans are based on years of service and level of employee compensation. The Company accounts for material defined benefit plans in accordance with the requirements of FASB ASC Topics 715 and 960.

The following are the components of net periodic pension expense for the years ended December 31 (in thousands):

	2010	2009	2008
Service cost	$1,875	$1,465	$1,470
Interest cost	840	742	717
Recognition of actuarial (gain)/loss	(350)	(200)	(74)
Recognition of termination benefits	65	192	40
Net periodic pension expense	$2,430	$2,199	$2,153

The following are the assumptions used in the computation of net periodic pension expense for the years ended December 31:

	2010	2009	2008
Weighted-average discount rate	3.95%	4.85%	5.09%
Average compensation increase	2.80%	3.27%	3.27%

The weighted-average discount rate was determined by utilizing the yields on long-term corporate bonds in the relevant country with a duration consistent with the pension obligations.

The following table provides information related to changes in the projected benefit obligation (in thousands):

	December 31,		
	2010	2009	2008
Projected benefit obligation at beginning of year	$14,358	$13,286	$13,224
Service cost	1,875	1,465	1,470
Interest cost	840	742	717
Actuarial gain	1,100	(1,034)	(1,799)
Addition of foreign pension plan (1)	1,961	—	—
Benefits paid (2)	(220)	(562)	(583)
Foreign currency impact	(184)	461	257
Projected benefit obligation at end of year (3)	$19,730	$14,358	$13,286

(1) The Company adopted the defined benefit pension plan accounting provisions of FASB ASC Topics 715 and 960 for a foreign pension plan during 2010. The impact of this adoption was immaterial to the Company's Consolidated Financial Statements.

(2) The estimated benefits to be paid in future years are as follows: $0.3 million in 2011; $0.4 million in 2012; $1.0 million in 2013; $1.1 million in 2014; $0.6 million in 2015; and $4.7 million in the five years thereafter.

(3) Measured as of December 31.

The following table provides information related to the funded status of the plans and the amounts recorded in the Consolidated Balance Sheets (in thousands):

	December 31,		
Funded status of the plans:	2010	2009	2008
Projected benefit obligation	$19,730	$14,358	$13,286
Plan assets at fair value (1)	(2,130)	—	—
Funded status (2)	$17,600	$14,358	$13,286
Amounts recorded in the Consolidated Balance Sheets:			
Other assets — reinsurance asset (3)	$11,680	$10,451	$ 9,141
Other liabilities — accrued pension obligation	$17,600	$14,358	$13,286
Stockholders' equity — unrealized actuarial gain (4)	$ 2,205	$ 3,217	$ 2,777

(1) The $2.1 million plan asset as of December 31, 2010 represents the assets of a defined benefit pension plan for which the Company adopted the accounting provisions of FASB ASC Topics 715 and 960 in 2010. These assets are considered assets of the plan for accounting purposes and are thus not recorded on the Company's Consolidated Balance Sheets. The assets are maintained with a third-party insurance company and are invested in a diversified portfolio of equities, bonds, and other investments. The projected long-term rate of return on these plan assets is 5.0%.

(2) The Company expects to contribute $0.7 million to the plans in 2011.

(3) Consists of a reinsurance asset arrangement with a large international insurance company that was rated investment grade as of December 31, 2010. The purpose of the reinsurance asset arrangement is to fund the benefit obligation under one of the Company's foreign defined benefit pension plans. However, the reinsurance asset is not legally segregated or restricted for purposes of meeting the pension obligation and as a result is not acknowledged as a pension plan asset for accounting purposes. As a result, the reinsurance asset is carried on the Company's Consolidated Balance Sheets at its cash surrender value, which the Company believes reasonably approximates its fair value.

(4) The balance recorded in Stockholders' equity, net of tax effect represents the plan's net unrealized actuarial gain which will be amortized to net periodic pension cost over approximately 15 years. Amortization of the unrealized gain at December 31, 2010 is projected to reduce the Company's net periodic pension cost in 2011 by approximately $0.1 million.

15 — SEGMENT INFORMATION

The Company manages its business in three reportable segments: Research, Consulting and Events. Research consists primarily of subscription-based research products, access to research inquiry, as well as peer networking services and membership programs. Consulting consists primarily of consulting, measurement engagements, and strategic advisory services. Events consists of various symposia, conferences and exhibitions.

The Company evaluates reportable segment performance and allocates resources based on gross contribution margin. Gross contribution, as presented in the table below, is defined as operating income excluding certain COS and SG&A expenses, depreciation, acquisition and integration charges, amortization of intangibles, and Other charges. Certain bonus and fringe benefit costs included in consolidated COS are not allocated to segment expense. The accounting policies used by the reportable segments are the same as those used by the Company. There are no intersegment revenues.

The Company earns revenue from clients in many countries. Other than the United States, there is no individual country in which revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of total revenue and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues.

The Company does not identify or allocate assets, including capital expenditures, by reportable segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

The following tables present operating information about the Company's reportable segments for the years ended December 31 (in thousands):

	Research	Consulting	Events	Consolidated
2010				
Revenues	$865,000	$302,117	$121,337	$1,288,454
Gross contribution	564,527	121,885	55,884	742,296
Corporate and other expenses				(593,031)
Operating income				$ 149,265

	Research	Consulting	Events	Consolidated
2009				
Revenues	$752,505	$286,847	$100,448	$1,139,800
Gross contribution	489,862	112,099	40,945	642,906
Corporate and other expenses				(508,429)
Operating income				$ 134,477

	Research	Consulting	Events	Consolidated
2008				
Revenues	$781,581	$347,404	$150,080	$1,279,065
Gross contribution	495,440	141,395	64,954	701,789
Corporate and other expenses				(537,421)
Operating income				$ 164,368

The Company's revenues are generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international sales agents. Most of the Company's products and services are provided on an integrated worldwide basis, and because of this integrated delivery, it is not practical to separate precisely our revenues by geographic location. Accordingly, the separation set forth in the table below is based upon internal allocations, which involve certain management estimates and judgments. Revenues in the table are reported based on where the sale is fulfilled; "Other International" revenues are those attributable to all areas located outside of the United States, Canada, and Europe, Middle East, Africa.

Summarized information by geographic location as of and for the years ended December 31 follows (in thousands):

	2010	2009	2008
Revenues:			
United States and Canada	$ 765,793	$ 663,832	$ 723,247
Europe, Middle East and Africa	380,771	360,791	430,401
Other International	141,890	115,177	125,417
Total revenues	$1,288,454	$1,139,800	$1,279,065
Long-lived assets (1):			
United States and Canada	$ 69,163	$ 65,896	$ 67,753
Europe, Middle East and Africa	21,856	21,924	19,324
Other International	6,175	2,404	4,325
Total long-lived assets	$ 97,194	$ 90,224	$ 91,402

(1) Excludes goodwill and other intangible assets.

16 — VALUATION AND QUALIFYING ACCOUNTS

The following table summarizes activity in the Company's allowance for doubtful accounts and returns and allowances (in thousands):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged Against Other Accounts (1)	Deductions from Reserve	Balance at End of Year
2008:					
Allowance for doubtful accounts and returns and allowances	$8,450	$1,650	$5,000	$(7,300)	$7,800
2009:					
Allowance for doubtful accounts and returns and allowances	$7,800	$2,100	$6,000	$(7,800)	$8,100
2010:					
Allowance for doubtful accounts and returns and allowances	$8,100	$ 800	$2,000	$(3,700)	$7,200

(1) Amounts charged against revenues.

17 — SUBSEQUENT EVENT

On February 15, 2011, the Company announced that ValueAct Capital Master Fund L.P ("ValueAct Capital") will sell approximately 8,000,000 shares of the Company's Common Stock in a registered public offering underwritten by Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. The underwriters will also have an option to purchase up to an additional 1,200,000 shares of the Company's Common Stock from ValueAct Capital to cover over-allotments, if any. The Company will not receive any proceeds from the sale of the shares of its Common Stock in the offering.

The Company also announced it has entered into an agreement with ValueAct Capital pursuant to which the Company will purchase an aggregate of 500,000 shares of its Common Stock from ValueAct Capital at the net price per share to be received by ValueAct Capital in the offering, so long as the public offering is completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report on Form 10-K to be signed on its behalf by the undersigned, duly authorized, in Stamford, Connecticut, on February 15, 2011.

Gartner, Inc.

Date: February 15, 2011

By: /s/ Eugene A. Hall
Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Christopher J. Lafond and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned, ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this Report. Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	February 15, 2011
/s/ Christopher J. Lafond Christopher J. Lafond	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 15, 2011
/s/ Michael J. Bingle Michael J. Bingle	Director	February 15, 2011
/s/ Richard J. Bressler Richard J. Bressler	Director	February 15, 2011
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 15, 2011
/s/ Russell P. Fradin Russell P. Fradin	Director	February 15, 2011
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 15, 2011
/s/ William O. Grabe William O. Grabe	Director	February 15, 2011
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 15, 2011
/s/ James C. Smith James C. Smith	Director	February 15, 2011
/s/ Jeffrey W. Ubben Jeffrey W. Ubben	Director	February 15, 2011

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Gartner, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-85926, No. 33-92486, No. 333-77015, No. 333-30546, No. 333-91256, No. 333-97557, No. 333-104753, No. 333-120767, No. 333-127349, No. 333-160924), on Form S-8 and in the registration statement (No. 333-172266) on Form S-3 of Gartner, Inc. of our reports dated February 15, 2011, with respect to the consolidated balance sheets of Gartner, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Gartner, Inc.

KPMG LLP

/s/ KPMG LLP

New York, New York
February 15, 2011

Exhibit 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer
Date: February 15, 2011

Exhibit 31.2

CERTIFICATION

I, Christopher J. Lafond, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Christopher J. Lafond

Christopher J. Lafond
Chief Financial Officer
Date: February 15, 2011

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gartner, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene A. Hall Chief Executive Officer of the Company, and Christopher J. Lafond, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eugene A. Hall

Name: Eugene A. Hall
Title: Chief Executive Officer
Date: February 15, 2011

/s/ Christopher J. Lafond

Name: Christopher J. Lafond
Title: Chief Financial Officer
Date: February 15, 2011

A signed original of this written statement required by Section 906 has been provided to Gartner, Inc. and will be retained by Gartner, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

(This Page Intentionally Left Blank.)



Board of Directors

Michael J. Bingle
Managing Director
Silver Lake

Richard J. Bressler
Managing Director
Thomas H. Lee Partners

Karen E. Dykstra
Former Partner
Plainfield Asset Management
Former CFO
Automatic Data Processing

Russell P. Fradin
Chairman and CEO
Aon Hewitt

Anne Sutherland Fuchs
Group President
Growth Brands Division
J.C. Penney
Chair, Commission on
Women's Issues for
New York City

William O. Grabe
Advisory Director
General Atlantic

Eugene A. Hall
Chief Executive Officer
Gartner

Stephen G. Pagliuca
Managing Director
Bain Capital Partners

James C. Smith
Chairman of the Board
Gartner
Retired Chairman and CEO
First Health Group Corp.

Jeffrey W. Ubben
Founder, Chief Executive Officer
and Chief Investment Officer
ValueAct Capital

GARTNER HEADQUARTERS

Corporate Headquarters
56 Top Gallant Road
Stamford, CT 06902-7700
U.S.A.
+1 203 964 0096

Europe Headquarters
Tamesis
The Glanty
Egham
Surrey, TW20 9AW
United Kingdom
+44 1784 431611

Asia/Pacific Headquarters
Gartner Australasia Pty. Ltd.
Level 9, 141 Walker Street
North Sydney
New South Wales 2060
Australia
+61 2 9459 4600

Japan Headquarters
Gartner Japan, Ltd.
Aobadai Hills 6F
4-7-7 Aobadai, Meguro-Ku
Tokyo, 153-0042
Japan
+81 3 3481 3670

Latin America Headquarters
Gartner do Brasil S/C Ltda
Av. Das Nações Unidas 12551, 25
Unit 2501 A
São Paulo 04578-903
Brazil
+55 11 3043 7544

Gartner®